As filed with the Securities and Exchange Commission on March 24, 2006

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

CHG Healthcare Services, Inc.

(Exact name of registrant as specified in its charter)

Delaware	8099	51-0319328
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4021 South 700 East, Suite 300

Salt Lake City, Utah 84107

(801) 264-6400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael R. Weinholtz

President and Chief Executive Officer

CHG Healthcare Services, Inc.

4021 South 700 East, Suite 300

Salt Lake City, Utah 84107

(801) 264-6400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

James H. Wilson King & Spalding LLP 1100 Louisiana Suite 4000 Houston, Texas 77002-5213 (713) 751-3200	Christian O. Nagler Kirkland & Ellis LLP Citigroup Center 153 East 53rd Street New York, New York 10022-4611 (212) 446-4800

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, par value $.01 per share	$115,000,000	$12,305

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we and the selling stockholders are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated March 24, 2006

Prospectus

                     shares

Common stock

This is an initial public offering of shares of common stock by CHG Healthcare Services, Inc. We are selling          shares of common stock, and the selling stockholders are selling          shares of common stock. Prior to this offering, there has been no public market for our common stock. The estimated initial public offering price is between $         and $         per share.

We have applied for listing of our common stock on the Nasdaq National Market under the symbol “CHGH.”

	Per share	Total

Initial public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds to CHG Healthcare Services, Inc., before expenses	$	$

Proceeds to selling stockholders, before expenses	$	$

We and the selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to          additional shares of our common stock on the same terms and conditions set forth above to cover any overallotments. We will not receive any of the proceeds from the sales of shares of our common stock by the selling stockholders.

Investing in our common stock involves a high degree of risk. See “ Risk factors” beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

JPMorgan	Citigroup

SunTrust Robinson Humphrey	Harris Nesbitt

                , 2006

Unless otherwise stated, all figures:

•	give pro forma effect to a :1 forward stock split of our common stock, to be effected immediately prior to completion of the offering; and

•	assume no exercise of the underwriters’ over-allotment option.

Prospectus summary

This summary highlights information included in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk factors.” Some of the statements in this prospectus are forward looking information. See “Forward-looking information and industry data.” References to the “Company,” “we,” “us,” and “our” refer to CHG Healthcare Services, Inc. and its subsidiaries.

Overview

We are one of the oldest and largest nationwide providers of temporary physician staffing services, commonly referred to in the industry as “locum tenens,” in the United States. We also are a leading nationwide provider of temporary allied health and travel nurse staffing services and permanent placement of physicians and other healthcare professionals. Our temporary staffing services focus exclusively on travel staffing. Founded over 25 years ago, we have many long-standing relationships with healthcare professionals and customers and a reputation as one of the most trusted and experienced providers of healthcare staffing services. In 2005, we placed more than 6,500 healthcare professionals on over 18,500 temporary assignments in 35 physician and over 50 other healthcare specialties and subspecialties with over 4,100 customers. Our primary customers are hospitals and physician practices. Locum tenens accounted for 51.2% of our 2005 revenue, other healthcare staffing, which consists of allied health and travel nurse staffing, generated 42.6% and permanent placement of physicians and other healthcare professionals generated 6.2%. We contract directly with our customers and do not rely on third-party payors, such as Medicaid, Medicare or insurance companies, for reimbursement.

According to Staffing Industry Analysts, Inc., or SIA, an independent provider of market data and analysis to the staffing industry, locum tenens has experienced annual growth rates of at least 11% for each year from 2002 to 2005 and is expected to grow at a compound annual rate of 12% for the two year period ended December 31, 2007. Physicians are the primary generators of revenue and demand for other services in most healthcare settings and are an important factor in achieving high quality outcomes and patient satisfaction. In addition, we believe the cost to the customer of a locum tenens physician is approximately the same as the cost of a full-time local physician. Hospitals, physician practices and other customers use locum tenens physicians to fill in for permanent physicians during vacations, maternity leave, sabbaticals and continuing education, to address peak or seasonal demands and to fill open positions while conducting a search for a permanent physician. Because physician absences often are planned months in advance, demand for locum tenens generally is more predictable and less dependent on hospital admission trends or general economic conditions than other types of healthcare staffing.

Locum tenens is more complex than other types of healthcare staffing. Matching locum tenens physicians with open assignments generally requires identifying physicians with specific training and experience for locum tenens assignments of varying durations and settings. Also, locum tenens physicians generally do not work full-time and have varying availability and geographic preferences. In addition, significantly greater resources and expertise are required in connection with the credentialing and licensing of physicians. In most cases, the contact point at a particular customer is different for each specialty, making specialty focused expertise and relationships key success factors. Our size, expertise, use of specialty focused teams and nationwide relationships with a large number of healthcare professionals and customers provide us with a significant competitive advantage.

From 2001 to 2005, our temporary staffing revenues increased at a compound annual growth rate of 18.4%, or 11.1% exclusive of revenue from businesses acquired during that period. This growth compares favorably to a compound annual growth rate of 3.0% for the overall temporary healthcare staffing industry during that period. Over the same period, our locum tenens revenue grew at a compound annual rate of 14.3% and the growth each year exceeded 10.0%.

Our industry

The healthcare staffing industry provides temporary staffing and permanent placement of professionals in healthcare and healthcare-related positions. Temporary staffing refers to the placement of healthcare professionals on a contracted, fixed-term basis. Hospitals, physician practices and other customers generally obtain temporary personnel from two external sources: local, or per diem, nurse staffing companies and national travel healthcare staffing companies. As opposed to per diem staffing, travel staffing has centralized administrative offices, allowing for operating efficiencies. The three components of temporary healthcare travel staffing are locum tenens, allied health and travel nurse.

SIA estimates that the United States temporary healthcare staffing industry generated $10.0 billion in revenue in 2005 and is expected to grow at an annual rate of 5% for the year ended December 31, 2006 and 6% for the year ended December 31, 2007. We believe that several fundamental growth drivers will continue to influence the healthcare staffing market over the long-term. These growth drivers include an aging population, continued scarcity of healthcare professionals, increased utilization of flexible staffing models by hospitals and physician practices and increased focus on job flexibility by healthcare professionals.

Our temporary staffing services focus exclusively on travel staffing. We have three business segments: locum tenens, other healthcare staffing, which consists of allied health staffing and travel nurse staffing, and permanent placement.

Locum tenens

Locum tenens involves placing physicians, which include general practitioners and specialists, on temporary assignments in a variety of healthcare settings. Locum tenens assignments vary significantly in length, lasting from several days to a year or more in duration. Based on our experience, assignments most commonly last from 20 to 25 days. According to SIA, locum tenens is the fastest growing component of the temporary healthcare staffing industry. Locum tenens grew 12% in 2005 generating revenue of $1.2 billion and is expected to grow at a compound annual rate of 12% for the two year period ended December 31, 2007.

Other healthcare staffing

Allied health staffing involves placing professionals other than physicians and nurses, such as rehabilitation and respiratory therapists, physician assistants, nurse practitioners, nurse anesthetists, pharmacists, surgical technicians and radiologic technologists, in a variety of healthcare settings. Allied health staffing assignments generally last 13 weeks. According to SIA, allied health staffing is the second fastest growing component of the temporary healthcare staffing industry behind locum tenens. Allied health staffing grew 9% in 2005, generating revenue of $2.6 billion and is expected to grow at a compound annual rate of 9% for the two year period ended December 31, 2007.

Travel nurse staffing involves placing nurses working in direct patient care in medical/surgical units as well as more specialized nurses working in critical care, emergency, operating room, neonatal intensive care, dialysis and obstetrics units. Travel nurse staffing assignments generally last 13 weeks. According to SIA, travel nurse staffing grew 1% in 2005 generating revenue of $2.1 billion and is expected to grow at a compound annual rate of 5% for the two year period ended December 31, 2007.

Permanent placement

Permanent placement services entail the customized search for and the recruitment of physicians and other professionals to fill permanent healthcare positions. Generally, the placement of healthcare professionals in permanent positions requires an extensive search and interview process to locate qualified candidates. Based on our internal estimates, we believe the industry generated approximately $400 million in revenue in 2004. Of the approximately 750,000 practicing physicians in the United States, we estimate that 67,500 of them change jobs each year and approximately one-third of these physicians use placement services.

Our strengths

We have a number of strengths that we believe provide us with competitive advantages or are otherwise important to our financial success. Our strengths include:

•	Our reputation as an experienced and trusted provider. With over 25 years in the business, we have established a reputation as one of the most trusted and experienced providers of temporary healthcare staffing services and have many long-standing relationships with healthcare professionals, hospitals, physician practices, and other customers. This is important in both attracting and retaining a consistent supply of healthcare professionals, as well as obtaining repeat business from our customers. Approximately 53% of the healthcare professionals we placed on temporary assignment in 2005 had been placed by us within the last five years and more than 60% of our customers in 2005 had done business with us in the past.

•	Our broad service offering and specialty focused teams. In 2005, we placed more than 6,500 healthcare professionals on over 18,500 temporary assignments in 35 physician and over 50 other healthcare specialties and subspecialties. A separate operating team responsible for marketing, customer development, recruitment, scheduling and relationship management is devoted to each specialty or group of similar specialties. Our broad service offering and our specialty focused team-based approach provide diversification and flexibility as the demand for temporary staffing in particular specialties changes. We also are well positioned with respect to a growing number of large customers who desire to work with a limited number of staffing vendors to increase efficiency.

•	Our size, nationwide presence and relationships. The greater complexities involved in locum tenens relative to other types of healthcare staffing favor large established companies such as ours. Our ability to match locum tenens physicians with open assignments generally requires identifying physicians with specific training and experience for locum tenens assignments of varying durations and settings. Also, locum tenens physicians generally do not work full-time and have varying availability and geographic preferences. We serve over 4,100 hospitals, physician practices and other customers. Our large number of customer relationships allow us to recruit more healthcare professionals because we have more available positions to offer them. Furthermore, our nationwide recruiting capabilities and large number of relationships with healthcare professionals are important to broadening our relationships with existing customers as well as continuing our efforts to expand our customer base.

•	Our history of strong and consistent financial performance and growth. From 2001 to 2005, our temporary staffing revenues increased at a compound annual growth rate of 18.4%, or 11.1% exclusive of revenue from businesses acquired during that period. This growth favorably compares to a compound annual rate of 3.0% for the overall temporary healthcare staffing industry during that period. Over the same period, our locum tenens revenue grew at a compound annual rate of 14.4% and the growth each year exceeded 10.0%. Our business model allows us to generate significant cash flows from operations and requires relatively low capital expenditures.

•	Our strong management team with extensive healthcare staffing and acquisition experience. We have strong senior management experienced in developing and executing organic and acquisition growth initiatives in the healthcare staffing industry. On average, our executive officers have more than 19 years of experience in the staffing industry. The divisional leaders that supervise our operating teams average more than seven years with us and 13 years of experience in the staffing industry. Since 2000, we have successfully completed and integrated acquisitions in each of our business segments: locum tenens, other healthcare staffing and permanent placement.

Our strategy

Our objective is to continue to expand our leadership position in each of our target markets. We believe we are uniquely positioned to take advantage of growth opportunities in these markets. Our strategy involves the following elements:

Increase our supply of physicians and other healthcare professionals

We seek to expand our supply of physicians and other healthcare professionals in order to fill a larger percentage of customer orders and reduce the time needed to fill orders. Our specialty focused operating teams allow us to develop recruiting strategies targeted on a specialty-by-specialty basis. Our strong level of customer service and attention to the details of the placement process also result in referrals from our current and former temporary healthcare professionals. We focus on retaining repeat business from healthcare professionals by offering a wide variety of assignments and nationwide locations, attractive compensation and benefits packages. Approximately 53% of the healthcare professionals we placed on temporary assignment in 2005 had been placed by us within the last five years.

We believe there is a particular opportunity for significant expansion of the supply of locum tenens physicians through targeted marketing and education about locum tenens. According to SIA, the ratio of locum tenens physicians to total practicing physicians is only 0.4%. Locum tenens provides a unique opportunity to physicians to focus almost exclusively on patient care, with most administrative responsibilities handled by others. Based on our experience, approximately 50% of locum tenens physicians are over 50 years of age, 37% are between 36 and 50 years of age, and 13% are 35 years of age and under.

Expand our relationships with customers

We continue to expand our existing customer relationships and develop new customer relationships. Our primary customers are hospitals and physician practices. In 2005, more than 60% of our customers had done business with us in the past. Because of our broad service offering, we are well positioned with respect to a small but growing number of large customers who desire to work with a limited number of staffing vendors to increase efficiency. Currently, approximately 30% of our revenue is derived from customers that purchase staffing services from more than one of our business lines. We believe an opportunity exists to increase this level of penetration with increased focus on the part of our operating teams and corporate sales group.

Continue our emphasis on the consistently growing locum tenens segment

We believe our leadership position in locum tenens will allow us to continue to capture a large percentage of future growth. According to SIA, locum tenens is the fastest growing component of the temporary healthcare staffing industry. Locum tenens grew at least 11% each year from 2002 through 2005 and is expected to grow at a compound annual rate of 12% for the two year period ended December 31, 2007. Physicians are the primary generators of revenue and demand for other services in most healthcare settings and are an important factor in achieving high quality outcomes and patient satisfaction. The demand for locum tenens generally is more predictable and less driven by hospital admission trends and economic conditions than other components of the temporary healthcare staffing industry.

Continue to improve operating efficiencies and service levels

Because our temporary staffing services focus exclusively on travel staffing, we have centralized administrative functions that allow us to obtain operating efficiencies. We maintain centralized service groups that provide support to our specialty focused operating teams in areas such as corporate sales, quality assurance, risk management, corporate marketing, information systems, human resources and accounting and finance. By centralizing these functions, we improve execution and efficiency through economies of scale and allow our operating teams to focus on providing our customers and healthcare professionals with the highest quality service. We intend to continue to focus on improving execution and productivity, thereby reducing incremental operating costs and increasing profit margins.

Pursue select acquisition opportunities

We continually evaluate strategic acquisition opportunities that would enable us to enhance our competitive position or expand our market presence or service offerings. Our objective is to acquire complementary healthcare staffing businesses that are synergistic with our customer base and provide opportunities to leverage our business model. We have successfully completed and integrated acquisitions in each of our business segments. Since 2000, we acquired Weatherby Associates, a provider of physician permanent placement and locum tenens, Foundation Medical Staffing, a provider of travel staffing services for dialysis nurses and rehabilitation therapists, and RN Network, a provider of travel nurse staffing services.

Our company

We were incorporated in Delaware in 1989. Our predecessor company, Comprehensive Health Systems, Inc. was founded in 1979. Our corporate headquarters are located at 4021 South 700 East, Suite 300 Salt Lake City, Utah 84107. Our telephone number is (801) 264-6400 and our corporate website is www.chghealthcare.com. The information on our website or any other website referenced herein is not part of this prospectus.

The offering

Common stock offered:
By us	shares
By the selling stockholders	shares
Common stock to be outstanding after the offering (1):	shares
Use of proceeds	We estimate that the net proceeds from the offering will be approximately $ million. We intend to use the proceeds to repay a portion of the term loan outstanding under our credit facility.
We will not receive any of the net proceeds from the sale of shares of our common stock by the selling stockholders. See “Use of proceeds.”
NASDAQ symbol	“CHGH”
Risk factors	See “Risk factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

(1)	The number of shares of common stock to be outstanding after the offering excludes shares reserved for issuance under our new stock plans and 70,787 shares that are subject to options outstanding under our current stock option plans at the time of the offering with a weighted average exercise price of $93.33.

Summary consolidated financial information

The summary consolidated historical financial information set forth below was derived from our audited historical financial statements and should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our financial statements and the related notes thereto included in this prospectus.

Years ended December 31,
(in thousands except share and per share data)	2003	2004	2005

Consolidated statements of income:

Revenue:
Locum tenens	$166,318	$188,234	$207,485
Other healthcare staffing	92,311	165,477	172,421
Permanent placement	27,802	27,703	25,303

Total revenue	286,431	381,414	405,209
Cost of services	196,823	269,378	291,611

Gross profit	89,608	112,036	113,598

Operating expenses:
Selling, general and administrative	66,254	78,685	82,831
Depreciation and amortization	1,922	4,327	4,607
Special bonus	—	2,485	5,424

Income from operations	21,432	26,539	20,736
Interest expense, net	1,291	4,044	6,374

Income from continuing operations before income taxes	20,141	22,495	14,362
Provision for income taxes	8,490	10,298	7,068

Income from continuing operations	11,651	12,197	7,294
Loss from discontinued operations, net of income taxes	(9)	—	—

Net income	11,642	12,197	7,294
Preferred stock dividends	(1,117)	(1,012)	—

Net income attributable to common stockholders	$10,525	$11,185	$7,294

Weighted average number of shares of common stock outstanding:
Basic	411,849	428,382	428,751
Diluted	438,199	454,379	460,306

Net income per common share:
Basic	$25.56	$26.11	$17.01
Diluted	24.18	24.62	15.85

Other financial information:

Net cash provided by operating activities	$20,757	$21,380	$27,329
Net cash (used in) investing activities	(1,886)	(63,907)	(6,815)
Net cash provided by (used in) financing activities	(2,098)	30,590	(10,571)

As of December 31, 2005 ( in thousands)

Consolidated balance sheet data:

Cash and cash equivalents	$21,514
Working capital	8,524
Total assets	198,489
Total long-term debt, including current portion	92,988
Common stock and options subject to redemption	20,847
Total stockholders’ equity (deficit)	(11,935)

Risk factors

Your investment in our common stock will involve risks. You should carefully consider, in addition to the other information contained in this prospectus, the risks described below before deciding whether an investment in our common stock is appropriate for you.

Risks related to our business

Our business depends upon our continuing ability to recruit and retain qualified healthcare professionals because we do not have exclusive contracts with them.

Because of the ongoing shortage of healthcare professionals in general, the competition for qualified professionals in most fields is intense. In our recruiting efforts, we compete with other healthcare staffing companies and customers and potential customers offering both temporary assignments and permanent positions. To successfully recruit and retain healthcare professionals we believe we must offer them a wide variety of attractive assignments and competitive wages and benefits. As a result of competition, insufficient attractive assignments or other factors, we may be unable to maintain or increase the number of healthcare professionals that we have historically recruited.

We do not have exclusive contracts with our customers so our success depends on our ability to continually secure and fill new orders with existing and new customers.

Typically, several healthcare staffing companies have the opportunity to fill a new order, so competition is intense and speed of execution is crucial. The success of our business is dependent upon our ability to continually secure new orders from existing and new customers and to fill those orders with our temporary healthcare professionals. To successfully fill orders, we must have sufficient qualified candidates available for placement. As described above, we may be unable to recruit qualified candidates for available assignments. If we are unable to secure and fill new orders, our business and results of operations would be negatively impacted.

We could be subject to professional liability claims significantly in excess of the amount we have reserved.

We provide professional liability coverage to physicians and other healthcare professionals while they are on temporary assignment for us. The coverage generally has limits of $1.0 million per occurrence and $3.0 million per year in the aggregate and is intended to cover claims, whenever made, related to occurrences while such professionals are on assignment for us. We have elected to self-insure for some or all of the cost of claims that may be made against healthcare professionals under this coverage for the periods from February 1, 1998 to November 1, 1999 and from February 1, 2002 to date.

Claims also may be made directly against us. In recent years, hospitals and other participants in the healthcare industry have been subject to an increasing number of claims alleging medical malpractice based on legal theories such as negligent hiring, supervision or credentialing and vicarious liability for acts of their employees or independent contractors. These claims may involve large alleged damages and substantial defense costs. Our non-physician temporary healthcare professionals are our employees while on assignment for us, which increases the likelihood that we could be held responsible for their actions. In addition, an increasing number of our customers require that we indemnify them for claims resulting from the alleged actions of our non-physician professionals while on temporary assignment with the customer. We have elected to self-insure for a portion of the cost of claims made directly against us.

We record professional liability reserves for the estimated future costs, net of any third-party insurance, we will incur, including claims incurred but not reported, under the professional liability coverage we provide to temporary healthcare professionals while on assignment for us and for claims made directly against us. These reserves inherently are subject to uncertainty. We use actuarial estimates prepared by an independent actuary firm to determine our reserves. The actuarial estimates are based on our historical claims experience, demographic factors, industry trends and other actuarial assumptions. Because of the limited amount of claims experience data available, the relative uniqueness of the locum tenens industry and the variability within our historical claims experience, there is a wide range of potential outcomes. Actual losses and related expenses may deviate significantly from the reserve estimates reflected in our financial statements. At December 31, 2005, our professional liability reserve was $52.4 million and we accrued professional liability expense, or an addition to the reserve, of $19.3 million for the year ended December 31, 2005. See note 1, “—Professional liability reserve,” to our consolidated financial statements included in this prospectus.

Our reserves could be significantly affected if our future claims experience, or that of our industry, differs from historical trends and expectations or if assumptions underlying the actuarial estimates are revised. If we are required to increase our reserves, our net income will be reduced. In addition, a significant increase in our estimated reserves could adversely impact or even impair our liquidity. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Credit facility.”

We will be required to take a charge to earnings if the fair value of goodwill drops below the carrying amount.

As of December 31, 2005, we had goodwill of $79.3 million, which represented 39.9% of our total assets. Goodwill represents the excess of the total purchase price of our acquisitions over the fair value of the other net assets acquired. Our goodwill may increase in future periods if we complete additional acquisitions. Goodwill is not amortized but is tested for impairment annually or more often if events or changes in circumstances indicate a potential impairment may exist. Goodwill is tested for impairment for each of our four reporting units—locum tenens, allied staffing, travel nurse staffing and permanent placement. If events or changes in circumstance occur, such as a decline in our operating results or an adverse change in market conditions, we may be required to reduce the carrying value of our goodwill, which would harm our results for the period in which such impairment charge is recognized.

A significant portion of our operations are located in south Florida, which is frequently subject to severe weather conditions.

Our two offices in south Florida house more than 25% of our staff employees and provide staffing services in all of our business lines. Florida has suffered from or been threatened by severe weather conditions frequently over the past several hurricane seasons. Tropical storms and hurricanes and associated flooding can cause catastrophic damage to a large area. Severe weather could destroy or damage our offices and information systems or the infrastructure needed to provide necessary services such as electricity, water and telecommunications.

In addition to the direct damage that can be caused by tropical storms and hurricanes and associated flooding, the mere threat of severe weather conditions in the area of our operations can cause significant disruptions. As a consequence, our operations can suffer from the distractions caused by a potential storm, employee absences to prepare for a potential storm, temporary closures of our offices, downtime to safeguard information systems and precautionary and mandatory evacuations.

Our south Florida operations have experienced several disruptions as the result of severe weather over the past two hurricane seasons, including temporary closures of our offices and the loss of power and phone service.

Reclassification of our independent contractors or some of our exempt employees by tax authorities could materially and adversely affect our business model and could require us to pay significant retroactive wages, taxes and penalties.

Because we consider our locum tenens physicians to be independent contractors, as opposed to employees, we do not withhold income or other employment related taxes, pay employment related taxes or provide workers’ compensation insurance with respect to them. The classification of locum tenens physicians as independent contractors depends upon the facts and circumstances of the relationship. If a federal or state taxing authority determined that locum tenens physicians engaged as independent contractors are employees, our locum tenens business model would be materially and adversely affected and we could be subject to significant retroactive wages, taxes and penalties. Under current federal tax law, a “safe harbor” from reclassification, and consequently retroactive taxes and penalties, could be available if our treatment is consistent with the long-standing practice of a significant portion of our industry and we meet certain other requirements. As part of a 2002 settlement, the United States agreed that, absent a material change in the way we operate our locum tenens segment or in the law, our practice of treating locum tenens physicians as independent contractors was protected under the safe harbor. The periods to which the settlement related were prior to the acquisition of our “Weatherby” brand locum tenens business in 2000.

As we continue to grow, we believe that we are more likely to be a target of challenges to our pay practices, such as challenges to employee classifications under the Fair Labor Standards Act. We could be subject to payment of additional wages, benefits, taxes and penalties if some of our staff employees currently classified as exempt from overtime and minimum wage requirements are reclassified as non-exempt from such requirements. A majority of our staff employees are currently classified as exempt from overtime and minimum wage requirements.

We operate in a highly competitive environment.

The staffing industry is highly fragmented and, in general, has low barriers to entry. We compete in national, regional and local markets with full-service healthcare staffing companies, specialized temporary staffing or permanent placement providers. Historically, our locum tenens business has competed with smaller specialized niche providers. However, with AMN Healthcare Services’ recent acquisition of The MHA Group, we will be competing with a large provider of locum tenens. We also have seen competition significantly increase in allied healthcare specialties that have experienced rapid growth. For further information about the companies with which we compete, see “Business—Competition.” Increased competition, particularly in locum tenens, could negatively impact our business and results of operations.

Our operations may deteriorate if we are unable to attract, retain and develop our operating team personnel.

Because the healthcare staffing industry experiences a high turnover rate for operating personnel, our long-term success is dependent upon our ability to continue to attract and retain personnel for our operating teams. The number of individuals who meet our qualifications for these positions is limited and we may experience difficulty in attracting qualified candidates. In addition, we commit substantial resources to the training, development and support of these individuals. Competition for qualified operating team personnel in our industry is strong and the turnover rate is high, so it is possible that we will be unable to retain a significant portion of our operating team personnel after we have expended the time and expense to recruit and train them, which would negatively impact our business and results of operations.

Our business is vulnerable to economic downturns, periods of high unemployment and declines in our customers’ patient occupancy.

Based on our historical experience, during downturns in the economy and periods of high unemployment, many healthcare professionals who weren’t working seek to return to work. During these downturns, healthcare professionals in permanent positions are more inclined to work overtime or to switch from part-time to full-time and are less inclined to leave their positions, particularly to work on a temporary basis. In addition, healthcare professionals working on a temporary basis often are interested in returning to a permanent position during downturns in the economy. As a result, fewer vacancies are available and demand for our services declines. Fewer placement opportunities also makes it more difficult to recruit a shrinking supply of temporary healthcare professionals.

Demand for our other healthcare staffing services, which consists of allied health staffing and travel nurse staffing, is significantly affected by the general level of patient occupancy our hospital customers experience, which may be affected by general economic conditions. When occupancy increases, temporary employees are often added before full-time employees are hired. As occupancy decreases, hospital and healthcare facility customers typically will reduce their use of temporary employees before undertaking layoffs of their regular employees. In addition, we may experience more competitive pricing pressure during periods of occupancy downturn. Economic downturns, periods of high unemployment and declines in our customers’ patient occupancy could negatively impact our business and results of operations.

If our information and communication systems fail or do not function properly, we will be unable to operate our business.

Our business is dependent on the proper functioning of our information and communication systems. All of our business is conducted through our electronic communication system. Our information systems also are critical to our daily operation because they identify and match healthcare professionals and customer assignments and perform billing and accounts receivable functions. Additionally, we rely on our information systems in managing our accounting and financial reporting. Our information systems are protected through physical and software safeguards and we have backup remote processing capabilities. However, they are still vulnerable to fire, storm, flood, power loss, telecommunications failures, physical or software break-ins and similar events. If our information and communication systems fail or are otherwise unavailable, our business would be materially and adversely impacted.

We may be unable to grow through future acquisitions or we may not be able to effectively integrate the businesses we acquire.

Our business strategy includes growth through select acquisitions of other businesses. However, acquisition opportunities may not be available or may be unattractively priced because of competition or other factors. In addition, we may be unable to fund an acquisition opportunity. If we are unable to successfully integrate future acquisitions into our existing operations, unforeseen operational difficulties or diminished financial performance may result or a disproportionate amount of our management’s attention may be diverted. Even if we are successful in integrating any future acquisitions, we may not derive the benefits, such as operational or administrative synergies, that we expected.

Our margins will decline if we cannot recover increases in the costs we incur in connection with placing healthcare professionals on temporary assignment with our customers.

We usually provide other healthcare staffing services on a fixed hourly rate and we are responsible for travel and housing costs and employee benefits. Subject to certain limitations, our customers typically reimburse us for the travel and housing costs of our locum tenens physicians. Our margins will decline if we cannot recoup increases in travel, housing and other costs by passing through such increases to our customers in the case of locum tenens physicians or increasing our hourly rate in the case of other healthcare professionals.

Our customers operate in a regulated industry and changes in regulations and policies of third-party payors could reduce our revenues and profitability.

Our customers are subject to extensive and complex laws, including laws related to federal and state healthcare programs such as Medicare and Medicaid, the federal anti-kickback law and the federal anti-referral law known as the Stark Law. Although our business is generally not subject to these laws, they could indirectly affect the demand or the prices paid for our services. For example, some of our customers could suffer civil or criminal penalties or be excluded from participating in Medicare, Medicaid, and other healthcare programs if they fail to comply with the laws and regulations applicable to their businesses, which could result in a decrease in the demand for our services.

Our hospitals, physician practices and other customers could receive reduced reimbursement or payment, including, without limitation, for the services we provide, or be excluded from coverage, because of a change in the rates, policies, or conditions set by federal, state health or other healthcare programs including Medicare, Medicaid, insurance companies and managed care organizations. Such third-party payors increasingly challenge the prices paid for medical care. A reduction in reimbursement or payments for the services we provide could adversely affect the prices that our customers are willing or able to pay for our services.

Any changes under the laws and regulations or payment and reimbursement policies under which our customers operate, whether through new laws and regulations or interpretations of existing ones, including those of Medicare, Medicaid and other healthcare programs, could reduce our revenues and profitability.

Our failure to maintain our licenses or exemptions from licensing under state laws regulating temporary healthcare staffing companies could materially and adversely effect our business.

In some states, healthcare staffing companies must be licensed or registered to operate or advertise in such states, or qualify for an exemption from such licensing and registration requirements. If we fail to obtain or maintain our required licenses and registrations or current exemptions become unavailable under existing or future laws and regulations, we could be subject to increased compliance costs or be required to cease operating in those states and be subject to penalties. In addition, existing laws and regulations could be reinterpreted in a way that could also materially and adversely effect our business.

We may be legally liable for damages resulting from our customers’ improper treatment of our non-physician healthcare professionals.

While non-physician healthcare professionals are our employees while on assignment for us, they work at our customers’ facilities. As a result, we potentially are subject to alleged claims by our non-physician healthcare professionals for discrimination, sexual harassment and other similar activities by our customers. The cost of defending such claims, even if groundless, could be substantial and the associated negative publicity could adversely affect our ability to attract and retain qualified healthcare professionals in the future.

Our management has not yet performed an assessment of the effectiveness of our internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act.

Beginning with our annual report on Form 10-K for the year ending December 31, 2007, we may be required to comply with the requirement of Section 404 of the Sarbanes-Oxley Act to include in each of our annual reports an assessment by our management of the effectiveness of our internal controls over financial reporting and a report of our independent registered public accounting firm addressing this assessment. We have not yet performed this assessment. This assessment could result in the discovery of one or more material weaknesses in internal controls over financial reporting and result in our management being unable to conclude that our internal controls over financial reporting are effective.

The loss of key senior management personnel could adversely affect our ability to remain competitive.

We believe that the success of our business strategy and our ability to operate profitably depend on the continued employment of our senior management team. If any member of our senior management team becomes unable or unwilling to continue in his or her present position, our business and financial results could be materially and adversely affected.

Risks related to our common stock

There may be a limited public market for our common stock, and our stock price may experience volatility.

Prior to the offering, there has been no public market for our common stock, and an active trading market may not develop or be sustained. You may not be able to resell your shares at or above the initial public offering price, which will be determined through negotiations among us and the underwriters and may not be indicative of prices that will prevail in the public trading market. In addition, the stock market has from time to time experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of particular companies. Changes in earnings estimates by analysts and economic and other external factors may have a significant impact on the market price of our common stock. Fluctuations or decreases in the trading price of our common stock may adversely affect the liquidity of the trading market for our common stock and our ability to raise capital through future equity financings.

Following the offering, our management and directors and the selling stockholders will continue to own a significant percentage of our outstanding common stock, giving them the ability to control the outcome of stockholder votes.

Upon completion of the offering, our management and directors and the selling stockholders, will continue to own approximately         % of our outstanding common stock, or approximately         % if the underwriters exercise their over-allotment option in full. These stockholders would, acting together, be able to control the outcome of stockholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in our certificate of incorporation or bylaws and possible mergers, corporate control contests and other significant corporate transactions. This concentration of ownership also could discourage a potential acquirer from attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common stock.

Investors in the offering will suffer immediate and substantial dilution and are subject to potential future dilution.

The initial public offering price of our common stock will be substantially higher than the net tangible book value (deficit) per share immediately after the offering. Therefore, if you purchase shares in the offering, you will suffer immediate and substantial dilution based on net tangible book value (deficit) per share. You will incur further dilution if outstanding options to purchase our common stock are exercised. In addition, our amended and restated certificate of incorporation will allow us to issue a significant number of additional shares. Any such issuance may significantly reduce your proportionate interest in our common stock. See “Dilution.”

Future sales of our common stock could adversely affect its market price.

Following the offering, a small number of stockholders will continue to own a significant percentage of our outstanding common stock. These shares will become available for resale beginning at various points in time in the future. Following the offering, the sale, or the possibility of a sale, by one or more of these large holders of a substantial number of shares in the public market could cause the market price of our common stock to decline. The sale of a substantial number of shares or the possibility of such a sale also could make it more difficult for us to sell our common stock or other equity securities in the future at a time and at a price that we deem appropriate. Our directors and executive officers and the selling stockholders, who collectively own substantially all of our outstanding common stock prior to the completion of the offering, have agreed not to dispose of any shares of our common stock, subject to limited exceptions, for a period of 180 days after the date of this prospectus without the consent of representatives of the underwriters. See “Shares eligible for future sale,” “Underwriting” and “Principal and selling stockholders.”

Provisions of our amended and restated certificate of incorporation and bylaws and Delaware law could deter takeover attempts.

Provisions contained in the amended and restated certificate of incorporation and bylaws we will adopt and Delaware General Corporation Law could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of our company. These provisions could limit the price that investors might be willing to pay in the future for our common stock. See “Description of capital stock—Anti-takeover effects of provisions of Delaware law and our amended and restated certificate of incorporation and bylaws.”

Forward-looking information and industry data

Most of the industry historical data and all of the industry forward-looking information used in this prospectus are based on independent industry reports published by SIA. SIA states that the data it reports comes from a wide variety of sources, including the Bureau of Labor Statistics, the U.S. Census Bureau, the National Center for Health Statistics, the Health Resources and Services Administration, the National Council of State Boards of Nursing, the National Center for Health Workforce Analysis as well as SIA and other sources. The remainder of the industry historical data is based on our good faith estimates, which are derived from our experience, internal surveys and some of the independent sources listed by SIA. Although we believe SIA and the sources it cites are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness.

Among the conditions or events that could cause actual industry results to be inferior to those implied in the forward-looking information derived from SIA’s reports are:

•	economic downturns or high unemployment;

•	declines in patient occupancy at hospitals and other healthcare facilities;

•	changes in the laws or regulations or payment and reimbursement policies of Medicare, Medicaid and other healthcare programs; and

•	insufficient numbers of healthcare professionals electing to work on a temporary basis.

In addition, the preparation of our consolidated financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure on contingent assets and liabilities. Our management bases their estimates on historical experience and on various assumptions that they believe are reasonable under the circumstances. Actual results may differ from the estimates under different assumptions or conditions. See “Management’s discussion and analysis of financial condition and results of operations—Critical accounting policies and estimates”, “Risk factors—We could be subject to professional liability claims significantly in excess of the amount we have reserved”, and “Risk factors—We will be required to take a charge to earnings if the fair value of goodwill drops below the carrying amount.”

The following factors could cause our actual results to differ from those implied by the forward-looking information in this prospectus:

•	our ability to continue to recruit and retain qualified healthcare professionals;

•	our ability to continue to secure and fill new orders with existing and new customers;

•	professional liability claims significantly in excess of our reserves;

•	severe weather in south Florida;

•	economic downturns, periods of high unemployment and declines in our customers’ patient occupancy;

•	our ability to attract, retain and develop our operating team personnel;

•	our ability to recover increased travel, housing and employee benefit costs; and

•	our ability to carry out our business strategy, including growth through select acquisitions.

See “Risk factors” for a discussion of other factors that could cause actual results to differ from those implied by the forward-looking information in this prospectus.

Use of proceeds

We estimate that our net proceeds from the offering will be approximately $             million ($             million if the underwriters’ over-allotment option is fully exercised). We will not receive any of the net proceeds from the sale of shares of common stock by the selling stockholders. We intend to use our net proceeds (including the additional net proceeds from any exercise of the underwriters’ over-allotment option) to repay a portion of the $70.1 million term loans outstanding as of March 24, 2006 under our credit facility. In October 2005, we paid a $34.6 million cash dividend to our common stockholders and related special bonuses to option holders of $5.4 million. In connection with these payments, we increased the term portion of our credit facility by $15.0 million and used the additional borrowings to fund a portion of the payments. The term loan bears interest at an annual rate equal to LIBOR plus 3.25% to 3.75% or a base rate plus 2.25% to 2.75% and matures on January 29, 2009.

JPMorgan Chase Bank is the administrative agent and a lender under our credit facility and is affiliated with one of the underwriters of the offering. See “Underwriting.”

Dividend policy

Except as described in the paragraph below, we have not paid cash dividends in the past and currently do not expect to pay cash dividends or make any other distributions to the holders of our common stock. We expect to retain our future earnings, if any, for use in the operation and expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and such other factors as our board deems relevant. In addition, our ability to declare and pay future dividends on our common stock is restricted by our current credit facility and may be restricted by other loan agreements we may enter into from time to time.

In October 2004, we redeemed all of our outstanding preferred stock for $16.6 million in cash and paid a cash dividend of $16.0 million to our common stockholders. In October 2005, we paid a $34.6 million cash dividend to our common stockholders. See “Management’s discussion and analysis of financial condition and results of operations—Equity distributions, redemption of preferred stock and special bonuses.”

Capitalization

The following table sets forth our capitalization as of December 31, 2005 on an actual basis and on an as adjusted basis to reflect our sale of the shares of common stock in the offering at an assumed offering price of $             per share and the anticipated use of the net proceeds as described under “Use of proceeds.”

As of December 31, 2005 (in thousands, except share amounts)	Actual	As Adjusted

Cash and cash equivalents	$21,514	$

Long-term debt, including current portion	92,988

Common stock and options subject to redemption (1)	20,847

Stockholders’ equity:
Common stock, $.01 par value, 1,000,000 shares authorized; 428,873 shares issued and outstanding on an actual basis; shares issued and outstanding on an as adjusted basis (2)	4
Additional paid-in capital	—
Deferred stock-based compensation	(1,672)
Retained earnings (deficit) (3)	(10,267)

Total stockholders’ equity (deficit)	(11,935)

Total capitalization	$101,900	$

(1)	Relates to shares and options that contain repurchase features outside our control that expire upon an initial public offering. Upon consummation of the offering, this amount will be reclassified to stockholders’ equity (deficit).
(2)	Does not reflect the 83,552 remaining shares of our common stock reserved for issuance under our stock option plans, of which 70,787 shares were subject to outstanding options at a weighted average exercise price of $93.33 per share at December 31, 2005.
(3)	Upon completion of the offering, we will record charges of an estimated $3.0 million related to stock options and $ million related to the write off of deferred financing costs. See “Management’s discussion and analysis of financial condition and results of operations—2006 charges associated with IPO.”

Dilution

The net tangible book value (deficit) per share of our common stock is equal to our tangible assets minus our liabilities, divided by the number of shares of our common stock outstanding. For investors in our common stock, dilution per share is the difference between the initial public offering price of our common stock in the offering and the net tangible book value (deficit) per share of our common stock immediately after completion of the offering. The offering will result in dilution because the per share offering price of our common stock is substantially in excess of the per share net tangible book value (deficit) of our common stock prior to the offering.

On December 31, 2005, our net tangible book value (deficit) was approximately $(71.1) million, or $(165.70) per share of common stock, based on 428,873 shares of common stock outstanding. As of December 31, 2005, our outstanding common stock was held by 20 stockholders of record.

After giving effect to the sale of common stock offered by this prospectus and the receipt of the estimated net proceeds, after deducting underwriting discounts and estimated offering expenses, our net tangible book value (deficit) at December 31, 2005 would have been $             per share of common stock. This represents an immediate and substantial increase in the net tangible book value (deficit) of $             per share to existing stockholders and an immediate dilution of $             per share, resulting from the difference between the public offering price and the net tangible book value (deficit) after the offering, to new investors purchasing common stock in the offering. The following table illustrates the per share dilution to new investors purchasing common stock in the offering:

Assumed initial public offering price per share of common stock	$

Net tangible book value (deficit) per share of common stock as of December 31, 2005

Increase in pro forma net tangible book value (deficit) per share of common stock attributable to investors in the offering

Net tangible book value (deficit) per share of common stock after the offering

Dilution per share to new investors	$

The following table summarizes, as of December 31, 2005, the differences between existing stockholders and the new investors with respect to the number of shares of common stock purchased from us and the selling stockholders, the total consideration paid and the average price per share paid before deducting the underwriting discounts and commissions and our estimated offering expenses, assuming an initial public offering price of $             per share.

	Shares purchased(1)		Total consideration		Average price per share
	Number	Percent	Amount	Percent

Existing stockholders	428,873%		$	%	$

New investors

Total		%	$	%

(1)	The number of shares for the existing stockholders includes shares being sold by the selling stockholders in the offering. The number of shares for the new investors does not include shares being purchased by the new investors from the selling stockholders in the offering.

The discussion and tables above assume no exercise of outstanding stock options granted under our stock option plans. As of December 31, 2005, options to purchase 70,787 shares of our common stock at a weighted average exercise price of $93.33 per share were outstanding under our stock option plans. If the              shares currently subject to the underwriters’ over-allotment option and outstanding options under our stock option plan were included in the calculations above, the net tangible book value (deficit) per share before the offering would be $            , the net tangible book value (deficit) per share after the offering would be $             and the dilution per share to new investors would be $            . In addition, the average price per share paid by existing stockholders would              to $             per share.

Selected consolidated financial information

The selected consolidated financial information set forth below was derived from our audited historical financial statements and should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our financial statements and the related notes thereto included in this prospectus.

Years ended December 31,
(in thousands, except share and per share data)	2001	2002	2003	2004	2005

Consolidated statements of income:
Revenue:
Locum tenens	$121,297	$143,435	$166,318	$188,234	$207,485
Other healthcare staffing	71,984	98,906	92,311	165,477	172,421
Permanent placement	20,779	25,842	27,802	27,703	25,303

Total revenue	214,060	268,183	286,431	381,414	405,209
Cost of services	147,902	186,244	196,823	269,378	291,611

Gross profit	66,158	81,939	89,608	112,036	113,598

Operating expenses:
Selling, general and administrative	47,984	59,877	66,254	78,685	82,831
Depreciation and amortization	2,058	1,796	1,922	4,327	4,607
Special bonus	—	—	—	2,485	5,424
Gain on professional liability reserve transfer	—	(6,816)	—	—	—

Income from operations	16,116	27,082	21,432	26,539	20,736
Interest expense, net	2,801	2,486	1,291	4,044	6,374

Income from continuing operations before income taxes	13,315	24,596	20,141	22,495	14,362
Provision for income taxes	6,118	10,819	8,490	10,298	7,068

Income from continuing operations	7,197	13,777	11,651	12,197	7,294
Loss from discontinued operations, net of income taxes	(641)	(394)	(9)	—	—

Net income	6,556	13,383	11,642	12,197	7,294
Preferred stock dividends	(873)	(936)	(1,117)	(1,012)	—

Net income attributable to common stockholders	$5,683	$12,447	$10,525	$11,185	$7,294

Weighted average number of shares of common stock outstanding:
Basic	355,594	358,912	411,849	428,382	428,751
Diluted	388,255	390,438	438,199	454,379	460,306

Basic earnings per common share:
Income from continuing operations	$17.78	$35.78	$25.58	$26.11	$17.01
Net income	15.98	34.68	25.56	26.11	17.01

Diluted earnings per common share:
Income from continuing operations	$16.29	$32.89	$24.20	$24.62	$15.85
Net income	14.63	31.88	24.18	24.62	15.85

Other financial information:
Net cash provided by operating activities	$7,083	$16,449	$20,757	$21,380	$27,329
Net cash (used in) investing activities	(1,630)	(1,848)	(1,886)	(63,907)	(6,815)
Net cash provided by (used in) financing activities	(5,453)	(7,866)	(2,098)	30,590	(10,571)

As of December 31, (in thousands)	2001	2002	2003	2004	2005

Balance sheet data:
Cash and cash equivalents	$—	$6,735	$23,508	$11,571	$21,514
Working capital	14,971	25,504	46,970	31,220	8,524
Total assets	68,091	79,714	102,751	176,511	198,489
Total long-term debt including current portion	23,562	17,079	32	66,523	92,988
Redeemable preferred stock	11,722	12,356	15,526	—	—
Common stock and options subject to redemption	6,837	11,272	13,319	17,343	20,847
Total stockholders’ equity (deficit)	(5,502)	2,990	26,464	18,382	(11,935)

Management’s discussion and analysis of financial condition and results of operations

The purpose of this section is to discuss and analyze our consolidated results of operations, financial condition, liquidity and capital resources. You should read the following discussion in conjunction with our consolidated financial statements and the notes thereto included in this prospectus.

Overview

We are one of the oldest and largest nationwide providers of locum tenens in the United States. We also are a leading nationwide provider of temporary allied health and travel nurse staffing services and permanent placement of physicians and other healthcare professionals. Our temporary staffing services focus exclusively on travel staffing. We have three business segments: locum tenens, other healthcare staffing and permanent placement. Our other healthcare staffing segment is comprised of our allied health and travel nurse staffing business lines.

Industry trends

SIA estimates that the United States temporary healthcare staffing industry generated $10.0 billion in revenue in 2005 and is expected to grow at an annual rate of 5% for the year ended December 31, 2006 and 6% for the year ended December 31, 2007. We believe that several fundamental growth drivers will continue to influence the healthcare staffing industry over the long-term. These growth drivers include an aging population, continued scarcity of healthcare professionals, increased utilization of flexible staffing models by hospitals and physician practices and increased focus on job flexibility by healthcare professionals.

According to SIA, locum tenens is the fastest growing component of the temporary healthcare staffing industry. Locum tenens grew 12% in 2005 generating revenue of $1.2 billion and is expected to grow at a compound annual rate of 12% for the two year period ended December 31, 2007. According to SIA, allied health staffing is the second fastest growing component of the temporary healthcare staffing industry behind locum tenens. Allied health staffing grew 9% in 2005, generating revenue of $2.6 billion and is expected to grow at a compound annual rate of 9% for the two year period ended December 31, 2007. According to SIA, travel nurse staffing grew 1% in 2005 generating revenue of $2.1 billion and is expected to grow at a compound annual rate of 5% for the two year period ended December 31, 2007.

Revenue

Locum tenens accounted for 51.2% of our 2005 revenue, other healthcare staffing generated 42.6% and permanent placement of physicians and other healthcare professionals generated 6.2%. Our primary customers are hospitals and physician practices, accounting for 65.8% and 20.9%, respectively, of our 2005 revenue. We contract directly with our customers and do not rely on third-party payors, such as Medicaid, Medicare or insurance companies, for reimbursement. Our locum tenens services are typically provided at a fixed rate per day and the customer reimburses us for the cost of travel and housing. These reimbursements are included in revenue. Other healthcare staffing services typically are provided at a fixed rate per hour and we are responsible for the costs of travel, housing and benefits. Our financial results, particularly those of our permanent placement segment, are seasonal in nature. See “—Seasonality” below.

Equity distributions, redemption of preferred stock and special bonuses

In October 2004, we redeemed all of our outstanding redeemable preferred stock for $16.6 million in cash, distributed $16.0 million to our common stockholders and paid special bonuses to option holders of $2.5 million. In October 2005, we distributed $34.6 million to our common stockholders and paid special bonuses to option holders of $5.4 million. In connection with these transactions, we borrowed $35.0 million in September 2004 and $25.0 million in October 2005 under our credit facility. The special bonuses represented the cash dividend an option holder would have received if the option holder had exercised all of his or her vested options prior to the record date for the dividend.

Recent acquisitions

In January 2004, we acquired substantially all of the assets of RN Network, a provider of travel nurse staffing services based in Boca Raton, Florida. The purchase price was comprised of $61.7 million of cash and $9.6 million of deferred payment obligations. The purchase price was allocated to assets acquired and liabilities assumed based on estimates of fair value at the date of acquisition. Other identifiable intangible assets were valued at $4.8 million. Approximately $60.1 million has been recorded to goodwill as the excess of the purchase price over the fair value of net tangible and intangible assets acquired.

In September 2005, we acquired substantially all of the assets of Foundation Medical Staffing, a provider of travel staffing services for dialysis nurses and rehabilitation therapists based in Edmond, Oklahoma. The purchase price was comprised of $4.6 million of cash and contingent payments of up to $5.5 million based principally on the financial performance of the business in 2006. The purchase price was allocated to assets acquired and liabilities assumed based on estimates of fair value at the date of acquisition. Other identifiable intangible assets were valued at $0.6 million. Approximately $2.8 million has been recorded to goodwill as the excess of the purchase price over the fair value of net tangible and intangible assets acquired.

Professional liability coverage

We provide professional liability coverage to physicians and other healthcare professionals while they are on assignment for us. The coverage generally has limits of $1.0 million per occurrence and $3.0 million per year in the aggregate. In connection with this coverage, an insurance company issues certificates of insurance to our customers and healthcare professionals but we retain liability for all losses under the coverage. To secure our obligations under the coverage, we have provided the insurance company with letters of credit. We record professional liability reserves for the estimated future costs, net of any third-party insurance, we will incur, including claims incurred but not reported, under the coverage we provide to our healthcare professionals and for claims directly against us. We use actuarial estimates prepared by an independent actuary firm to determine our reserves. Our professional liability reserve was $38.4 million and $52.4 million at December 31, 2004 and 2005, respectively, and we accrued professional liability expense, or an addition to the reserve, of $15.0 million, $15.2 million and 19.3 million for the years ended December 31, 2003, 2004 and 2005, respectively.

Results of Operations

Consolidated results

The following table sets forth selected consolidated statements of income information stated as a percentage of revenue.

Years ended December 31,	2003	2004	2005

Revenue	100.0%	100.0%	100.0%
Cost of services	68.7	70.6	72.0

Gross profit	31.3	29.4	28.0
Selling, general and administrative	23.1	20.6	20.5
Depreciation and amortization	0.7	1.1	1.1
Special bonus	—	0.7	1.3

Income from operations	7.5	7.0	5.1
Interest expense, net	0.5	1.1	1.6

Income from continuing operations before income taxes	7.0	5.9	3.5
Provision for income taxes	2.9	2.7	1.7

Income from continuing operations	4.1%	3.2%	1.8%

Comparison of year ended December 31, 2005 to year ended December 31, 2004

Revenue.    Revenue increased 6.2%, or $23.8 million, from $381.4 million for 2004 to $405.2 million for 2005. Of this increase, $3.9 million was attributable to our acquisition of Foundation Medical Staffing, which primarily provides other healthcare staffing. The remaining $19.9 million increase was primarily attributable to an increase in revenue in our locum tenens and other healthcare staffing segments partially offset by a decrease in revenue in our permanent placement segment. See “—Segment information” below.

Gross profit.    Gross profit represents revenue less cost of services. Our cost of services is comprised primarily of compensation and benefits, travel and housing costs, professional liability expense and other costs paid to or expended on behalf of temporary healthcare professionals on assignment. Gross profit increased 1.4%, or $1.6 million, from $112.0 million for 2004 to $113.6 million for 2005. Of this increase, $0.9 million was attributable to our acquisition of Foundation Medical Staffing. The remaining increase was primarily attributable to an increase in gross profit in our locum tenens segment partially offset by decreases in gross profit in our permanent placement and other healthcare staffing segments. Gross margin, or gross profit as a percentage of revenue, decreased from 29.4% for 2004 to 28.0% for 2005. This decrease resulted primarily from a decline in gross margin in our locum tenens and other healthcare staffing segments and a lower percentage of our overall business attributable to our higher gross margin permanent placement segment. See “—Segment information” below.

Selling, general and administrative expense.    Selling, general and administrative, or SG&A, expense is comprised primarily of compensation and benefits for our staff employees, marketing and advertising expense and other administrative costs. SG&A expense includes those costs specifically identifiable to our business segments and other unallocated corporate overhead. SG&A expense increased 5.3%, or $4.1 million, from $78.7 million for 2004 to $82.8 million for 2005. Of this increase, $0.5 million was attributable to our acquisition of Foundation Medical Staffing. The remaining increase related primarily to higher compensation and benefits costs, attributable to selective headcount additions, and higher health insurance costs. As a percentage of revenue, SG&A expense decreased from 20.6% for 2004 to 20.5% for 2005. See “—Segment information” below.

Depreciation and amortization.    Depreciation and amortization expense increased 6.5%, or $0.3 million, from $4.3 million in 2004 to $4.6 million in 2005. As a percentage of revenue, depreciation and amortization expense was 1.1% for 2004 and 2005.

Special bonus.    Special bonus expense was $2.5 million in 2004 and $5.4 million in 2005. These amounts represent special bonuses to option holders paid in connection with the common stock dividends paid in October 2004 and 2005.

Interest expense, net.    Interest expense, net increased 57.6%, or $2.3 million, from $4.0 million for 2004 to $6.4 million for 2005. This increase was attributable to higher average borrowings outstanding and an increase in the effective interest rate. Average borrowings outstanding during 2005 increased as a result of the debt financings completed to fund the cash dividends paid in October 2004 and 2005 and the redemption of all of our outstanding preferred stock in October 2004 and revolver borrowings made to fund the acquisitions of RN Network in January 2004 and Foundation Medical Staffing in September 2005. The weighted average interest rate at December 31, 2004 was 5.6% compared to a rate of 6.7% at December 31, 2005.

Income tax expense.    Income tax expense decreased 31.4%, or $3.2 million, from $10.3 million for 2004 to $7.1 million for 2005. The effective income tax rate was 45.8% for 2004 and 49.2% for 2005. Our effective tax rate is higher than the statutory tax rate primarily because we pay meal and incidental per diems to many of the healthcare professionals working on assignment for us and a substantial portion of those per diems are not deductible for income tax purposes. The 3.4% increase in the effective income tax rate from 2004 to 2005 occurred primarily because non-deductible per diems represented a larger percentage of income before income taxes.

Comparison of year ended December 31, 2004 to year ended December 31, 2003

Revenue.    Revenue increased 33.2%, or $95.0 million, from $286.4 million for 2003 to $381.4 million for 2004. Of this increase, $83.1 million, or 29.0%, was attributable to our acquisition of RN Network, which is included in our other healthcare staffing segment. The remaining $11.9 million increase was primarily attributable to an increase in revenue from our locum tenens segment partially offset by a decrease in revenue from our other healthcare staffing segment. See “—Segment information” below.

Gross profit.    Gross profit increased 25.0%, or $22.4 million, from $89.6 million for 2003 to $112.0 million for 2004. Of this increase, $14.7 million, or 16.4%, was attributable to our acquisition of RN Network. The remaining increase was primarily attributable to an increase in gross profit in our locum tenens segment partially offset by a decrease in gross profit in our other healthcare staffing segment. Our gross margin decreased from 31.3% for 2003 to 29.4% for 2004. This decrease was attributable to our acquisition of RN Network, which operated at a lower gross margin than our other business lines, partially offset by an increase in gross margin in our locum tenens segment. See “—Segment information” below.

Selling, general and administrative expense.    SG&A expense increased 18.8%, or $12.4 million, from $66.3 million for 2003 to $78.7 million for 2004. Of this increase, $7.0 million was attributable to our acquisition of RN Network. The remaining increase related to an increase in unallocated corporate overhead following the acquisition of RN Network and increased costs in our locum tenens segment resulting from the growth in that segment. As a percentage of revenue, SG&A expense decreased from 23.1% for 2003 to 20.6% for 2004. This decrease is primarily attributable to favorable operating leverage on increased revenue and the acquisition of RN Network, which incurs relatively lower operating costs than our other business lines. See “—Segment information” below.

Depreciation and amortization.    Depreciation and amortization expense increased 125.1%, or $2.4 million, from $1.9 million in 2003 to $4.3 million in 2004. As a percentage of revenue, depreciation and amortization expense was 0.7% for 2003 as compared to 1.1% for 2004. This increase was primarily attributable to additional amortization of intangibles recorded in 2004 in connection with the acquisition of RN Network.

Special bonus.    Special bonus expense was $2.5 million in 2004. This amount represents special bonuses to option holders paid in connection with the common stock dividends paid in October 2004.

Interest expense, net.    Interest expense, net increased 213.2%, or $2.8 million, from $1.3 million for 2003 to $4.0 million for 2004. This increase was attributable to higher average borrowings outstanding and an increase in the effective interest rate. Average borrowings outstanding during 2004 increased as a result of debt financings completed during 2004 to fund the acquisition of RN Network in January 2004 and the cash dividend to our common stockholders and the redemption of all of our outstanding preferred stock in October 2004. The weighted average interest rate at December 31, 2004 was 5.6%. There were no borrowings under the credit facility at December 31, 2003.

Income tax expense.    Income tax expense increased 21.3%, or $1.8 million, from $8.5 million for 2003 to $10.3 million for 2004. The effective income tax rate was 42.2% for 2003 and 45.8% for 2004. Our effective tax rate is higher than the statutory tax rate primarily because we pay per diems to many of the healthcare professionals working on assignment for us and a substantial portion of those meal and incidental per diems are not deductible for income tax purposes. The 3.6% increase in the effective income tax rate from 2003 to 2004 occurred primarily because non-deductible per diems represented a larger percentage of income before income taxes due in part to the increase in non-deductible per diems following the acquisition of RN Network.

Discontinued operations.    As a result of our decision to sell our per-diem nurse staffing business in 2002, the historical results of operations of this business are reflected in our consolidated financial statements as “discontinued operations.” We sold this business in March 2003 for $1.0 million.

Segment information

The following table presents, for the periods indicated, selected consolidated statements of income data by segment:

Years ended December 31, (dollars in thousands)	2003	2004	2005

Consolidated statements of income:
Revenue:
Locum tenens	$166,318	$188,234	$207,485
Other healthcare staffing	92,311	165,477	172,421
Permanent placement	27,802	27,703	25,303

	286,431	381,414	405,209

Gross profit:
Locum tenens	41,935	50,306	54,239
Other healthcare staffing	20,453	34,265	34,389
Permanent placement	27,220	27,465	24,970

	89,608	112,036	113,598

Contribution income (1):
Locum tenens	21,670	26,914	28,119
Other healthcare staffing	10,396	18,003	16,974
Permanent placement	4,713	5,762	4,437

	36,779	50,679	49,530

Unallocated corporate overhead	13,425	17,328	18,763
Depreciation and amortization	1,922	4,327	4,607
Special bonus	—	2,485	5,424

Income from operations	$21,432	$26,539	$20,736

Other operating data:
Locum tenens days worked	131,748	141,284	148,046
Other healthcare staffing days worked	170,263	335,982	350,733

(1)	We define contribution income as earnings before interest, income taxes, depreciation and amortization and corporate expenses not specifically identified to a reporting segment. Contribution income is a measure used by management to evaluate operations and is provided in accordance with FASB No. 131, Disclosure About Segments of an Enterprise and Related Information.

Comparison of year ended December 31, 2005 to year ended December 31, 2004

Locum tenens.    Revenue from our locum tenens segment increased 10.2%, or $19.3 million, from $188.2 million for 2004 to $207.5 million for 2005. This increase was comprised of a 4.8% increase in days worked in 2005 and a 5.2% increase in revenue per day worked in 2005. The increase in revenue per day worked was due primarily to an increase in average bill rates charged to our customers.

Gross profit from our locum tenens segment increased 7.8%, or $3.9 million, from $50.3 million for 2004 to $54.2 million for 2005. The gross margin decreased from 26.7% for 2004 to 26.1% for 2005. This decrease was attributable to an increase in professional liability expense offset by an increase in contract buyout revenue. As a percentage of revenue, professional liability expense was 1.2% lower in 2004 (or $2.3 million less than it would have been had 2005 rates applied to 2004) due to favorable trends in our professional liability claims development in 2004. A significant increase in contract buyout revenue in 2005 increased our gross margin by 0.4%. Contract buyout revenue refers to the fee we are paid when our customers hire one of our locum tenens physicians. These transactions positively impact our gross margin.

Contribution income from our locum tenens segment increased 4.5%, or $1.2 million, from $26.9 million for 2004 to $28.1 million for 2005. Contribution margin, or contribution income as a percentage of revenue, decreased from 14.3% for 2004 to 13.6% for 2005. This decrease was primarily attributable to the decrease in gross margin for 2005.

Other healthcare staffing.    Revenue from our other healthcare staffing segment increased 4.2%, or $6.9 million, from $165.5 million for 2004 to $172.4 million for 2005. Of this increase, $3.8 million was attributable to our acquisition of Foundation Medical Staffing. The remaining increase of $3.1 million, or 1.9%, resulted from a 1.9% increase in days worked in 2005.

Gross profit from our other healthcare staffing segment increased 0.4%, or $0.1 million, from $34.3 million for 2004 to $34.4 million for 2005. This increase was comprised of a $0.9 million increase attributable to our acquisition of Foundation Medical Staffing offset by a $0.8 million decrease in our remaining business lines. This decrease was attributable to a decrease in gross margin offset by a 1.9% increase in days worked in 2005. Gross margin for the other healthcare staffing segment decreased from 20.7% for 2004 to 19.9% for 2005 as a result of a change in customer mix.

Contribution income from our other healthcare staffing segment decreased 5.7%, or $1.0 million, from $18.0 million for 2004 to $17.0 million for 2005. Contribution margin for the other healthcare staffing segment decreased from 10.9% for 2004 to 9.8% for 2005. This decrease was primarily attributable to the decrease in gross margin and negative operating leverage in certain elements of this segment for which revenue declined in 2005.

Permanent placement.    Revenue from our permanent placement segment decreased 8.7%, or $2.4 million, from $27.7 million for 2004 to $25.3 million for 2005. This decrease was primarily attributable to a reduction in the number of placements in 2005.

Contribution income from our permanent placement segment decreased 23.0%, or $1.3 million, from $5.8 million for 2004 to $4.4 million for 2005. Contribution margin for the permanent placement segment decreased from 20.8% for 2004 to 17.5% for 2005. This decrease was attributable to negative operating leverage following the decline in revenue in 2005.

Unallocated corporate overhead.    Unallocated corporate overhead represents expenses associated with certain functions, such as executive management, accounting, administration, information technology, and quality assurance and risk management, that are not directly attributable to our business segments. Unallocated corporate overhead increased 8.3%, or $1.4 million, from $17.3 million for 2004 to $18.8 million for 2005. As a percentage of total revenue, unallocated corporate overhead increased from 4.5% for 2004 to 4.6% for 2005. This increase is primarily attributable to increased compensation and benefits and health insurance costs.

Comparison of year ended December 31, 2004 to year ended December 31, 2003

Locum tenens.    Revenue from our locum tenens segment increased 13.2%, or $21.9 million, from $166.3 million for 2003 to $188.2 million for 2004. This increase was comprised of a 7.2% increase in days worked in 2004 and a 5.5% increase in revenue per day worked in 2004. The increase in revenue per day worked was due primarily to an increase in average bill rates charged to our customers.

Gross profit from our locum tenens segment increased 20.0%, or $8.4 million, from $41.9 million for 2003 to $50.3 million for 2004. The gross margin increased from 25.2% for 2003 to 26.7% for 2004. This increase was primarily attributable to a decrease in professional liability expense. As a percentage of revenue, professional liability expense decreased 1.1% in 2004 (or $2.0 million less than it would have been had 2003 rates applied to 2004) due to relatively more favorable trends in our professional liability claims development.

Contribution income from our locum tenens segment increased 24.2%, or $5.2 million, from $21.7 million for 2003 to $26.9 million for 2004. Contribution margin increased from 13.0% for 2003 to 14.3% for 2004. This increase was primarily attributable to the increase in gross margin.

Other healthcare staffing.    Revenue from the other healthcare staffing segment increased 79.3%, or $73.2 million, from $92.3 million for 2003 to $165.5 million for 2004. This increase was comprised of an $83.1 million increase attributable to our acquisition of RN Network offset by a $9.9 million, or 10.7%, decrease in our remaining business lines primarily as a result of a decrease in days worked in 2004.

Gross profit from our other healthcare staffing segment increased 67.5%, or $13.8 million, from $20.5 million for 2003 to $34.3 million for 2004. This increase was comprised of a $14.7 million increase attributable to our acquisition of RN Network offset by a $0.9 million, or 4.3%, decrease in our remaining business lines. This decrease was attributable to the decrease in days worked in 2004, offset by an increase in gross margin. Gross margin decreased from 22.2% for 2003 to 20.7% for 2004 because the RN Network business operated at a lower gross margin than our existing other healthcare staffing business lines.

Contribution income from the other healthcare staffing segment increased 73.2%, or $7.6 million, from $10.4 million for 2003 to $18.0 million for 2004. Contribution margin declined from 11.3% for 2003 to 10.9% for 2004. This decrease was primarily attributable to the decrease in gross margin offset by favorable operating leverage on increased revenue and the acquisition of the RN Network business, which has relatively lower operating costs than our existing other healthcare staffing business lines.

Permanent placement.    Revenue from the permanent placement segment decreased 0.4%, or $0.1 million, from $27.8 million for 2003 to $27.7 million for 2004. This decrease was primarily attributable to a reduction in the number of placements.

Contribution income from the permanent placement segment increased 22.3%, or $1.1 million, from $4.7 million for 2003 to $5.8 million for 2004. Contribution margin for the permanent placement segment increased from 17.0% for 2003 to 20.8% for 2004. This increase was primarily a result of lower compensation expense caused by a reduction in the number of permanent placement recruiters.

Unallocated corporate overhead.    Unallocated corporate overhead increased 29.1%, or $3.9 million, from $13.4 million for 2003 to $17.3 million for 2004. This increase was primarily attributable to increased corporate operating costs related to the acquisition of RN Network. As a percentage of total revenue, unallocated corporate overhead decreased from 4.7% for 2003 to 4.5% for 2004.

2006 charges associated with IPO

Upon completion of the offering, we will record charges totaling an estimated $       million related to stock options and the write-off of deferred financing costs.

Stock options. Some of our employee stock options contain features that allow us to repurchase the underlying shares under certain circumstances at the lesser of market value or the original exercise price. These repurchase features, which remain in effect until the consummation of an initial public offering, result in a contingent vesting period. As a result, we will record a charge of approximately $3.0 million when the contingent vesting period for these options terminates upon completion of the offering.

Deferred financing costs. We will write off approximately $     million of deferred financing costs associated with our term loans as a result of using our net proceeds from the offering to repay a portion of these loans before their original maturities.

Liquidity and capital resources

Our liquidity requirements are driven by cash requirements for working capital, acquisitions and debt service under our credit facility and the need to maintain collateral in connection with our professional liability program. We have funded these requirements through internally generated cash flow and funds borrowed and letters of credit issued under our credit facility. At February 28, 2006, we had outstanding borrowings of $7.5 million and outstanding letters of credit of $30.9 million under our revolving credit facility, leaving us with $26.6 of available borrowing capacity. We believe that cash generated from operations and available borrowings under our revolving credit facility will be sufficient to fund our operations for the foreseeable future. We expect to be able to finance future acquisitions either with cash provided from operations, borrowings under our revolving credit facility, bank loans, debt or equity offerings, or some combination of the foregoing.

Net cash provided by operating activities was $21.4 million in 2004 as compared to $27.3 million in 2005. The $5.9 million increase is primarily attributable to an increase in year end working capital liabilities due to the timing of payments and the effect of our self-insured professional liability program.

Since 2002, a significant portion of our cash flow from operations has been attributable to our self-insured professional liability program. To date, the program has increased our cash flow from operations primarily because claims often take years to develop. Because of this delay, claim and premium payments have been significantly lower than the professional liability expense we have recorded. As claims further develop over time, we expect the difference between payments and expenses to decrease.

Net cash used in investing activities was $63.9 million for 2004 as compared to $6.8 million for 2005. In January 2004 we acquired RN Network resulting in cash used for acquisitions of $61.0 million for 2004. In September 2005 we acquired Foundation Medical Staffing resulting in cash used for acquisitions of $4.6 million. Capital expenditures totaled $2.9 million for 2004 and $2.2 million for 2005.

Net cash provided by financing activities was $30.6 million for 2004 and net cash used in financing activities was $10.6 million for 2005. During 2004, in connection with our acquisition of

RN Network, we entered into a new credit facility consisting of a revolving credit line of $65.0 million and a term loan of $35.0 million. In October 2004, we amended our credit facility to increase the term loan from $35.0 million to $70.0 million to fund the redemption of $16.6 million of redeemable preferred stock, a cash dividend to common stockholders of $16.0 million and special bonuses to all holders of stock options of $2.5 million. In October 2005, we amended our credit facility to increase the term loan from $70.0 million to $85.0 million in connection with the $34.6 million cash dividend we paid to our common stockholders and the special bonuses of $5.4 million we paid to option holders. The 2005 dividend and special bonuses were funded with the increased term loan of $15.0 million, borrowings under our revolving credit line of $10.0 million and cash on hand. In connection with the establishment of and amendments to our credit facility in 2004 and 2005, we expended $3.6 million and $0.4 million, respectively, in deferred financing costs. Repayments of long-term debt totaled $3.5 million in 2004 and $16.0 million for 2005.

Credit facility

Our credit facility is comprised of a revolving credit line of $65.0 million and an $85.0 million term loan. Availability under the revolving credit line was $10.4 million at December 31, 2005, which represents the total availability of $65.0 million less $20.5 million outstanding under revolving credit draws less $34.1 million of outstanding letters of credit. Outstanding letters of credit increased $3.5 million from $30.6 million at December 31, 2004 to $34.1 million at December 31, 2005. Letters of credit associated with our professional liability program are discussed below. Outstanding letters of credit supporting deferred payment obligations associated with our acquisition of RN Network were $9.6 million at December 31, 2004 and $6.4 million at December 31, 2005.

We provide professional liability coverage to healthcare professionals while they are on assignment for us. In connection with this coverage, an insurance company issues certificates of insurance to our customers and healthcare professionals but we retain liability for all losses under the coverage. See”—Overview—Professional liability coverage.” To secure our obligations under the coverage, we have provided the insurance company with letters of credit. These letters of credit totaled $20.5 million and $27.5 million at December 31, 2004 and 2005, respectively. We expect the amount of the required letters of credit to continue to increase as our aggregate liability under this coverage increases. Given the potential magnitude of the claims involved and the length of time until the ultimate cost is known, our reserves, and the amount of security required by the insurance company, could be significantly affected by our future claims experience, or that of our industry and by changes in the assumptions underlying our actuarial estimates. The amount of security required could use all or a substantial portion of our available borrowing capacity under the revolving credit line or could exceed our borrowing capacity. In addition, a significant change in our reserve could result in our failure to comply with one or more covenants under our credit facility, making the revolving credit facility unavailable for letters of credit or borrowings.

The interest rate on outstanding borrowings under our credit facility is either LIBOR plus the applicable margin, or base rate plus the applicable margin as defined in the agreement, as determined by us. The base rate is a daily floating rate based upon the greater of a bank’s prime commercial lending rate or the Federal Funds Rate plus 0.5%. LIBOR is either the one, two, three, or six-month LIBOR. The weighted average interest rate of all outstanding borrowings under the credit facility was 5.6% at December 31, 2004 and 6.7% at December 31, 2005.

We have pledged our assets and the capital stock of our subsidiaries as security for borrowings under the credit facility. Our credit facility contains customary financial covenants. In addition, the terms of the credit facility also limit to stated or determined levels or prohibit our ability to sell material assets, repurchase our capital stock, acquire the capital stock or assets of another business, pay dividends or make capital expenditures. As of December 31, 2005, we were in compliance with these provisions of the credit facility. The credit facility also includes a provision for the prepayment of a portion of the outstanding term loan at any year-end beginning with 2006 if we generate excess cash flow, as defined in the agreement.

Seasonality

Our financial results are seasonal in nature with a significant portion of our annual net income recorded in our third quarter. During 2004 and 2005, 49.1% and 58.7%, respectively, of our net income was recorded in our third quarter. This seasonal pattern results primarily from the seasonal characteristics of our permanent placement business and, to a lesser extent, the seasonal characteristics of our locum tenens business.

The permanent placement of physicians is particularly seasonal because physicians graduating from residency programs typically begin work in the third quarter and because it has become common for practicing physicians to effect job changes in the late summer months. We generally recognize revenue generated from the permanent placement of a physician at the time the physician begins work. As a result, a significant portion of our annual permanent placement revenue, approximately 40%, is recorded during the third quarter. As a result of this and the effect of the fixed costs of this business, 83.3% and 93.9% of the annual contribution income from the permanent placement business was recorded in our third quarter of 2004 and 2005, respectively. In addition, the locum tenens business generally records more revenue and contribution income during our third quarter due to an increase in demand for temporary coverage for planned absences which occur during the summer months.

Summary of operations by quarter

The following table presents unaudited quarterly operating results for the years ended December 31, 2004 and 2005. We believe that all necessary adjustments have been included in the amounts stated below to present fairly the quarterly results when read in conjunction with our consolidated financial statements. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full year or predictive of future periods.

Quarter ended (in thousands except per share data)	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005(1)

Revenue:
Locum tenens	$49,287	$52,109	$54,582	$51,507
Other healthcare staffing	42,907	42,102	42,388	45,024
Permanent placement	5,240	4,609	10,045	5,409

Total revenue	97,434	98,820	107,015	101,940
Gross profit	25,191	26,520	33,109	28,778
Net income (loss)	1,136	2,255	4,285	(382)

Earnings (loss) per share:
Basic	2.65	5.26	10.00	(0.89)
Diluted	2.48	4.90	9.29	(0.89)

Quarter ended (in thousands except per share data)	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004(1)

Revenue:
Locum tenens	$45,662	$46,585	$49,401	$46,586
Other healthcare staffing	36,161	42,982	43,765	42,569
Permanent placement	5,071	4,921	10,957	6,754

Total revenue	86,894	94,488	104,123	95,909
Gross profit	24,013	26,123	33,576	28,324
Net income	2,352	2,694	5,990	1,161

Earnings per share:
Basic	4.81	5.61	13.28	2.41
Diluted	4.55	5.29	12.51	2.27

(1)	During the fourth quarter of each of 2004 and 2005, we paid special bonuses to option holders of $2.5 million and $5.4 million, respectively.

Critical accounting policies and estimates

Our consolidated financial statements included in this prospectus have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires our management to make estimates and assumptions that affect the amount of assets, liabilities, revenue and expenses we report and related disclosure of contingent assets and liabilities. Our management bases their estimates on historical experience and on various other assumptions that they believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Professional liability reserve

We provide professional liability coverage to physicians and other healthcare professionals while they are on assignment for us. We record professional liability reserves for the estimated future costs, net of any third-party insurance, we will incur, including claims incurred but not reported, under this coverage and for claims made directly against us. We use actuarial estimates prepared by an independent actuarial firm to determine our reserves. The actuarial estimates are based on our historical claims experience, demographic factors, industry trends and other actuarial assumptions. Because of the limited amount of data available, the relative uniqueness of the locum tenens industry and the variability within our historical claims experience, there is a wide range of potential outcomes. Actual losses may deviate significantly from the reserve estimates reflected in our financial statements. Given the potential magnitude of the claims involved and the length of time until the ultimate cost is known, our reserves could be significantly affected by our future claims experience, or that of our industry, and by changes in the assumptions underlying our actuarial estimates.

Goodwill

We have significant goodwill that has resulted from our acquisitions which is not amortized but is tested for impairment annually or more often if events or circumstances indicate a potential impairment exists. We perform our annual goodwill impairment tests as of the end of each third quarter. As of December 31, 2005, we have determined that no goodwill impairment exists. Our goodwill impairment tests require the use of fair-value based analysis. If forecasts and assumptions used in our analysis change in the future, significant impairment charges could result that would adversely affect our results of operations and financial position.

Revenue recognition

For our temporary staffing services, we recognize revenue in the period in which the services are provided by our healthcare professionals. Reimbursements we receive for out-of-pocket expenses are included in our revenue.

A majority of our permanent placement assignments are performed on a contingency basis such that we are compensated only upon the successful placement of a candidate. Under these assignments, we typically offer a guarantee period of 90 days from the candidate’s start date during which we will either provide a replacement at no additional charge or refund the amount previously paid by the customer. Revenue for contingency placement assignments is recognized when the candidate begins employment with our customer, net of an allowance for estimated replacements and refunds. Our reserve for replacements and refunds is an estimate based on our historical experience.

Some of our permanent placement assignments provide for nonrefundable fees that are not contingent upon the placement of a candidate. Revenue for these arrangements, which were approximately 1% of our total revenues in each of the previous three fiscal years, is recognized on a straight-line basis over the service period.

Accounts receivable

The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in existing accounts receivable. We determine the allowance based on historical write-off experience and other economic indicators. We periodically review the adequacy of our allowance for doubtful accounts. Our actual bad debts may differ from our estimates.

Contractual obligations

The table below summarizes by maturity our significant contractual cash obligations and commitments as of December 31, 2005.

Due in years ending December 31,
(in thousands)	2006	2007	2008	2009	2010	Thereafter	Total

Long-term debt (1)	$39,271	$18,634	$23,500	$11,583	$—	$—	$92,988
Deferred acquisition payable (2)	3,200	3,200	—	—	—	—	6,400
Operating lease obligations (3)	4,068	3,364	4,747	5,029	5,025	21,001	43,234

Total	$46,539	$25,198	$28,247	$16,612	$5,025	$21,001	$142,622

(1)	Amounts represent contractual principal amounts due. We intend to use our net proceeds from the offering to repay a portion of our outstanding long-term debt. See “Use of proceeds” and “Capitalization.”
(2)	Amounts represent contractual amounts due in connection with an acquisition.
(3)	Amounts represent minimum contractual amounts, with initial or remaining lease terms in excess of one year.

In addition, we provide professional liability coverage to physicians and other healthcare professionals while they are on assignment for us. We have elected to self-insure for some or all of the cost of claims that may be made against healthcare professionals under this coverage for the periods from February 1, 1998 to November 1, 1999 and from February 1, 2002 to date. See ”—Overview—Professional liability coverage.”

Off-balance sheet and other financing arrangements

We do not currently utilize any off-balance sheet arrangements with unconsolidated entities and do not engage in trading activities involving non-exchange traded contracts.

Recent accounting pronouncements

In December 2004, the FASB issued FASB Statement No. 123R (revised 2004), Share-Based Payment, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. The statement is a revision to FASB Statement No. 123 and supersedes APB Opinion No. 25 and its related implementation guidance. This statement requires that all share-based payments to employees be recognized in the financial statements based on the grant-date fair value of the employee stock awards. The pro forma disclosures previously permitted under FASB Statement No. 123 no longer will be an alternative to financial statement recognition.

We adopted FASB Statement No. 123R effective as of January 1, 2006 and will use the modified prospective transition method. Under this method, fair value based compensation expense on unvested equity-classified awards will be recorded in the financial statements beginning in the first quarter of 2006 based upon the amounts previously determined under FASB Statement No. 123 adjusted for estimated forfeitures, as applicable. Also, upon adoption, we will eliminate the deferred stock-based compensation of $1.7 million, that was determined under APB Opinion No. 25 against additional paid-in capital. As of December 31, 2005, total fair-value based compensation expense, before the effect of income taxes, on unvested equity-classified awards was $4.7 million of which $3.0 million will be expensed upon the completion of an initial public offering. Excluding the amount expensed at the initial public offering, stock-based compensation expense will be approximately $0.9 million during 2006. In addition, for any new awards that may be granted in 2006, we will incur additional expense that cannot yet be quantified. Further, FASB Statement No. 123R will require us to reflect the tax savings resulting from tax deductions in excess of expense reflected in our financial statements as a financing cash flow, which will impact our future reported cash flows from operating activities.

Quantitative and qualitative disclosures about market risk

We are exposed to changes in interest rates as a result of our credit facility. We had outstanding borrowings under our credit facility of $93.0 million at December 31, 2005. The impact of a 1% increase in interest rates on this amount of debt would result in an increase in interest expense of approximately $0.9 million annually and a decrease in net income of approximately $0.5 million.

Business

Overview

We are one of the oldest and largest nationwide providers of locum tenens staffing in the United States. We also are a leading nationwide provider of temporary allied health and travel nurse staffing services and permanent placement of physicians and other healthcare professionals. Our temporary staffing services focus exclusively on travel staffing. Founded over 25 years ago, we have many long-standing relationships with healthcare professionals and customers and a reputation as one of the most trusted and experienced providers of healthcare staffing services. In 2005, we placed more than 6,500 healthcare professionals on over 18,500 temporary assignments in 35 physician and over 50 other healthcare specialties and subspecialties with over 4,100 customers. Over the last three years, we have placed healthcare professionals on approximately 47,000 assignments. Our primary customers are hospitals and physician practices, accounting for approximately 65.8% and 20.9%, respectively, of our 2005 revenue. Locum tenens accounted for 51.2% of our 2005 revenue, other healthcare staffing, which consists of allied health staffing and travel nurse staffing, generated 42.6% and permanent placement of physicians and other healthcare professionals generated 6.2%. We contract directly with our customers and do not rely on third-party payors, such as Medicaid, Medicare or insurance companies, for reimbursement.

According to SIA, the locum tenens component of the temporary healthcare staffing industry has experienced annual growth rates of at least 11% for each year from 2002 to 2005 and is expected to grow at a compound annual rate of 12% for the two year period ended December 31, 2007. Physicians are the primary generators of revenue and demand for other services in most healthcare settings and are an important factor in achieving high quality outcomes and patient satisfaction. In addition, we believe the cost to the customer of a locum tenens physician is approximately the same as the cost of a full-time local physician. Hospitals, physician practices and other customers use locum tenens physicians to fill in for permanent physicians during vacations, maternity leave, sabbaticals and continuing education, to address peak or seasonal demands and to fill open positions while conducting a search for a permanent physician. Because physician absences often are planned months in advance, demand for locum tenens generally is more predictable and less dependent on hospital admission trends or general economic conditions than other types of healthcare staffing.

Locum tenens is more complex than other types of healthcare staffing. Matching locum tenens physicians with open assignments generally requires identifying physicians with specific training and experience for locum tenens assignments of varying durations and settings. Also, locum tenens physicians generally do not work full-time and have varying availability and geographic preferences. In order to ensure that physicians have the requisite training and experience for a particular assignment, we credential all physicians prior to being placed on assignment. Physicians also often require assistance from us to obtain a license in the state where the assignment is located. Credentialing and licensing require an experienced staff and significant lead times. In addition, in most cases the contact point at a particular customer is different for each specialty, making specialty focused expertise and relationships key success factors. Our size, expertise, use of specialty focused teams and nationwide relationships with a large number of healthcare professionals and customers provide us with a significant competitive advantage. Because of our broad service offering, we also are well positioned with respect to a growing number of large customers who desire to work with a limited number of staffing vendors to increase efficiency.

From 2001 to 2005, our temporary staffing revenues increased at a compound annual growth rate of 18.4%, or 11.1% exclusive of revenue from businesses acquired during that period. This growth compares favorably to a compound annual growth rate of 3.0% for the overall temporary healthcare staffing industry during that period. Over the same period, our locum tenens revenue grew at a compound annual rate of 14.3% and the growth rate each year exceeded 10.0%.

Our industry

The healthcare staffing industry provides temporary staffing and permanent placement of professionals in healthcare and healthcare-related positions. Temporary staffing refers to the placement of healthcare professionals on a contracted, fixed-term basis. The four components of the temporary healthcare staffing industry are locum tenens, allied health, travel nurse and local temporary, or per diem, nurse.

SIA estimates that the United States temporary healthcare staffing industry generated $10.0 billion in revenue in 2005 and is expected to grow at an annual rate of 5% for the year ended December 31, 2006 and 6% for the year ended December 31, 2007. We believe that several fundamental growth drivers will continue to influence the healthcare staffing market over the long-term. These growth drivers include an aging population, continued scarcity of healthcare professionals, increased utilization of flexible staffing models by hospitals and physician practices and increased focus on job flexibility by healthcare professionals.

Hospitals, physician practices and other customers generally obtain temporary personnel from two external sources: local, or per diem nurse staffing companies, and national travel healthcare staffing companies. Per diem staffing, which has historically comprised the majority of the temporary healthcare staffing industry, involves the placement of locally based healthcare professionals on daily, or per diem, shift work, on an as needed basis. A per diem assignment often begins within 24 hours of the staffing company receiving notice of the assignment. Travel staffing, on the other hand, has longer lead times, addresses assignments lasting from several days to a year or more, involves a national pool of candidates and requires travel to and housing arrangements at the location of the assignment. As opposed to per diem staffing, travel staffing has centralized administrative offices, allowing for operating efficiencies.

Our temporary staffing services focus exclusively on travel staffing. We have three business segments: locum tenens, other healthcare staffing, which consists of allied health staffing and travel nurse staffing, and permanent placement.

Locum tenens

Locum tenens involves placing physicians, which include both general practitioners and specialists, on temporary assignments in a variety of healthcare settings. Locum tenens assignments vary significantly in length, lasting from several days to a year or more in duration. Based on our experience, assignments most commonly last from 20 to 25 days. According to SIA, locum tenens is the fastest growing component of the temporary healthcare staffing industry. Locum tenens grew 12% in 2005 generating revenue of $1.2 billion and is expected to grow at a compound annual rate of 12% for the two year period ended December 31, 2007.

Because of their importance, physician staffing needs are typically addressed through longer term planning. Hospitals, physician practices and other customers use locum tenens physicians for a number of reasons, including:

•	to fill in for permanent physicians during planned absences for vacations, maternity leave, sabbaticals, military duty, continuing education and training;

•	to address peak or seasonal demands, such as demands for elective procedures during the summer months and seasonal demand caused by population fluctuations in some geographic areas;

•	to fill open positions while conducting a search for a permanent physician, especially in rural settings or hard to fill specialties; and

•	to address persistent physician shortages.

Locum tenens provides a unique opportunity to physicians to focus almost exclusively on patient care, with most administrative responsibilities handled by others. Physicians are attracted to the locum tenens industry at different stages of their career for a number of reasons, thereby maintaining an ongoing supply of physicians to the industry. Based on our experience, approximately 50% of locum tenens physicians are over 50 years of age, 37% are between 36 and 50 years of age, and 13% are 35 years of age and under. Physicians at the later stages of their career normally find a diverse travel practice with decreased time requirement to be appealing; physicians in the middle stages of their career find a locum tenens practice to suit their lifestyle either as a full-time career, as a transition opportunity or as a means to supplement their income; and physicians who are recent residency program graduates often prefer to use temporary positions to evaluate practice settings and locations before making more permanent career decisions.

The greater complexities involved in locum tenens relative to other types of healthcare staffing favor large established companies. Our ability to match locum tenens physicians with open assignments generally requires identifying physicians with specific training and experience for locum tenens assignments of varying durations and settings. Also, locum tenens physicians generally do not work full-time and have varying availability and geographic preferences. In addition, significantly greater resources and expertise are required in connection with the credentialing and licensing of physicians. Possibly because of the complexities of the business, no significant nationwide competitors have entered locum tenens in the past ten years.

Other healthcare staffing

Allied health staffing involves placing professionals other than physicians and nurses, such as rehabilitation and respiratory therapists, physician assistants, nurse practitioners, nurse anesthetists, pharmacists, surgical technicians and radiologic technologists, in a variety of healthcare settings. Allied health staffing assignments generally last 13 weeks. According to SIA, allied health staffing is the second fastest growing component of the temporary healthcare staffing industry behind locum tenens. Allied health staffing grew 9% in 2005, generating revenue of $2.6 billion and is expected to grow at a compound annual rate of 9% for the two year period ended December 31, 2007.

Travel nurse staffing involves placing nurses working in direct patient care in medical/surgical units as well as more specialized nurses working in critical care, emergency, operating room,

neonatal intensive care, dialysis and obstetrics units. Travel nurse staffing assignments generally last 13 weeks. According to SIA, travel nurse staffing grew 1% in 2005 generated revenue of $2.1 billion and is expected to grow at a compound annual rate of 5% for the two year period ended December 31, 2007. Travel nurse staffing was the fastest growing component of temporary healthcare staffing for the five year period ended in 2002. However, during 2003 and 2004, the temporary nurse staffing market contracted approximately 20%. We believe this contraction reflected a combination of weakness in the economy and cost containment and retention measures instituted by hospitals to decrease the use of temporary nurses.

Permanent placement

Permanent placement services entail the search for and the recruitment of physicians and other professionals to fill permanent healthcare positions. Permanent placement firms in the healthcare sector offer a range of position-specific services to customers seeking to fill open positions on a permanent basis. Generally, the placement of healthcare professionals in permanent positions requires an extensive search and interview process to locate qualified candidates. Based on our internal estimates, we believe the industry generated approximately $400 million in revenue in 2004. Of the approximately 750,000 practicing physicians in the United States, we estimate that 67,500 of them change jobs each year and approximately one-third of these physicians use permanent placement services.

Our strengths

We have a number of strengths that we believe provide us with competitive advantages or are otherwise important to our financial success. Our strengths include:

•	Our reputation as an experienced and trusted provider. With over 25 years in the business, we have established a reputation as one of the most trusted and experienced providers of temporary healthcare staffing services and have many long-standing relationships with healthcare professionals, hospitals, physician practices and other customers. This is important in both attracting and retaining a consistent supply of healthcare professionals, as well as obtaining repeat business from our customers. Approximately 53% of the healthcare professionals we placed on temporary assignment in 2005 had been placed by us within the last five years and more than 60% of our customers in 2005 had done business with us in the past.

•	Our broad service offering and specialty focused teams. In 2005, we placed more than 6,500 healthcare professionals on over 18,500 temporary assignments in 35 physician and over 50 other healthcare specialties and subspecialties. A separate operating team responsible for marketing, recruitment, scheduling and relationship management is devoted to each specialty or group of similar specialties. Our broad service offering and our specialty focused team-based approach provide diversification and flexibility as the demand for temporary staffing in particular specialties changes. We also are well positioned with respect to a growing number of large customers who desire to work with a limited number of staffing vendors to increase efficiency.

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Our size, nationwide presence and relationships.    The greater complexities involved in locum tenens relative to other types of healthcare staffing favor large established companies such as ours. Our ability to match locum tenens physicians with open assignments generally requires identifying physicians with specific training and experience for locum tenens assignments of varying duration and settings. Also, locum tenens physicians generally do not work full-time and have varying availability and geographic preferences. We serve over 4,100 hospitals, physician practices and other customers. Our large number of customer relationships allow us to recruit more healthcare professionals because we have more available positions to offer them. Furthermore, our nationwide recruiting capabilities and large number of relationships with healthcare professionals are important to broadening our relationships with existing customers as well as continuing our efforts to expand our customer base.

•	Our history of strong and consistent financial performance and growth. From 2001 to 2005, our temporary staffing revenues increased at a compound annual growth rate of 18.4%, or 11.1% exclusive of revenue from businesses acquired during that period. This growth favorably compares to a compound annual growth rate of 3.0% for the overall temporary healthcare staffing industry during that period. Over the same period, our locum tenens revenue grew at a compound annual rate of 14.4% and the growth each year exceeded 10.0%. Our business model allows us to generate significant cash flows from operations and requires relatively low capital expenditures.

•	Our strong management team with extensive healthcare staffing and acquisition experience. We have strong senior management experienced in developing and executing organic and acquisition growth initiatives in the healthcare staffing industry. On average, our executive officers have more than 19 years of experience in the staffing industry. The divisional leaders that supervise our operating teams average more than seven years with us and 13 years of experience in the staffing industry. Since 2000, we have successfully completed and integrated acquisitions in each of our business segments: locum tenens, other healthcare staffing and permanent placement.

Our strategy

Our objective is to continue to expand our leadership position in each of our target markets. We believe we are uniquely positioned to take advantage of growth opportunities in these markets. Our strategy involves the following elements:

•	increase our supply of physicians and other healthcare professionals;

•	expand our relationships with customers;

•	continue our emphasis on the consistently growing locum tenens segment;

•	continue to improve operating efficiencies and service levels; and

•	pursue select acquisition opportunities.

Increase our supply of physicians and other healthcare professionals

We seek to expand our supply of physicians and other healthcare professionals in order to fill a larger percentage of customer orders and reduce the time needed to fill orders. Our specialty focused operating teams allow us to develop recruiting strategies targeted on a specialty-by-specialty basis. Our strong level of customer service and attention to the details of the placement process also result in referrals from our current and former temporary healthcare professionals. We focus on retaining repeat business from healthcare professionals by offering a wide variety of assignments and nationwide locations, attractive compensation and benefits packages. Approximately 53% of the healthcare professionals we placed on temporary assignment in 2005 had been placed by us within the last five years.

We believe there is a particular opportunity for significant expansion of the supply of locum tenens physicians through targeted marketing and education about locum tenens. According to SIA, the ratio of locum tenens physicians to total practicing physicians is only 0.4%. Based on our experience, approximately 50% of locum tenens physicians are over 50 years of age, 37% are between 36 and 50 years of age, and 13% are 35 years of age and under. Physicians at the later stages of their career normally find a diverse travel practice with decreased time requirement to be appealing; physicians in the middle stages of their career find a locum tenens practice to suit their lifestyle either as a full-time career, as a transition opportunity or as a means to supplement their income; and physicians who are recent residency program graduates often prefer to use temporary positions to evaluate practice settings and locations before making more permanent career decisions. During 2005, we advertised in over 65 professional journals and attended more than 125 professional conventions.

Expand our relationships with customers

We continue to expand our existing customer relationships and develop new customer relationships. Our primary customers are hospitals and physician practices. In 2005, more than 60% of our customers had done business with us in the past. Because of our broad service offering, we are well positioned with respect to a small but growing number of large customers who desire to work with a limited number of staffing vendors to increase efficiency. Currently, approximately 30% of our revenue is derived from customers that purchase staffing services from more than one of our business lines. We believe an opportunity exists to increase this level of penetration with increased focus on the part of our operating teams and corporate sales group.

Continue our emphasis on the consistently growing locum tenens segment

We believe our leadership position in locum tenens will allow us to continue to capture a large percentage of future growth. According to SIA, locum tenens is the fastest growing component of the temporary healthcare staffing industry. Locum tenens grew at least 11% in each of the last four years and is expected to grow at a compound annual rate of 12% for the two year period ended December 31, 2007. Physicians are the primary generators of revenue and demand for other services in most healthcare settings. In most cases, the availability of physicians is critical to our customers meeting their patient admission or visit and revenue targets and achieving quality outcomes and patient satisfaction. The demand for locum tenens is generally more predictable and less driven by hospital admission trends and economic conditions than other components of the temporary healthcare staffing industry.

Continue to improve operating efficiencies and service levels

Because our temporary staffing services focus exclusively on travel staffing, we have centralized administrative functions that allow us to obtain operating efficiencies. We maintain centralized service groups that provide support to our specialty focused operating teams in areas such as corporate sales, quality assurance, risk management, corporate marketing, information systems, human resources and accounting and finance. By centralizing these functions, we improve execution and efficiency through economies of scale and allow our operating teams to focus on providing our customers and healthcare professionals with the highest quality service. We intend to continue to focus on improving execution and productivity, thereby reducing incremental operating costs and increasing profit margins.

Pursue select acquisition opportunities

We continually evaluate strategic acquisition opportunities that would enable us to enhance our competitive position or expand our market presence or service offerings. Our objective is to acquire complementary healthcare staffing businesses that are synergistic with our customer base and provide opportunities to leverage our business model. We have successfully completed and integrated acquisitions in each of our business segments. Since 2000, we acquired Weatherby Associates, a provider of physician permanent placement and locum tenens, Foundation Medical Staffing, a provider of travel staffing services for dialysis nurses and rehabilitation therapists, and RN Network, a provider of travel nurse staffing services.

Our business

We are one of the oldest and largest nationwide providers of locum tenens. We are also a leading nationwide provider of temporary allied health staffing and travel nurse staffing services and permanent placement of physicians and other healthcare professionals. Our primary customers are hospitals and physician practices. We contract directly with our customers and do not rely on third-party payors (such as Medicaid, Medicare or insurance companies) for reimbursement. Our temporary staffing services focus exclusively on travel staffing. We have three business segments: locum tenens, other healthcare staffing, which consists of allied health staffing and travel nurse staffing, and permanent placement.

Locum tenens

Locum tenens accounted for 51.2% of our 2005 revenues. We provide our services in this business segment through two brands — CompHealth and Weatherby Locums. In the last three years, we have placed physicians on more than 30,000 assignments in all 50 states. Locum tenens assignments may last from several days to a year or more in duration. Our locum tenens assignments most commonly last from 20 to 25 days. The greater complexities involved in locum tenens relative to other types of healthcare staffing favor large established companies such as ours.

Over the 2001 to 2005 period, our locum tenens revenue grew at a compound annual rate of 14.3% and the growth each year exceeded 10.0%. Our total locum tenens revenue has increased year-over-year for each of the past ten years.

We provide locum tenens staffing services to a diverse group of customers. The United States Department of Veterans Affairs Hospital System, comprised of more than 70 hospitals, collectively accounted for more than 11.0% of our 2005 locum tenens revenue. No other customer accounted for more than 4.0% of our 2005 locum tenens revenue. Our primary customers are hospitals, which generated 50.8% of our 2005 revenue, and physician practices, which generated 36.1% of our 2005 revenue. Customers in each of Arizona, California, New York and Pennsylvania accounted for between 5.3% and 8.5% of our 2005 locum tenens revenue. Customers in no other state accounted for more than 5.0% of our 2005 locum tenens revenue.

Specialties and subspecialties.    We provide locum tenens coverage for physicians practicing in 35 specialties and subspecialties. Our top five specialties each accounted for between 8.7% and 10.5% of our 2005 locum tenens revenue. Our more significant specialties and subspecialties include:

•	anesthesiology;

•	emergency medicine;

•	family practice;

•	internal medicine;

•	obstetrics/gynecology;

•	oncology;

•	psychiatry;

•	radiology; and

•	surgery.

Success factors.    The greater complexities involved in locum tenens relative to other types of healthcare staffing favor large established companies. Success factors for our locum tenens business include:

•	a large nationwide pool of qualified, credentialed and licensed physicians in a variety of specialties that may be quickly matched with the temporary physician needs of customers;

•	a large and diverse offering of desirable assignments for locum tenens physicians;

•	significant expertise in a variety of specialties;

•	ability to deliver high quality service to both our healthcare professionals and our customers;

•	an established reputation as a trusted and experienced provider of locum tenens;

•	the ability to match the varying availability of physicians with customer needs of varying duration;

•	the support staff necessary to coordinate assignments of varying, and sometimes short, duration;

•	the administrative staff and expertise to efficiently manage licensing and credentialing of locum tenens physicians in all 50 states and for a variety of hospital privilege requirements; and

•	the financial capabilities and experience necessary to manage professional liability risks.

Recruiting physicians.    Our primary recruiting efforts are performed by our operating teams who develop contacts with professionals in their specialty through journal advertising, direct mail, telephone solicitation, conventions and conferences, residency recruiting programs, word of mouth referrals, third party websites and our websites (www.comphealth.com and www.weatherbylocums.com).

Physicians that we place on temporary staffing assignments work as independent contractors. While on assignment for us, we provide them with travel, housing, local transportation and professional liability coverage for acts that occur while on assignment. This coverage typically has limits of $1.0 million per occurrence and $3.0 million per year in the aggregate. See “—Professional liability coverage” below.

Marketing to healthcare customers.    Each operating team’s customer sales efforts focus on obtaining orders for locum tenens physicians from hospitals, physician practices and other customers in that team’s specialty. Each specialty team develops its own marketing plan. The majority of our orders are derived from specialty team-based marketing or direct contacts with a team’s customer relationship personnel. Team-based marketing efforts include journal advertising, conventions and conferences, website and direct marketing. Teams are supported by our corporate marketing and sales efforts that provide strategic and administrative support for team-based initiatives and additional marketing programs targeting larger healthcare systems over a broad range of services and specialties.

Placement.    Locum tenens is more complex than other types of healthcare staffing. These complexities provide a competitive advantage to large established companies such as ours. Our ability to match locum tenens physicians with open assignments generally requires identifying physicians with specific training and experience for assignments of varying durations and settings. Also, locum tenens physicians generally do not work full-time and have varying availability and geographic preferences. In connection with a locum tenens placement, we must ensure that our locum tenens physicians are properly credentialed and licensed. We also must make arrangements for travel, usually by air, housing and local transportation, usually a rental car, for the physicians. Credentialing, licensing, housing and travel require an experienced staff and significant lead times.

Credentialing and licensing.    In order to ensure that physicians have the requisite training and experience for a particular assignment, we credential all physicians prior to being placed on an assignment. We credential each physician before being placed on assignment to determine whether he or she has the experience, skills and interest appropriate for the assignment. We obtain background information in the form of a credentialing application on each physician prior to placement. This background information includes medical and postgraduate training, board certification, licensure, work history, detail regarding practice sanctions or restrictions and a discussion of professional liability experience. We also require each physician to complete a specialty specific skills checklist. Our credentialing group verifies the information collected from the physicians through state and federal databanks and sanctions lists, professional liability sources, hospital affiliations, educational institutions, certification boards and other sources, as appropriate. Criminal background checks are also performed. In addition, professional references are obtained to verify a physician’s clinical qualifications and interpersonal skills. We conduct interviews with clinical peers who are qualified to assess the physician. A credentialing committee reviews the completed application, together with all related documentation and supplemental information, to evaluate a physician’s qualifications. Our credentialing committee is comprised of board certified physicians and quality assurance and credentialing staff. The entire credentialing process typically takes from eight to 12 weeks to complete. We re-credential physicians every two years. On an ongoing basis, sanctions against physicians are also monitored so that we can identify important quality and safety issues in a timely manner. In addition, we solicit performance evaluations from customers following all assignments.

A physician must have a license issued by one of the 50 independent state licensing boards prior to being placed on assignment. Physicians often require assistance from us to obtain a license in the state where the assignment is located. Each state board performs its own independent verification of a physician’s credentials before issuing a license. Obtaining a license typically takes from eight to 12 weeks. We provide administrative assistance to the physician throughout the process through a central support group. This group has significant expertise working with the various licensing boards and each state’s licensing requirements and procedures.

Other healthcare staffing

We are a leading nationwide provider of allied health and travel nurse staffing services. Other healthcare staffing, or allied health staffing and travel nurse staffing, accounted for 42.6% of our 2005 revenues. We provide our services in this business segment through four brands – CompHealth (allied health), Destination Healthcare (allied health), Foundation Medical Staffing (travel dialysis nurse and allied health) and RN Network (travel nurse). Over the past three years, we have placed other healthcare professionals in approximately 16,000 assignments in all 50 states. Assignments typically last 13 weeks.

Hospitals accounted for 83.9% of our 2005 other healthcare staffing revenue. No one customer accounted for more than 5.0% of our 2005 other healthcare staffing revenue. Customers in California accounted for 20.8% of our 2005 other healthcare staffing revenue while customers in Arizona and Florida accounted for 7.2% and 7.9%, respectively. Customers in no other state accounted for more than 5.0% of our 2005 other healthcare staffing revenue.

Specialties and subspecialties.    We provide other healthcare staffing services for more than 50 specialties and subspecialties including:

•	advanced practice nurses, or nurse practitioners and nurse anesthetists;

•	critical care nurses;

•	dialysis nurses;

•	laboratory technologists;

•	licensed practical and vocational nurses;

•	medical/surgical nurses;

•	neonatal intensive care nurses;

•	physician assistants;

•	radiation therapists;

•	radiologic technologists;

•	rehabilitation therapists (physical therapists, occupational therapists and speech and language pathologists); and

•	respiratory therapists.

Success factors.    Success factors for our other healthcare staffing business include:

•	a large nationwide pool of qualified and credentialed allied health and travel nurse professionals in a variety of specialties that may be quickly matched with the staffing needs of customers;

•	a large and diverse offering of desirable assignments;

•	significant expertise in a variety of specialties;

•	the ability to deliver high quality service to both our healthcare professionals and our customers;

•	an established reputation as a trusted and experienced provider of temporary healthcare staffing;

•	attractive compensation, benefits and travel packages for healthcare professionals; and

•	the financial capabilities and experience necessary to manage professional liability risks.

Recruiting healthcare professionals.    Recruiting of other healthcare professionals occurs primarily by our operating teams who develop contacts with professionals in their specialty through print and internet advertising, direct mailings, telephone solicitation, conventions and conferences, trade journal articles and advertisements, word of mouth, referral programs and our websites (www.comphealth.com, www.rnnetwork.com, www.foundationmedicalstaffing.com and www.destinationstaffing.com).

Other healthcare professionals that we place in temporary staffing assignments are treated as our employees while on assignment for us. We generally provide them with housing, meal per diems and travel reimbursement and offer them a variety of benefits, such as group medical, dental and life insurance, savings and dependent care and medical reimbursement plans, continuing education reimbursement and incentive bonuses. We also provide them with professional liability coverage for acts that occur while they are on assignment for us. This coverage typically has limits of $1.0 million per occurrence and $3.0 million per year in the aggregate. See “—Professional liability coverage” below.

Sales and marketing to healthcare customers.    Each operating team’s customer sales efforts focus on obtaining orders for healthcare professionals from hospitals, physician practices and other customers in that team’s specialty. Each specialty team develops its own marketing plan. The majority of our orders are derived from specialty team-based marketing or ongoing contacts with a team’s customer relationship personnel. Team-based marketing efforts include journal advertising, conventions and conferences, website and direct marketing. Teams are supported by our corporate marketing and sales efforts that provide strategic and administrative support for team-based initiatives and additional marketing programs targeting larger healthcare systems over a broad range of services and specialties.

Placement, credentialing and licensing.    The placement of other healthcare professionals is very competitive. Consequently, an appropriate match must be located as quickly as possible. A successful match requires knowledge of the appropriate experience, credentials and skills required in a prospective assignment. Other healthcare professionals must be credentialed and licensed before being placed on assignment. The process, while less extensive and time consuming than for physicians, is unique to each type of other healthcare professional we place. All other healthcare professionals are required to take and pass our orientation module and competency tests prior to being placed on assignment. The orientation module tests the healthcare professional’s general clinical knowledge while the competency test evaluates the professional’s competency applicable to their practice specialty. We conduct ongoing competency assessments by soliciting performance evaluations from customers after each assignment. The process to credential and license one of our other healthcare professionals typically requires from two to six weeks to complete. Arrangements for housing are generally required for each assignment. Once an assignment has begun, our teams will work with the healthcare professional throughout the assignment to review their progress and to determine whether the professional would like to extend the length of the current assignment or move to a new assignment at the end of the assignment term.

Permanent placement

We are a leading nationwide provider of permanent placement of physicians and other healthcare professionals. Our permanent placement services entail the customized recruitment of physicians and other healthcare professionals to fill permanent positions at hospitals, physician practices, managed care organizations and other healthcare providers. We place physicians practicing in more than 30 specialties and subspecialties. In addition, we place other healthcare professionals including rehabilitation therapists, radiologic technicians, pharmacists and nurses. Approximately 6.2% of our 2005 revenue was generated by permanent placement services, 84.2% of which was for physician placement. Permanent placement revenues are seasonal, with the third quarter having the highest revenues. See “—Seasonality” and “Management’s discussion and analysis of financial condition and results of operations—Seasonality.”

Permanent placement services complement our temporary staffing business and permit us to offer a more complete staffing solution to our customers. The majority of our permanent placement assignments are performed on a contingency basis – we are compensated only upon the successful placement of a candidate. In the last three years, we placed more than 4,000 physicians and allied health professionals in all 50 states.

The placement of healthcare professionals in permanent positions generally requires an extensive search and interview process to locate qualified candidates. Our significant expertise in a variety of specialties and our large pool of candidates and open jobs facilitate our ability to quickly find an appropriate match.

Centralized support

Centralized groups provide company-wide support to our specialty focused operating teams in areas such as corporate sales, quality assurance, risk management, corporate marketing, information technology, human resources and accounting and finance.

Corporate sales.    The corporate sales group is responsible for facilitating contracting across multiple business lines and leading the negotiation and administration of larger contracts. Our corporate sales group works with each of our operating teams to pursue larger customer sales opportunities and responds to numerous requests for proposals for healthcare staffing services. This group is also responsible for developing and executing strategies to increase the penetration at our larger customers by either increasing our share of a customer’s business in a given specialty or expanding the number of specialties for which we provide staffing to the customer. The corporate sales group develops and maintains relationships with larger purchasers of healthcare staffing services. Representatives of this group travel extensively to develop relationships with healthcare organizations and to attend conferences.

Quality assurance.    In order to maintain our reputation for the quality of our services, we provide quality assurance support to each of our operating teams and their customers. Our quality assurance group establishes company-wide credentialing policies and procedures based on nationally recognized credentialing standards as set forth by the Joint Commission on Accreditation of Healthcare Organizations, or JCAHO, and the National Committee for Quality

Assurance, or NCQA, and monitors for compliance. In addition, the quality assurance group manages clinical events related to professional competency and conduct that occur on temporary staffing assignments. The group also conducts research of pertinent clinical issues, facilitates the coordination of performance improvement opportunities, supports the operating teams in the process of obtaining and maintaining JCAHO and NCQA certification and addresses other clinical regulatory issues. Representatives from this group serve on various advisory councils of accreditation organizations, including JCAHO and NCQA, to assist these standard-setting bodies in developing, maintaining and revising clinical standards effecting healthcare staffing companies.

Risk management.    Our risk management group, working in conjunction with our quality assurance group, is designed to prevent or minimize professional liability claims. We are proactive in promoting early reporting, evaluation and resolution of incidents that may evolve into claims or suits. Through our quality assurance and risk management groups and third-party claims administrator, we conduct a risk management program for loss prevention, early intervention and litigation management which includes:

•	pre-hire risk assessment and screening and ongoing monitoring for all healthcare professionals;

•	incident reporting systems through which we monitor events that may potentially become claims;

•	tracking and trending the cause of incidents and claims looking for preventable sources of errors;

•	early intervention of potential professional liability claims and pre-deposition review to minimize negative outcomes; and

•	ongoing coordination and management of litigation resulting from professional liability claims.

Corporate marketing.    Our corporate marketing group works with each of our operating teams to develop marketing and recruitment plans tailored to the unique specialty focused segments in which they compete. This group also provides marketing research, develops advertising campaigns, coordinates all media buying and convention attendance and supports company-owned website development.

Information technology.    We have developed an information systems platform to support the execution and continued expansion of our business. Business line specific applications support the recruitment, marketing and placement requirements of the temporary staffing and permanent placement business lines. The business line systems are integrated into a single back office system that supports centralized administration and accounting.

Our temporary staffing operating teams utilize proprietary, business line specific applications that integrate the functions of recruiting, marketing, credentialing, licensure, travel and housing, pricing and scheduling. The systems provide detailed information regarding each customer and healthcare professional and the status of open orders and scheduled assignments. Our permanent placement operating system is a third-party application that provides detailed information regarding each customer and healthcare professional and the status of open orders. We administer all back office functions via an integrated suite of third-party applications. The suite includes payroll and human resources, billing and accounts receivable, accounts payable and general ledger. These applications are deployed on platforms designed to accommodate growth of our business, either organically or via acquisition.

Human resources.    Our human resources group supports our staff employees and healthcare professionals in various functions. This group designs and administers all health and welfare and retirement plans provided to staff employees and the healthcare professionals we employ. The human resources group coordinates staff employee recruitment, new hire training and employee development. This group is also responsible for employment related compliance programs.

Accounting and finance.    Our accounting group provides centralized administration of staff employee and healthcare professional compensation, customer billing and collection, disbursements and financial reporting. This group is also responsible for centralized financial planning and analysis.

Professional liability coverage

We provide professional liability coverage for physicians and other healthcare professionals while they are on temporary assignment for us. The coverage provided to each healthcare professional generally has limits of $1.0 million per occurrence and $3.0 million per year in the aggregate. We have elected to self-insure for some or all of the cost of claims that may be made against healthcare professionals under this coverage for the periods from February 1, 1998 to November 1, 1999 and from February 1, 2002 to date. In connection with this coverage, an insurance company issues certificates of insurance to our customers and healthcare professionals but we retain liability for all losses under the coverage. To secure our obligations under the coverage, we have provided the insurance company with letters of credit. We record professional liability reserves for the estimated future costs, net of any third-party insurance, we will incur, including claims incurred but not reported, under the professional liability coverage we provide to temporary healthcare professionals while on assignment for us and for professional liability claims made directly against us. We use actuarial estimates prepared by an independent actuary firm to determine our reserves. See “Risk factors—We could be subject to professional liability claims significantly in excess of the amount we have reserved.” Changes in estimates of these reserves are charged or credited to income in the period determined. We have purchased excess insurance to cover the cost of claims made against us once a self-insured retention of $1.0 million per occurrence is exceeded. For the years ended December 31, 2003, 2004 and 2005, this excess insurance will pay up to an aggregate of $25.0 million, $35.0 million and $35.0 million, respectively, for claims made in each period.

Competition

The staffing industry is highly fragmented. We compete in national, regional and local markets with full-service healthcare staffing companies, specialized temporary staffing or permanent placement providers. We compete with other staffing firms to attract physicians and other healthcare professionals as temporary healthcare professionals and to attract hospital and healthcare provider customers. We compete for temporary healthcare professionals on the basis of service and expertise, the quantity, diversity and quality of assignments available, compensation packages, and the benefits that we provide to a temporary healthcare professional while they are on an assignment. We compete for hospital and healthcare provider customers on the basis of the quality of our healthcare professionals, the timely availability of our professionals with requisite skills, the quality, scope and price of our services, our customer service, our recruitment expertise and the geographic reach of our services.

We are one of the two largest, similarly sized, providers of locum tenens. We also compete with smaller specialized niche providers of locum tenens. Our competitors in the allied health and travel nurse markets include larger healthcare staffing companies that focus on healthcare professionals in a number of specialties as well as smaller providers focused on a particular specialty. Our largest competitors in physician, allied health staffing and travel nurse staffing are AMN Healthcare Services, Inc./The MHA Group, Inc., Cross Country Healthcare, Inc., InteliStaf Healthcare, Inc., Medical Staffing Network Holdings, Inc. and On Assignment Inc.

Our competition in the physician permanent placement market is primarily smaller, private companies as well as hospitals who employ their own recruiters. Our primary competitors on a national level are AMN Healthcare Services, Inc./The MHA Group, Inc. and Cross Country Healthcare, Inc./Cejka Consulting.

Government regulation

The healthcare industry is subject to extensive and complex federal and state laws and regulations related to professional licensure, conduct of operations, payment for services, and relationships with patient referral sources, such as physicians. Failure to comply with the laws and regulations that are directly applicable to our business could expose us to civil or criminal penalties or subject us to injunctions or cease and desist orders. The temporary healthcare staffing industry is regulated in many states. In some states, firms must be registered to establish and advertise as a healthcare staffing agency or must qualify for an exemption from registration. If we were to lose any required state licenses, or were unable to obtain licenses in states that may require them in the future, we could be required to cease operating in those states. The physicians and other healthcare professionals we place in temporary staffing positions are also required to be individually licensed or certified under applicable state law. We have adopted procedures designed to ensure that physicians and other healthcare professionals possess all necessary licenses and certifications. The medical practice laws of certain states, such as Texas and California, also prohibit business corporations, such as ours, from engaging in the practice of medicine or controlling a physician’s medical decisions. While we believe that our contractual relationships with physicians do not violate these state corporate practice of medicine laws, we cannot assure you that our contracts will not be challenged by state agencies in the future on this basis or if challenged, that we will prevail.

The healthcare industry also is subject to extensive and complex laws, governing submission of claims to federal and state healthcare programs and laws governing relationships between referral sources, such as the federal anti-kickback law and the federal anti-referral law known as the Stark Law. The federal anti-kickback law prohibits the exchange of remuneration for government healthcare program, e.g., Medicare, patient service opportunities. The Stark Law prohibits Medicare referrals for certain services if a financial relationship exists between a physician and a healthcare provider, absent an exception for the relationship. Both laws impose significant civil penalties on violators; the anti-kickback law also contains criminal penalties. We believe that our arrangements either do not implicate these laws or, if they do, that they comply with their requirements. We cannot, however, assure you that the government will not challenge our arrangements, including those by which our customers are reimbursed or paid for the services we provide, in the future, or if challenged, that we will prevail. Finally, federal and state laws impose civil and criminal liability on individuals and entities that submit false and fraudulent claims for payment to the government.

We are subject to laws and regulations applicable to healthcare staffing companies and general temporary staffing services. Like all employers, we also must comply with various laws and regulations relating to pay practices and workers’ compensation. In addition, state governments have also attempted to control increasing healthcare costs and may adopt legislation that would limit the amounts that temporary staffing companies may charge. Any such current or proposed laws could significantly harm our business, revenues and margins.

Because we consider our locum tenens physicians to be independent contractors, as opposed to employees, we do not withhold income or other employment related taxes, pay employment related taxes or provide workers’ compensation insurance with respect to them. The classification of locum tenens physicians as independent contractors depends upon the facts and circumstances of the relationship. If a federal or state taxing authority determined that locum tenens physicians engaged as independent contractors are employees, our locum tenens business model would be materially and adversely affected and we could be subject to significant retroactive wages, taxes and penalties. See “Risk factors—Reclassification of our independent contractors or some of our exempt employees by tax authorities could materially and adversely affect our business model and could require us to pay significant retroactive wages, taxes and penalties.”

Customer concentration

No customer accounted for more than 8.0% of our 2005 consolidated revenue. The United States Department of Veterans Affairs Hospital System, comprised of more than 70 separate hospitals, collectively accounted for more than 11.0% of our 2005 locum tenens revenue. No other customer accounted for more than 4.0% of our 2005 locum tenens revenue. We extend credit to our customers based on the evaluation of each customer’s financial condition and collateral is generally not required. We believe that the credit risk associated with our accounts receivable is minimized by our large customer base and the geographical dispersion of our customers. However, at December 31, 2003, 2004 and 2005, approximately 24%, 17% and 14% of our total accounts receivable were due from three major healthcare system customers. See note 1, “—Concentration of credit risk,” to our consolidated financial statements included in this prospectus.

Seasonality

The healthcare staffing business has historically encountered seasonal shifts in demand. The following factors create seasonal fluctuations in the demand for temporary healthcare professionals:

•	a larger number of planned vacancies of healthcare professionals during the summer months;

•	seasonal population swings in areas such as the sunbelt states of Florida, Arizona and California in the winter months and the northeast in the summer months; and

•	seasonal changes in occupancy rates that tend to increase during the winter months and decrease during the summer months.

The use of temporary personnel enables hospitals, physician practices and other customers to vary their staffing levels to match these changes in demand and avoid the more costly alternative of hiring permanent medical staff that may be underutilized in periods of lower demand.

The permanent placement of physicians is particularly seasonal because it has become common practice to effect job changes in the late summer months and because graduates from residency also typically begin work in the third quarter.

See “Management’s discussion and analysis of financial condition and results of operations—Seasonality.”

Legal proceedings

We are involved in various legal proceedings which arise from time to time in connection with the conduct of our business. We do not expect that any such proceedings will have a material adverse effect on our financial condition or results of operations.

Employees and independent contractors

As of February 28, 2006, we had approximately 940 employees, exclusive of healthcare professionals on temporary assignment. At any one time, we have approximately 1,700 non-physician healthcare professionals on temporary assignment. While on assignment, these professionals are our employees. We believe that we have satisfactory relations with our employees.

In addition, at any one time, we have approximately 1,100 physicians on temporary assignment as independent contractors. It is traditional in our industry for physicians to work as independent contractors.

Facilities

All of our facilities are leased. Our corporate headquarters and a large portion of our operations are located in Salt Lake City, Utah. We also have significant offices in Fort Lauderdale and Boca Raton, Florida, Norwalk, Connecticut and Grand Rapids, Michigan.

Management

Executive officers and directors

The following table sets forth the names, ages and positions of our executive officers and directors.

Name	Age(1)	Position

Michael R. Weinholtz	51	President and Chief Executive Officer and Director

Sean Dailey	42	Vice President and Chief Financial Officer

Donald D. DeCamp	62	Vice President and Chief Operating Officer

Scott M. Beck	38	Vice President – Operations

James S. Marshall	36	Vice President – Finance

Kevin S. Ricklefs	42	Vice President – Administration

Richard B. Fontaine	62	Director

Charles M. Linehan	36	Director

Wayne B. Lowell	50	Director

Nader J. Naini	40	Director

C. Thomas Smith	67	Director

Richard K. Whitney	38	Director

(1)	Ages listed are as of March 31, 2006.

Michael R. Weinholtz has served as a director and as our President and Chief Executive Officer since 1998. Mr. Weinholtz has 19 years of experience in the healthcare staffing industry. Prior to joining us, Mr. Weinholtz co-founded and served as a director and as President and Chief Executive Officer of CareerStaff Unlimited, Inc., a publicly traded healthcare staffing services provider, from 1992 to 1996. Mr. Weinholtz holds a B.A. degree in business management from Eckerd College.

Sean Dailey has served as our Vice President and Chief Financial Officer since 1998. Prior to joining us, Mr. Dailey served as Vice President – Finance at Horizon/CMS Healthcare Corporation, a publicly traded rehabilitative and long-term care services provider, from 1995 to 1998. From 1986 to 1995, Mr. Dailey worked as a certified public accountant for Arthur Andersen LLP. Mr. Dailey holds M.Acc. and B.B.A. degrees from the University of Georgia.

Donald D. DeCamp has served as our Vice President and Chief Operating Officer since 1999. Mr. DeCamp has 30 years of experience in the staffing industry. Mr. DeCamp’s staffing experience includes executive positions with CareerStaff Unlimited, Inc., Interim Services, Inc., now known as Spherion Corporation, and Romac & Associates, Inc., now known as Kforce, Inc. Mr. DeCamp holds a B.P.A. degree from the Bach Conservatory of Music.

Scott M. Beck has served as our Vice President – Operations since September 2004. Mr. Beck served as President of our CompHealth locum tenens division from November 2002 to September

2004 and as our Vice President – Marketing from 2000 to November 2002. Mr. Beck holds a B.S. degree in marketing from the University of Utah and an M.B.A. from Westminster College.

James S. Marshall has served as our Vice President – Finance since June 2002. Mr. Marshall served as our Director – Finance from 1998 to June 2002. Prior to joining us, Mr. Marshall served as Assistant Corporate Controller for Horizon/CMS Healthcare Corporation, a publicly traded rehabilitative and long-term care services provider, from 1995 to 1998. From 1991 to 1995 Mr. Marshall worked for Arthur Andersen LLP. Mr. Marshall holds a B.A. in accounting from New Mexico State University.

Kevin S. Ricklefs has served as our Vice President – Administration since September 2004. Mr. Ricklefs served as our Vice President – Human Resources from June 2002 to September 2004 and our Director – Human Resources from February 2001 to June 2002. Mr. Ricklefs served as Manager – Human Resources from 1999 to February 2001. Mr. Ricklefs holds a B.S. in mathematics from Westminster College.

Richard B. Fontaine has served as a director since May 1999. Mr. Fontaine has been a business consultant focusing on healthcare services consulting since 1992. During that time, Mr. Fontaine also served as Interim CEO for Health Advantage, Inc. and as the Interim CEO for Vivocell Therapy, Inc. Mr. Fontaine has served as an Adjunct Instructor in the M.B.A. program at Westminster College since 1993. He holds an A.B. in biology and chemistry from Bowdoin College and an M.B.A. from Harvard University. Mr. Fontaine currently serves on the board of directors of DaVita, Inc. (NYSE: DVA).

Charles M. Linehan has served as a director since May 2002 and previously served as our director from December 1998 to February 2000. Mr. Linehan is a general partner of a fund affiliated with New Enterprise Associates, a venture capital firm that specializes in healthcare and technology investing. Mr. Linehan joined New Enterprise Associates in 1992 as an associate, became a partner in one of its funds in 1997, and a general partner in one of its funds in 2004. He holds an A.B. in government from Harvard University.

Wayne B. Lowell has served as a director since May 2003. Mr. Lowell has been an independent business consultant since 1998. From 1986 to 1998, Mr. Lowell held several senior management roles at PacifiCare Health Systems, Inc., a managed healthcare company, including serving as its chief financial and administrative officer during that period. He holds a B.S. in accounting from the University of Maryland and an M.B.A. from the University of California at Irvine and is a certified public accountant.

Nader J. Naini has served as a director since March 2003. Mr. Naini has been a general partner of Frazier Healthcare Ventures since 1995. Prior to joining Frazier Healthcare Ventures, Mr. Naini was at Goldman, Sachs & Co. He holds a B.A. in molecular biology from the University of Pennsylvania and an M.B.A. from New York University. Mr. Naini currently serves on the board of directors of La Jolla Pharmaceutical Company (NASDAQ: LJPC).

C. Thomas Smith has served as a director since December 2005. Mr. Smith is retired as president, chief executive officer and a director of VHA, Inc., a position he held from 1991 until April 2003. VHA, Inc. is a hospital cooperative based in Irving, Texas, that has more than 2,400 members in 48 states, representing approximately one-quarter of United States community-owned hospitals. From 1977 through 1991, Mr. Smith was president and a trustee of Yale-New Haven Hospital in

New Haven, Connecticut. He holds a B.A. from Baylor University and an M.B.A. from the University of Chicago. Mr. Smith currently serves on the board of directors of Horizon Health Corporation (NASDAQ: HORC), Kinetic Concepts, Inc. (NYSE: KCI) and Renal Care Group, Inc. (NYSE: RCI).

Richard K. Whitney has served as a director since March 2006. Mr. Whitney has been an independent healthcare consultant since February 2004. From 1996 to February 2004, Mr. Whitney held various leadership responsibilities at DaVita, Inc., including the position of chief financial officer beginning in 2000. DaVita, Inc., a publicly traded company, is a national provider of dialysis services. Prior to joining DaVita, Inc., Mr. Whitney was associated with RFE Investment Partners, a private equity investment firm, and practiced public accountancy at Deloitte & Touche LLP. He holds a B.S. in business administration from Pennsylvania State University, an M.B.A. from Harvard University and is a certified public accountant.

Committees of the board of directors

Nominating & Corporate Governance Committee

The Nominating & Corporate Governance Committee consists of Messrs. Fontaine (Chairman), Linehan and Whitney. The Nominating & Corporate Governance Committee will be responsible for:

•	determining the appropriate structure of our board of directors, including committees;

•	evaluating the performance of our board of directors and management;

•	identifying and recommending to our board of directors individuals to be nominated as a director, including the consideration of director candidates recommended by stockholders;

•	providing oversight of management succession plans; and

•	providing oversight of our code of business conduct and ethics.

Audit Committee

The Audit Committee consists of Messrs. Lowell (Chairman), Smith and Whitney. The Audit Committee will be responsible for:

•	recommending annually to our board of directors the selection of our independent public accountants;

•	reviewing and approving the scope of our independent public accountants’ audit activity and the extent of non-audit services;

•	reviewing with management and the independent public accountants the adequacy of our basic accounting systems and the effectiveness of our internal audit plan and activities;

•	reviewing our financial statements with management and the independent public accountants and exercising general oversight of our financial reporting process; and

•	reviewing our litigation and other legal matters that may affect our financial condition and monitoring compliance with our code of business conduct and ethics and related policies.

Compensation & Management Development Committee

The Compensation & Management Development Committee consists of Messrs. Fontaine (Chairman), Linehan and Smith. The Compensation & Management Development Committee will be responsible for:

•	administering and granting awards under our stock option plans;

•	reviewing the compensation of our President and Chief Executive Officer and recommendations of the President and Chief Executive Officer as to appropriate compensation for our other executive officers and key personnel;

•	examining periodically our general compensation structure; and

•	supervising our welfare and pension plans and compensation plans.

Compensation committee interlocks and insider participation

None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors or Compensation & Management Development Committee. Mr. Linehan was elected director as a representative of New Enterprise Associates under our second amended and restated stockholders agreement. See “Related party transactions—Appointment of directors.”

Compensation of directors

Non-employee directors currently receive $12,000 per year, with the Chairman of the Audit Committee receiving an additional $10,000 per year. In addition, non-employee directors receive $2,000 per in-person meeting, $1,000 per telephonic meeting and $1,000 for each committee meeting they attend. New non-employee directors receive a one time option grant worth approximately $100,000 which will vest over a four-year period. Pursuant to our amended and restated stockholders agreement, Messrs. Linehan and Naini currently do not receive compensation for serving as directors or committee members. All directors are reimbursed for reasonable out-of-pocket expenses incurred in attending meetings of the board or committees and for other reasonable expenses related to the performance of their duties as directors. Directors who are also our employees do not receive additional compensation for serving as directors or committee members.

After the consummation of our initial public offering, we anticipate that our directors will adopt a new compensation structure that will apply to all non-employee directors.

In addition to director compensation, Messrs. Fontaine and Lowell received special bonuses from the Company in their capacity as option holders in 2004 and 2005. Mr. Fontaine received $6,417 and $13,899 in 2004 and 2005, respectively. Mr. Lowell received $18,006 and $64,163 in 2004 and 2005, respectively. These payments were equal to the cash dividends Messrs. Fontaine and Lowell would have received in those years if they each had exercised all of their vested options prior to the record date for the dividend.

Executive compensation

The following table sets forth information regarding the compensation of our President and Chief Executive Officer and each of our four other most highly compensated executive officers for the fiscal year ended December 31, 2005. The annual compensation amounts in the table exclude perquisites and other personal benefits because they did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for each executive officer:

Summary compensation table

		Annual compensation (1)
Name and principal position	Year	Salary	Bonus	Other compensation (2)

Michael R. Weinholtz	2005	$270,833	$118,750	$2,080,783
President and Chief Executive Officer

Donald D. DeCamp	2005	$205,000	$85,500	$1,157,200
Vice President and Chief Operating Officer

Sean Dailey	2005	$188,333	$85,500	$889,635
Vice President and Chief Financial Officer

Scott M. Beck	2005	$150,000	$160,901	$197,416
Vice President – Operations

James S. Marshall	2005	$118,667	$23,000	$91,163
Vice President – Finance

(1)	Under the terms of their employment agreements, Messrs. Weinholtz, DeCamp, Dailey and Beck are entitled to the compensation described under “—Employment agreements” below.

(2)	“Other compensation” primarily consists of a special bonus paid in connection with the October 2005 distribution to our common stockholders. See “Management’s discussion and analysis of financial condition and results of operations—Equity distributions, redemption of preferred stock and special bonuses.” In addition, for each of Messrs. DeCamp, Dailey, Beck and Marshall, “Other compensation” includes $5,250 of matching contributions we made to their 401(k) accounts.

The following table sets forth information concerning options held as of December 31, 2005 by each of the named executive officers. None of the named executive officers exercised options during the year ended December 31, 2005. Because there was no public market for our common stock as of December 31, 2005, amounts described in the following table under the heading “Value of unexercised in-the-money options at December 31, 2005” are determined by multiplying the number of shares issued or issuable upon the exercise of the option by the difference between the assumed initial public offering price of $         per share and the per share option exercise price.

Year ended December 31, 2005 option values

	Number of securities underlying unexercised options at December 31, 2005		Value of unexercised in-the-money options at December 31, 2005
Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Michael R. Weinholtz	24,096.75	1,652.25
Donald D. DeCamp	13,758.50	496.50
Sean Dailey	10,117.75	826.25
Scott M. Beck	2,398.75	1,336.25
James S. Marshall	1,018.25	36.75

Employment agreements

Mr. Weinholtz entered into an employment agreement with us on December 31, 2002. The agreement provides that Mr. Weinholtz will receive a minimum annual base salary equal to $220,000, which may be increased from time to time at the discretion of our board of directors. Under the agreement, Mr. Weinholtz also may receive performance based bonuses based on criteria established by our board of directors, and is entitled to participate in all benefit plans offered by us to similarly situated employees. The agreement is for an initial term of three years and renews yearly unless written notice of termination is given. Mr. Weinholtz’s employment agreement prohibits him from competing with us for a period of 18 months following the termination of the agreement and from disclosing confidential information acquired by him at any time.

Mr. DeCamp entered into an employment agreement with us on December 31, 2002. The agreement provides that Mr. DeCamp will receive a minimum annual base salary equal to $165,000, which may be increased from time to time at the discretion of our board of directors. Under the agreement, Mr. DeCamp also may receive performance based bonuses based on criteria established by our board of directors, and is entitled to participate in all benefit plans offered by us to similarly situated employees. The agreement is for an initial term of three years and renews yearly unless written notice of termination is given. Mr. DeCamp’s employment agreement prohibits him from competing with us for a period of 18 months following the termination of the agreement and from disclosing confidential information acquired by him at any time.

Mr. Dailey entered into an employment agreement with us on December 31, 2002. The agreement provides that Mr. Dailey will receive a minimum annual base salary equal to $165,000, which may be increased from time to time at the discretion of our board of directors. Under the agreement, Mr. Dailey also may receive performance based bonuses based on criteria established by our board of directors, and is entitled to participate in all benefit plans offered by us to similarly situated employees. The agreement is for an initial term of three years and renews yearly unless written notice of termination is given. Mr. Dailey’s employment agreement prohibits him from competing with us for a period of 18 months following the termination of the agreement and from disclosing confidential information acquired by him at any time.

Prior to the expiration of any one of our employment agreements with each of Messrs. Weinholtz, DeCamp and Dailey, if we terminate the executive’s employment without cause, or if the executive terminates his employment for good reason, we are required to pay an amount equal to 1.5 times the executive’s then current base salary over the following 18 month period, with one-third of such amount due 30 days following the date of termination. Under each agreement, cause is defined to include the commission of an act of fraud, embezzlement or a felony, the willful misconduct as an employee reasonably likely to result in material injury or financial loss to the Company, material neglect of duties and material breach of the agreement. Good reason is defined to include significant reduction of the executive’s responsibility or authority.

Mr. Beck entered into an employment agreement with us on October 28, 2000. The agreement provides that Mr. Beck will receive a minimum annual base salary equal to $120,000, which may be increased from time to time at the discretion of our Chief Executive Officer. Under the agreement, Mr. Beck also may receive performance based bonuses based on criteria established by our Chief Executive Officer, and is entitled to participate in all benefit plans offered by us to similarly situated employees. The agreement renews each year on the anniversary date unless 30 days written notice of termination is given by either party. Mr. Beck’s employment agreement prohibits him from competing with us for a period of three months following the termination of the agreement, from soliciting our customers for a period of one year following the termination of the agreement, and from disclosing confidential information acquired by him at any time.

Prior to the expiration of the employment agreement, if we terminate Mr. Beck’s employment without cause, or if Mr. Beck terminates his employment for good reason, we are required to pay Mr. Beck an amount equal to 0.25 times his then current base salary within 30 days after his termination. In addition, we are required to make a cash payment equal to any accrued and vested benefits under the retirement and incentive plans in which Mr. Beck participates. Under the agreement, cause is defined to include the commission of an act of fraud, embezzlement or a felony, the willful misconduct as an employee reasonably likely to result in material injury or financial loss to the Company, material neglect of duties and material breach of the agreement. Good reason is defined to include significant reduction of Mr. Beck’s responsibility or authority.

Benefit plans

We currently have four equity incentive plans, which together we refer to as our Current Plans, our 2003 Stock Option Plan, or 2003 Plan, our amended and restated 2002 Stock Option Plan, or 2002 Plan, our amended and restated 2000 Stock Option Plan, or 2000 Plan, and our amended and restated 1998 Executive Stock Option Plan, or 1998 Plan. The number of shares with respect to which awards may be granted under our Current Plans may not exceed 107,075 shares. As of December 31, 2005, awards of 23,523 shares have been exercised and awards of 70,787 shares remain outstanding, leaving 12,765 shares available for future grants under our Current Plans.

Our Current Plans were adopted or amended and restated by our board of directors and stockholders on May 15, 2003. Our Current Plans permit the granting of either options qualifying for beneficial tax treatment for the recipient as “incentive stock options” under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”) or non-qualified stock options. No person may be issued incentive stock options that first become exercisable in any calendar year with respect to shares having an aggregate fair market value, at the date of grant, in excess of $100,000. No incentive stock option may be granted to a person if at the time such option is granted the person owns stock possessing more than 10% of the total combined voting power of all classes of our stock or any of our subsidiaries as defined in Section 424 of the Code, unless at the time incentive stock options are granted the purchase price for the option shares is at least 110% of the fair market value of the option shares on the date of grant and the incentive stock options are not exercisable five years after the date of grant.

Our Current Plans are administered by our Compensation & Management Development Committee. Our Compensation & Management Development Committee has the authority to select the persons to whom awards may be granted, and to determine the number, type and value of awards. Participation in our Current Plans is limited to our officers, directors, employees or consultants or officers, directors, employees or consultants of our subsidiaries, who have been selected to participate in the Current Plans by our Compensation & Management Development Committee.

Our 2003 Plan will terminate on May 15, 2013, unless earlier terminated by our board of directors. Our 2002 Plan will terminate on May 8, 2012, unless earlier terminated by our board of directors. Our 2000 Plan will terminate on August 15, 2010, unless earlier terminated by our board of directors. Our 1998 Plan will terminate on December 31, 2008, unless earlier terminated by our board of directors.

Prior to the completion of this offering, our board of directors intends to adopt an equity incentive plan to be named the 2006 Stock Incentive Plan, or 2006 Plan, and a plan intended to constitute an “employee stock purchase plan“ under Section 423 of the Code to be named the Employee Stock Purchase Plan, or ESPP. Upon completion of the offering no further grants will be made under our Current Plans. All grants made after the offering will be made under the 2006 Plan or the ESPP. With the approval of our stockholders, we have reserved              shares, after giving effect to the                 : 1 forward stock split, of our common stock for issuance pursuant to awards under the 2006 Plan and the ESPP. We refer to our Current Plans, our 2006 Plan and our ESPP collectively as our Plans.

Our 2006 Plan permits the granting of any or all of the following types of awards: stock options, restricted stock, stock appreciation rights and restricted stock units. The number of shares authorized for issuance under the 2006 Plan is                         . All employees of the Company and any of its subsidiaries are eligible for participation under the 2006 Plan. The 2006 Plan will be administered by our Compensation & Management Development Committee. Our Compensation & Management Development Committee will select the employees who will receive awards, determine the type and terms of the awards to be granted and interpret and administer the 2006 Plan.

The exercise price of an option or stock appreciation right shall be no less than the fair market value of a share on the date of grant. No option or stock appreciation right is exercisable after the tenth anniversary of the date grant.

The options granted pursuant to the 2006 Plan may be either options qualifying for beneficial tax treatment for the recipient as “incentive stock options” under Section 422 of the Code or non-qualified stock options. No more than              shares may be issued through the exercise of “incentive stock options” under Section 422 of the Code. No incentive stock option may be granted to a person if at the time such option is granted, the person owns stock possessing more than 10% of the total combined voting power of all classes of our stock or any of our subsidiaries as defined in Section 424 of the Code, unless at the time incentive stock options are granted the purchase price for the option shares is at least 110% of the fair market value of the option shares on the date of grant and the incentive stock options are not exercisable five years after the date of grant. No person may be issued incentive stock options that first become exercisable in any calendar year with respect to shares having an aggregate fair market value, at the date of grant, in excess of $100,000.

The terms and conditions of each award made under the 2006 Plan, including vesting requirements, will be set forth consistent with the plan in a written award document.

We have authorized a total of              shares of our common stock for issuance pursuant to the ESPP. Our Compensation & Management Development Committee is responsible for administering the ESPP. All employees customarily employed for more than 20 hours per week who have worked at the Company or a designated subsidiary for six months or longer are eligible to participate in the ESPP.

Each eligible employee may elect in the first month of each quarter to participate in the ESPP for such quarter by designating a percentage of such employee’s eligible compensation to be deducted from each subsequent pay period in such quarter. The designated percentage may not be less than 1% or more than 15%. An employee may not subscribe to purchase more than $15,000 of our shares during any calendar year. A participant may revoke his election at any time during the quarter or withdraw his entire balance contributed during a quarter. On the last day of the quarter, the balance in the employee’s account will be used to purchase shares of our stock.

401k savings plan

Our 401(k) savings plan allows an eligible employee to defer a portion of his or her salary or bonus on an annual basis. We may match a portion of an employee’s deferral, subject to limitations imposed by the plan.

Tax treatment under our Plans

The following is a brief summary of certain of the United States federal income tax consequences relating to our Plans based on federal income tax laws currently in effect. This summary applies to our Plans as normally operated and is not intended to provide or supplement tax advice. The summary contains general statements based on current United States federal income tax statutes, regulations and currently available interpretations thereof. This summary is not intended to be exhaustive and does not describe state, local or foreign tax consequences or the effect, if any, of gift, estate and inheritance taxes.

Current Plans and 2006 Plan

An optionee will not recognize any taxable income at the time of grant or timely exercise of an incentive stock option under the Current Plans or the 2006 Plan (but in some circumstances may be subject to an alternative minimum tax as a result of exercise), and we will not be entitled to a federal income tax deduction with respect to such grant or exercise. A sale or exchange by an optionee of shares acquired upon the exercise of an incentive stock option more than one year after the transfer of the shares to such optionee and more than two years after the date of grant of the incentive stock option will result in the difference between the amount realized and the exercise price, if any, being treated as long-term capital gain (or loss) to the optionee. If such sale or exchange takes place within two years after the date of grant of the incentive stock option or within one year after the date of transfer of the shares to the optionee, such sale or exchange generally will constitute a “disqualifying disposition” of such shares that will have the following result: any excess of (a) the lesser of (1) the fair market value of the shares at the time of exercise of the incentive stock option and (2) the amount realized on such disqualifying disposition of the shares over (b) the option exercise price of such shares, will be ordinary income to the optionee, and we generally will be entitled to a federal income tax deduction in the amount of such income. The balance, if any, of the optionee’s gain upon a disqualifying disposition will qualify as capital gain and will not result in any deduction by us.

An optionee will not recognize any taxable income upon the grant of a non-qualified stock option under the Current Plans or the 2006 Plan, and we will not be entitled to a federal income tax deduction with respect to the grant of a non-qualified stock option. Upon exercise of a non-qualified stock option, the excess of the fair market value of the common stock transferred to the optionee over the option exercise price will be taxable as compensation income to the optionee and will be subject to applicable withholding taxes. Such fair market value generally will be determined on the date the shares of common stock are transferred pursuant to the exercise. We generally will be entitled to a federal income tax deduction at such time in the amount of such compensation income. The optionee’s federal income tax basis for the common stock received pursuant to the exercise of a non-qualified stock option will equal the sum of the compensation income recognized and the exercise price. In the event of a sale of common stock received upon the exercise of a non-qualified stock option, any appreciation or depreciation after the exercise date generally will be taxed as capital gain or loss.

An employee will recognize ordinary income upon the exercise of a stock appreciation right under the 2006 Plan equal to the amount of cash or the fair market value of the shares that he or she receives as a result of the exercise. We generally will be entitled to a federal income tax deduction at the time in an amount equal to the ordinary income recognized by the employee. An employee’s subsequent disposition of any shares acquired pursuant to the exercise of a stock appreciation right will result in long- or short-term capital gain (or loss) depending on the length of time held.

An employee who receives a restricted stock grant under the 2006 Plan generally will be taxed at ordinary income rates on the fair market value of the shares when they vest. However, an employee may elect to recognize ordinary income equal to the fair market value of the shares on the date the restricted stock is issued. If such an election is timely made, no additional income will be recognized at the time the shares vest. However, if the shares are forfeited, no tax deduction is allowable to the employee for the forfeited shares and we must include as ordinary income the amount we previously deducted in the year of issuance of the stock. We generally will be entitled to a federal income tax deduction in the amount of ordinary income recognized by the employee, subject to limitations with respect to certain officers.

An employee generally will not recognize any federal taxable income upon the grant or vesting of restricted stock units granted under the 2006 Plan. An employee generally will recognize ordinary income equal to the amount of cash or the fair market value of the shares received in payment of the vested unit. We generally will be entitled to a federal income tax deduction in an amount equal to the ordinary income recognized by the employee, subject to limitations with respect to certain officers. An employee’s subsequent disposition of any shares acquired pursuant to the exercise of a restricted stock unit will result in long- or short-term capital gain (or loss) depending on the length of time held.

Related party transactions

The following is a discussion of transactions between us and our officers, directors and stockholders owning more than 5% of the outstanding shares of our common stock.

Registration rights

Under our second amended and restated registration rights agreement holders of 419,196.77 shares of our common stock have certain registration rights. See “Shares eligible for future sale—Registration rights.”

Appointment of directors

Pursuant to our second amended and restated stockholders agreement dated March 25, 2003, the following persons were elected to our board of directors: Charles M. Linehan as representative of New Enterprise Associates and Nader J. Naini as representative of Frazier Healthcare Ventures. The rights to appoint directors under our stockholders agreement will terminate upon the completion of this initial public offering. However, pursuant to our amended and restated certificate of incorporation, which will become effective upon completion of this offering, Messrs. Linehan and Naini will each continue to serve as a director for his current term and until his respective successor is duly elected and qualified. The initial terms of the directors will expire upon election and qualification of successor directors at the annual meeting of stockholders to be held during 2007.

Indemnification agreements

We intend to enter into indemnification agreements with our officers and directors containing provisions requiring us to, among other things, indemnify our officers and directors against liabilities that may arise by reason of their status or service as officers or directors, other than liabilities arising from willful misconduct of a culpable nature, and to advance expenses they incur as a result of any proceeding against them as to which they could be indemnified.

Prior loan

On May 21, 2003, we extended a $65,000 loan to Michael R. Weinholtz, our President and Chief Executive Officer. The loan carried a 7.0% interest rate. The largest balance outstanding was approximately $67,870 on March 5, 2004 and the loan was repaid in full on November 5, 2004.

Principal and selling stockholders

The following table presents information regarding beneficial ownership of our common stock as of March 15, 2006 and as adjusted to reflect the sale of common stock in the offering by:

•	each person who we know owns beneficially more than 5% of our common stock;

•	each of our directors;

•	our President and Chief Executive Officer and each of our four other most highly compensated executive officers during 2005;

•	all our executive officers and directors as a group; and

•	all selling stockholders.

Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has the sole voting and investment power with respect to the shares indicated as beneficially owned. Under the regulations of the Securities and Exchange Commission, or SEC, shares are deemed to be “beneficially owned” by a person if the holder directly or indirectly has or shares the power to vote or dispose of these shares, whether or not the holder has any pecuniary interest in these shares, or if the holder has the right to acquire the power to vote or dispose of these shares within 60 days, including any right to acquire through the exercise of any option, warrant or right. The total number of shares outstanding used in calculating the percentage owned assumes no exercise of options held by other persons. Unless otherwise indicated, the address for each person set forth in the table is c/o CHG Healthcare Services, Inc., 4021 South 700 East, Suite 300, Salt Lake City, Utah 84107.

	Shares beneficially owned before the offering			Shares beneficially owned after the offering
Beneficial owner	Shares	Percentage	Shares being offered	Shares	Percentage

Five percent stockholders:
Acacia Venture Partners (1)	97,124.02	22.6%			%
Frazier Healthcare Ventures (2)	46,428.57	10.8
Nassau Capital L.L.C. (3)	62,962.97	14.7
New Enterprise Associates (4)	167,711.65	39.1

Named executive officers and directors:
Michael R. Weinholtz (5)	44,336.75	9.8	—	44,336.75
Sean Dailey (6)	22,168.75	5.0	—	22,168.75
Donald D. DeCamp (7)	13,758.50	3.1	—	13,758.50
Scott M. Beck (8)	2,398.75	*	—	2,398.75	*
James S. Marshall (9)	1,018.25	*	—	1,018.25	*
Richard B. Fontaine (10)	1,194.00	*	—	1,194.00	*
Charles M. Linehan	178.56	*	—	178.56	*
Wayne B. Lowell (11)	1,022.00	*	—	1,022.00	*
Nader J. Naini (12)	46,428.57	10.8
C. Thomas Smith	—	*	—	—	*
Richard K. Whitney	—	*	—	—	*
Executive officers and directors as a group (12 persons) (13)	133,185.13	27.6

*	Represents beneficial ownership of less than 1%.

(1)	Consists of 88,696.15 shares held by Acacia Venture Partners, L.P. and 8,427.87 shares held by South Pointe Venture Partners, L.P. C. Sage Givens as general partner of Acacia Management, L.P., the general partner of Acacia Venture Partners, L.P., has voting and investment power with respect to shares held by Acacia Venture Partners, L.P. C. Sage Givens and David S. Heer as general partners of South Pointe Venture Partners, L.P., share voting and investment power with respect to shares held by South Pointe Venture Partners, L.P. The address of Acacia Venture Partners, Acacia Venture Partners, L.P. and South Pointe Venture Partners, L.P. is 101 California St. #3160, San Francisco, California 94111.

(2)	Consists of 46,194.08 shares held by Frazier Healthcare IV, L.P. and 234.49 shares held by Frazier Affiliates IV, L.P. FHM IV, L.L.C. is the general partner of FHM IV, L.P., which is the general partner of Frazier Healthcare IV, L.P. and Frazier Affiliates IV, L.P. Nader J. Naini, one of our directors, is a managing member of FHM IV, L.L.C. and shares voting and investment power with respect to these shares. The address of Frazier Healthcare Ventures, FHM IV, L.L.C., FHM IV, L.P., Frazier Healthcare IV, L.P. and Frazier Affiliates IV, L.P. is 601 Union Street, Suite 3200, Seattle, WA 98101.

(3)	Consists of 62,573.84 shares held by Nassau Capital Partners II, L.P. and 389.13 shares held by NAS Partners I, L.L.C. John G. Quigley, as managing member of Nassau Capital L.L.C., the general partner of Nassau Capital Partners II, L.P., and as managing member of NAS Partners I, L.L.C., has voting and investment power with respect to the shares held by Nassau Capital Partners II, L.P. and NAS Partners I, L.L.C., respectively. John G. Quigley disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address of Nassau Capital L.L.C., Nassau Capital Partners II, L.P. and NAS Partners I, L.L.C. is 22 Chambers St., Princeton, New Jersey 08540.

(4)	Consists of 82,759.45 shares held by New Enterprise Associates VIII, Limited Partnership, 17,166.48 shares held by New Enterprise Associates 8A, Limited Partnership, 64,285.72 shares held by New Enterprise Associates 10, Limited Partnership, 3,333.33 shares held by NEA Presidents Fund, L.P. and 166.67 shares held by NEA Ventures 1998, L.P. Peter J. Barris, C. Richard Kramlich, Peter T. Morris, Charles W. Newhall, III, John M. Nehra and Mark W. Perry as general partners of NEA Partners 8, L.P., the general partner of New Enterprise Associates VIII, Limited Partnership, share voting and investment power with respect to shares held by New Enterprise Associates VIII, Limited Partnership. M. James Barrett, Peter J. Barris, C. Richard Kramlich, Peter T. Morris, Charles W. Newhall, III, Mark W. Perry, Scott D. Sandell and Eugene A. Trainor, III as general partners of NEA Partners 10, L.P., the general partner of New Enterprise Associates 8A, Limited Partnership and New Enterprise Associates 10, Limited Partnership, share voting and investment power with respect to shares held by New Enterprise Associates 8A, Limited Partnership and New Enterprise Associates 10, Limited Partnership. Peter J. Barris, C. Richard Kramlich, John M. Nehra, Charles W. Newhall, III and Mark W. Perry as general partners of NEA General Partners, L.P., the general partner of NEA Presidents Fund, L.P., share voting and investment power with respect to shares held by NEA Presidents Fund, L.P. Louis B. Van Dyck is the general partner of NEA Ventures 1998, L.P. and has sole voting and investment power with respect to shares held by NEA Ventures 1998, L.P. Charles M. Linehan, one of our directors, does not have voting or investment power with respect to shares held by New Enterprise Associates VIII, Limited Partnership, New Enterprise Associates 8A, Limited Partnership, New Enterprise Associates 10, Limited Partnership, NEA Presidents Fund, L.P. or NEA Ventures 1998, L.P. Charles M. Linehan disclaims beneficial ownership of the shares held by the New Enterprise Associates partnerships except to the extent of his pecuniary interest in such shares. The address of the NEA Funds is 1119 St. Paul Street, Baltimore, Maryland 21202.

(5)	Includes 24,096.75 shares underlying options exercisable within 60 days.

(6)	Includes 10,117.75 shares underlying options exercisable within 60 days.

(7)	Comprised of shares underlying options exercisable within 60 days.

(8)	Comprised of shares underlying options exercisable within 60 days.

(9)	Comprised of shares underlying options exercisable within 60 days.

(10)	Includes 172.00 shares underlying options exercisable within 60 days and 1,022 shares held in a trust for which Richard B. Fontaine has voting and investment power.

(11)	Comprised of shares underlying options exercisable within 60 days.

(12)	Includes 46,194.08 shares held by Frazier Healthcare IV, L.P. and 234.49 shares held by Frazier Affiliates IV, L.P. FHM IV, L.L.C. is the general partner of FHM IV, L.P., which is the general partner of Frazier Healthcare IV, L.P. and Frazier Affiliates IV, L.P. Nader J. Naini is a managing member of FHM IV, L.L.C. and shares voting and investment power with respect to these shares. Nader J. Naini disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(13)	Includes an aggregate of 53,265 shares underlying options exercisable within 60 days.

Description of capital stock

On completion of the offering we will be authorized to issue 100,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share. We will have outstanding          shares, or          shares if the underwriters exercise the over-allotment option in full, of common stock and no shares of preferred stock.

Common stock

Subject to any special voting rights of any series of preferred stock that we may issue in the future, each share of common stock has one vote on all matters voted on by our stockholders, including the election of our directors at our annual meeting. Because holders of common stock do not have cumulative voting rights, the holders of a majority of the shares of common stock can elect all of the members of the board of directors standing for election, subject to the rights, powers and preferences of any outstanding series of preferred stock.

No share of common stock affords any preemptive rights or is convertible, redeemable, assessable or entitled to the benefits of any sinking or repurchase fund. Subject to any prior rights to dividends of any series of preferred stock that we may issue in the future, holders of common stock will be entitled to dividends in the amounts and at the times declared by our board of directors in its discretion out of funds legally available for the payment of dividends.

Holders of common stock will share equally in our assets on liquidation after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding. All outstanding shares of common stock are fully paid and non-assessable and the shares of common stock to be issued upon completion of the offering will be fully paid and non-assessable.

Preferred stock

At the direction of our board, we may issue shares of preferred stock from time to time. Our board of directors may, without any action by holders of the common stock:

•	adopt resolutions to issue preferred stock in one or more classes or series;

•	fix or change the number of shares constituting any class or series of preferred stock; and

•	establish or change the rights of the holders of any class or series of preferred stock.

The rights of any class or series of preferred stock may include, among others:

•	general or special voting rights;

•	preferential liquidation or preemptive rights;

•	preferential cumulative or noncumulative dividend rights;

•	redemption or put rights; and

•	conversion or exchange rights.

We may issue shares of, or rights to purchase, preferred stock the terms of which might:

•	adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, the common stock;

•	discourage an unsolicited proposal to acquire us; or

•	facilitate a particular business combination involving us.

Any of these actions could discourage a transaction that some or a majority of our stockholders might believe to be in their best interests or in which our stockholders might receive a premium for their stock over its then market price.

Anti-takeover effects of provisions of Delaware law and our amended and restated certificate of incorporation and bylaws

General

Our amended and restated certificate of incorporation and bylaws will contain the following additional provisions, some of which are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors. In addition, some provisions of the Delaware General Corporation Law, if applicable to us, may hinder or delay an attempted takeover without prior approval of our board of directors. Provisions of the Delaware General Corporation Law and of our amended and restated certificate of incorporation and bylaws could discourage attempts to acquire us or remove incumbent management even if some or a majority of our stockholders believe this action is in their best interest. These provisions could, therefore, prevent stockholders from receiving a premium over the market price for the shares of common stock they hold.

Our board of directors

Our amended and restated certificate of incorporation will provide that, subject to any special voting rights of any series of preferred stock that we may issue in the future, the number of our directors shall be established by our board of directors by the affirmative vote of at least two-thirds of our board of directors. Our amended and restated certificate of incorporation will also provide that we must have a minimum of three directors serving on our board of directors.

Filling board of directors vacancies; removal

Our amended and restated certificate of incorporation and bylaws will provide that newly created directorships resulting from any increase in the authorized number of directors may be filled only by the affirmative vote of a majority of our directors then in office, provided that a quorum is present. Our amended and restated certificate of incorporation and bylaws will provide that vacancies may be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum. Each director will hold office until his or her successor is elected and qualified, or until the director’s earlier death, resignation, retirement or removal from office. Any director may resign at any time upon written notice to us. Our amended and restated certificate of incorporation and bylaws will provide, in accordance with Delaware General Corporation Law and subject to any special voting rights of any series of preferred stock that we may issue in the future, that the stockholders may remove directors, with or without cause, by a majority vote.

Stockholder action by written consent

Our amended and restated certificate of incorporation will allow stockholders to effect any action by written consent, but only if such consent is signed by the holders of at least 80% of the shares entitled to vote.

Call of special meetings

Our amended and restated certificate of incorporation and bylaws will provide that special meetings of our stockholders may be called at any time only by the board of directors acting pursuant to a resolution adopted by the board and not the stockholders.

Advanced notice requirements for stockholder proposals and director nominations

Our amended and restated bylaws will provide that stockholders seeking to bring business before or to nominate candidates for election as directors at an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. To be timely, a stockholder’s notice must be received by our corporate secretary at our principal executive offices not less than 120 calendar days before the date of our proxy statement released to stockholders in connection with the previous year’s annual meeting. If, however, no meeting was held in the prior year or the date of the annual meeting has been changed by more than 30 days from the date of the prior year’s meeting, notice by the stockholder in order to be timely must be received no later than the close of business on the 90th day before the annual meeting or the tenth day following the day on which notice of the date of the annual meeting was mailed or publicly announced. Our amended and restated bylaws will also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders or may discourage or defer a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

No cumulative voting

The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will not expressly provide for cumulative voting. Under cumulative voting, a majority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors.

Authorized but unissued shares

Our amended and restated certificate of incorporation will provide that the authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to various limitations imposed by the Nasdaq National Market. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of our Company by means of a proxy contest, tender offer, merger or otherwise.

Amendments to our amended and restated certificate of incorporation and bylaws

Pursuant to Delaware General Corporation Law and our amended and restated certificate of incorporation, certain anti-takeover provisions of our certificate of incorporation may not be adopted, repealed or amended, in whole or in part, without the approval of at least 80% of the outstanding stock entitled to vote.

Our amended and restated certificate of incorporation will permit our board of directors to adopt, amend and repeal our amended and restated bylaws. Our amended and restated bylaws provide that our amended and restated bylaws may be amended by either our board of directors or the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of our common stock.

Delaware anti-takeover statute

We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, this section prevents certain Delaware companies under certain circumstances, from engaging in a “business combination” with (1) a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”); (2) an affiliate of an interested stockholder; or (3) an associate of an interested stockholder, for three years following the date that the stockholder became an “interested stockholder.” A “business combination” includes a merger or sale of 10% or more of our assets. However, the above provisions of Section 203 do not apply if (1) our board approves the transaction; (2) after the completion of the transaction that resulted in the stockholder becoming an “interested stockholder,” that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by our directors who are also officers and certain employee benefit plans; or (3) on or subsequent to the date of the transaction, the business combination is approved by our board and authorized at a meeting of our stockholders by an affirmative vote of at least two thirds of the outstanding voting stock not owned by the “interested stockholder.” This statute could prohibit or delay mergers or other change in control attempts, and thus may discourage attempts to acquire us.

Limitation of liability of officers and directors

Our amended and restated certificate of incorporation will provide that, subject to the exceptions contained in the Delaware General Corporation Law, no director shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director.

The effect of these provisions is to eliminate our rights and the rights of our stockholders to recover monetary damages against a director for a breach of fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except in the situations described above. These provisions do not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director’s duty of care.

Our amended and restated bylaws will provide that we will indemnify our directors, officers, employees and other agents against losses that they may incur in investigations and legal proceedings resulting from their services to us. Our amended and restated bylaws will also provide that:

•	we are required to indemnify our directors, officers, employees and other agents to the fullest extent permitted by Delaware law, subject to limited exceptions;

•	we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to limited exceptions; and

•	we may advance expenses, as incurred, to former directors and officers or to our employees and other agents on such terms and conditions as we deem appropriate.

Our amended and restated bylaws will also permit us to purchase insurance on behalf of any director, officer, employee or other agent, regardless of whether Delaware law would permit indemnification.

Transfer agent and registrar

The transfer agent and registrar of our common stock is             .

Shares eligible for future sale

Prior to the offering, there has been no public market for our common stock. Sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could cause the market price of our common stock to fall and could affect our ability to raise capital on terms favorable to us in the future.

Upon completion of the offering, we will have         shares of common stock outstanding, or          shares if the underwriters’ over-allotment option is exercised in full. The shares of common stock sold in the offering will be freely tradable without restriction under the Securities Act unless purchased by our affiliates as that term is defined in Rule 144 under the Securities Act.

The remaining          shares of common stock outstanding will be restricted securities under Rule 144. Restricted securities may be sold in the public market only if the sale is registered or if it qualifies for an exemption from registration, such as under Rule 144 under the Securities Act, which is summarized below. In addition, sales of these securities will be subject to the restrictions on transfer contained in the lock-up agreements described below.

All of our directors and executive officers and the selling stockholders have agreed that they will not, without the prior written consent of the representatives of the underwriters, sell or otherwise dispose of any shares of common stock or options to acquire shares of common stock during the 180-day period after the date of this prospectus. See “Underwriting.”

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately shares immediately after the offering; or

•	the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 with respect to the sale.

Sales under Rule 144 also are subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

Rule 701 permits resales of shares in reliance on Rule 144 but without compliance with specified restrictions of Rule 144. Any of our employees, officers, directors, consultants or advisors who receives shares upon exercise of options granted prior to the offering may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits our affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell those shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares. After the expiration of that 90-day period,          shares subject to outstanding options could be sold under Rule 701.

Stock options

Following the consummation of the offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock reserved for issuance under our stock option plans. Based on the number of shares currently reserved for issuance under the plans, that registration statement would cover up to          shares issuable on exercise of options, of which options to purchase          shares will have been granted as of the date of the offering. The registration statement on Form S-8 will automatically become effective upon filing and will permit the resale of these shares by nonaffiliates in the public market without restriction under the Securities Act, upon completion of the lock-up period described above. Shares registered under the Form S-8 registration statement held by affiliates will be subject to Rule 144 volume limitations.

Registration rights

Under our second amended and restated registration rights agreement, holders of 419,196.77 shares of our common stock have the right to require us to register their shares with the SEC so that those shares may be publicly resold, or to include their shares in any registration statement we file.

At any time after the completion of this offering, the holders of a majority of the shares having registration rights have the right to demand that we file an unlimited number of registration statements, subject to specified exceptions. So long as we meet the eligibility requirements, all such demand registrations will be filed on Form S-3. If we register any securities for public sale, stockholders with registration rights have the right to piggy-back, that is to include their shares in the registration statement. The selling stockholders in this offering have exercised these piggy-back registration rights. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement.

We will pay certain expenses of the selling stockholders, other than underwriting discounts and commissions, relating to all demand registrations filed on Form S-3 and all piggy-back registrations. In addition, we will pay all expenses, other than underwriting discounts and commissions, relating to up to four demand registrations that are filed on forms other than Form S-3.

The registration rights described above will terminate with respect to a holder of shares, when that holder may sell all of its shares under Rule 144, subject to certain exceptions.

Lock-up agreements

We, our directors and executive officers and the selling stockholders have agreed, subject to certain exceptions, not to sell shares of our common stock for a period of 180 days from the date of this prospectus. See “Underwriting.”

U.S. federal tax considerations for non-U.S. holders

The following is a summary of certain U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder (as defined below) as of the date hereof. Except where noted, this summary deals only with a non-U.S. holder that holds our common stock as a capital asset.

For purposes of this summary, a “non-U.S. holder” means a beneficial owner of our common stock that is not any of the following for U.S. federal income tax purposes:

•	a citizen or resident of the U.S.;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if:

•	its administration is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all of its substantial decisions; or

•	it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary is based upon provisions of the Internal Revenue Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income or estate tax consequences different from those summarized below. This summary does not represent a detailed description of the U.S. federal income or estate tax consequences to you in light of your particular circumstances. In addition, it does not represent a description of the U.S. federal income or estate tax consequences to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a “U.S. expatriate,” “controlled foreign corporation,” “passive foreign investment company,” “foreign personal holding company,” “insurance company,” “tax-exempt organization,” “financial institution” or “broker or dealer in securities”). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If an entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding our common stock, or a partner in such a partnership, you should consult your tax advisors.

If you are considering the purchase of our common stock, you are urged to consult your own tax advisers concerning the particular U.S. federal tax consequences to you of the ownership and disposition of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction, including any state, local or foreign income tax consequences.

Dividends

We do not anticipate paying cash dividends on our common stock in the foreseeable future. See “Dividend policy.” If dividends are paid on shares of our common stock, however, such dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by a non-U.S. holder within the U.S. and, where an income tax treaty applies, are attributable to a U.S. permanent establishment of the non-U.S. holder, are not subject to this withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from this withholding tax. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends, will be required to (a) complete Internal Revenue Service Form W-8BEN (or successor form) and certify under penalty of perjury, that such holder is not a U.S. person or (b) if the common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service, or IRS.

Gain on disposition of common stock

A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the U.S. (in which case, for a non-U.S. holder that is a foreign corporation, the branch profits tax described above may also apply), and, where a tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder;

•	in the case of a non-U.S. holder who is an individual and holds the common stock as a capital asset, such holder is present in the U.S. for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes.

We believe we currently are not, and do not anticipate becoming, a “U.S. real property holding corporation” for United States federal income tax purposes. If we are or become a U.S. real property holding corporation, then if our common stock is regularly traded on an established securities market, only a non-U.S. holder who holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than five percent of the common stock will be subject to U.S. federal income tax on the disposition of the common stock.

Federal estate tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information reporting and backup withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld (if any) with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty. In addition, dividends paid to a non-U.S. holder generally will be subject to backup withholding unless applicable certification requirements are met and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code, or such holder otherwise establishes an exemption.

Payment of the proceeds of a sale of our common stock effected by or through a United States office of a broker is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is not a United States person (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or the holder otherwise establishes an exemption. Generally, United States information reporting and backup withholding will not apply to a payment of the proceeds of a sale of our common stock if the transaction is effected outside the United States by or through a non-United States office of a broker. However, if the broker is, for U.S. federal income tax purposes, a United States person, a “controlled foreign corporation,” a foreign person 50% or more of whose gross income from a specified period is effectively connected with a trade or business in the U.S., or a foreign partnership with various connections with the U.S., information reporting, but not backup withholding, will apply unless the broker has documentary evidence in its records that you are a non- U.S. holder and certain other conditions are met, or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

Underwriting

We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc. and Citigroup Global Markets Inc., are acting as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters and the selling stockholders. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of our common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities Inc.

Citigroup Global Markets Inc.

SunTrust Capital Markets, Inc.

Harris Nesbitt Corp.

Total

The underwriters are committed to purchase all the common stock offered if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $          per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $          per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the common stock offered in the offering.

The underwriters have an option to buy up to          additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling stockholders per share of common stock.

The underwriting fee is $         per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares:

	Paid by CHG Healthcare Services, Inc.		Paid by the selling stockholders

	Without over- allotment exercise	With full over- allotment exercise	Without over- allotment exercise	With full over- allotment exercise

Per share	$	$	$	$
Total	$	$	$	$

We will pay the total expenses of the offering, which we estimate, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $            .

We, our directors and executive officers, and the selling stockholders have entered into lock-up agreements with the underwriters prior to the commencement of the offering pursuant to which we and each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of the representatives of the underwriters, (1) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The 180-day restricted period described above will be extended if during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to our Company occurs; or prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period; in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless the representatives of the underwriters waive, in writing, such extension.

We and the selling stockholders have each agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We have applied for listing of our common stock on the Nasdaq National Market under the symbol “CHGH.”

In connection with the offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in the offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in the offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of the offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

Prior to the offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we, the selling stockholders and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of the offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters, us and the selling stockholders.

Neither we, the selling stockholders nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Each underwriter has represented and agreed that (i) it has not offered or sold, and prior to the six months after the date of issue of the common stock will not offer or sell, any shares of common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1955; (ii) it has complied, and will comply, with all applicable provisions of the Financial Services and Markets Act 2000 of Great Britain (“FSMA”) with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom; and (iii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any shares of common stock in circumstances in which section 21(1) of the FSMA does not apply to us.

An affiliate of J.P. Morgan Securities Inc., one of the underwriters, acts as a lender under our credit facility. Since we will use our net proceeds from the offering to reduce the outstanding balance under our credit facility, such affiliate individually may receive over 10% of the net proceeds of the offering. Because such affiliate may receive more than 10% of the entire net proceeds of the offering, J.P. Morgan Securities Inc. may be deemed to have a “conflict of interest” under Rule 2710(h) of the Conduct Rules of the National Association of Securities Dealers, Inc. Accordingly, the offering will be made in compliance with the applicable provisions of Rule 2720 of the Conduct Rules. Rule 2720 requires that the initial public offering price can be no higher than that recommended by a “qualified independent underwriter,” as defined by the National Association of Securities Dealers, Inc. Citigroup Global Markets Inc. will serve in that capacity and has performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus forms a part.

Affiliates of J.P. Morgan Securities Inc. have provided in the past to us and some of the underwriters and their affiliates may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Legal matters

The validity of the issuance of the shares of common stock offered by this prospectus will be passed on for us by King & Spalding LLP, Houston, Texas. Certain legal matters relating to the common stock offered by this prospectus will be passed on by Kirkland & Ellis LLP, New York, New York, as counsel for the underwriters.

Experts

The consolidated financial statements of CHG Healthcare Services, Inc. as of December 31, 2004 and 2005, and for each of the years in the three-year period ended December 31, 2005, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The audited combined financial statements of Foundation Medical Staffing, L.L.C. and Foundation Enterprises, Inc. included in this prospectus have been audited by Cole & Reed P.C., independent registered public accounting firm, as stated in their report appearing elsewhere in this prospectus and in the registration statement, and are included in reliance upon their authority as experts in auditing and accounting.

Where you can find more information

We have filed a registration statement on Form S-1 with the SEC for the common stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete the offering, we will be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F. Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by calling the Public Reference Section of the SEC at 1-800-SEC-0330.

I ndex to financial statements

Page

Consolidated financial statements of CHG Healthcare Services, Inc. and subsidiaries:
Report of independent registered public accounting firm	F1-1
Consolidated balance sheets as of December 31, 2004 and December 31, 2005	F1-2
Consolidated statements of income for the years ended December 31, 2003, 2004 and 2005	F1-3
Consolidated statements of stockholders’ equity (deficit) for the years ended December 31, 2003, 2004 and 2005	F1-4
Consolidated statements of cash flows for the years ended December 31, 2003, 2004 and 2005	F1-5
Notes to consolidated financial statements	F1-6

Combined financial statements of Foundation Medical Staffing, LLC and Foundation Enterprises, Inc.:
Independent auditors’ report	F2-1
Combined balance sheets as of December 31, 2003, 2004 and September 17, 2005	F2-2
Combined statements of income for the years ended December 31, 2003 2004 and September 17, 2005	F2-3
Combined statements of equity for the years ended December 31, 2003, 2004 and September 17, 2005	F2-4
Combined statements of cash flows for the years ended December 31, 2003, 2004 and September 17, 2005	F2-5
Notes to combined financial statements	F2-6

F-1

Report of independent registered public accounting firm

The Board of Directors and Stockholders

CHG Healthcare Services, Inc.:

We have audited the accompanying consolidated balance sheets of CHG Healthcare Services, Inc. and subsidiaries (the Company) as of December 31, 2004 and 2005, and the related consolidated statements of income, stockholders’ equity (deficit), and cash flows for each of the years in the three year-period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CHG Healthcare Services, Inc. and subsidiaries as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the years in the three year-period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/    KPMG LLP

Salt Lake City, Utah

March 23, 2006

F1-1

CHG Healthcare Services, Inc.

Consolidated balance sheets

As of December 31, (in thousands, except share and per share data)	2004	2005

Assets:
Current assets:
Cash and cash equivalents	$11,571	$21,514
Accounts receivable, net of allowance of $1,715 and $1,661, respectively	55,502	61,759
Prepaid expenses and other	4,211	4,954
Deferred income taxes	4,199	4,504

Total current assets	75,483	92,731
Property and equipment, net	4,993	5,130
Deferred income taxes	13,718	18,002
Goodwill	76,444	79,256
Definitive-lived tangibles, net	2,649	720
Other assets	3,224	2,650

Total assets	$176,511	$198,489

Liabilities and stockholders’ equity (deficit):
Current liabilities:
Bank overdraft	$—	$1,181
Accounts payable	6,955	10,498
Accrued compensation and benefits	11,488	14,936
Other accrued liabilities	3,690	6,965
Deferred revenue	2,658	2,787
Current portion of deferred acquisition payable	3,200	3,200
Current portion of long-term debt	11,407	39,271
Current portion of professional liability reserve	4,865	5,369

Total current liabilities	44,263	84,207
Long-term debt, net of current portion	55,116	53,717
Professional liability reserve, net of current portion	33,552	47,061
Deferred acquisition payable, net of current portion	6,279	3,157
Other liabilities	1,576	1,435

Total liabilities	140,786	189,577

Commitments and contingencies (note 7)

Common stock and options subject to redemption	17,343	20,847

Stockholders’ equity (deficit):
Common stock, $0.01 par value. Authorized 1,000,000 shares; issued and outstanding 428,750 and 428,873 shares, respectively	4	4
Additional paid-in capital	19,386	—
Deferred stock-based compensation	(2,162)	(1,672)
Retained earnings (deficit)	1,154	(10,267)

Total stockholders’ equity (deficit)	18,382	(11,935)

Total liabilities and stockholders’ equity (deficit)	$176,511	$198,489

See accompanying notes to consolidated financial statements.

F1-2

CHG Healthcare Services, Inc.

Consolidated statements of income

Year ended December 31, (in thousands, except share and per share data)	2003	2004	2005

Revenue	$286,431	$381,414	$405,209
Cost of services	196,823	269,378	291,611

Gross profit	89,608	112,036	113,598

Operating expenses:
Selling, general and administrative	66,254	78,685	82,831
Depreciation and amortization	1,922	4,327	4,607
Special bonus	—	2,485	5,424

Income from operations	21,432	26,539	20,736
Interest expense, net	1,291	4,044	6,374

Income from continuing operations before income taxes	20,141	22,495	14,362
Provision for income taxes	8,490	10,298	7,068

Income from continuing operations	11,651	12,197	7,294
Discontinued operations, net of income taxes	(9)	—	—

Net income	11,642	12,197	7,294
Preferred stock dividends	(1,117)	(1,012)	—

Net income attributable to common stockholders	$10,525	$11,185	$7,294

Basic earnings per common share:
Income from continuing operations	$25.58	$26.11	$17.01
Discontinued operations	(0.02)	—	—

Net income attributable to common stockholders	$25.56	$26.11	$17.01

Diluted earnings per common share:
Income from continuing operations	$24.20	$24.62	$15.85
Discontinued operations	(0.02)	—	—

Net income attributable to common stockholders	$24.18	$24.62	$15.85

Weighted average number of common shares:
Basic	411,849	428,382	428,751
Diluted	438,199	454,379	460,306

See accompanying notes to consolidated financial statements.

F1-3

CHG Healthcare Services, Inc.

Consolidated statements of stockholders’ equity (deficit)

(in thousands, except share and per share data)			Additional paid-in capital	Deferred stock-based compensation	Retained earnings (deficit)	Total
	Common stock
	Shares	Amount

Balance at December 31, 2002	366,846	$ 4	$ 1,474	$ —	$ 1,512	$ 2,990
Redeemable preferred stock dividends	—	—	—	—	(1,117)	(1,117)
Issuance of common stock	53,572	—	12,904	—	—	12,904
Exercise of common stock warrants	7,458	—	1,806	—	—	1,806
Deferred stock-based compensation	—	—	2,938	(2,652)	—	286
Change in fair value of common stock and options subject to redemption	—	—	—	—	(2,047)	(2,047)
Net income	—	—	—	—	11,642	11,642

Balance at December 31, 2003	427,876	4	19,122	(2,652)	9,990	26,464
Redeemable preferred stock dividends	—	—	—	—	(1,012)	(1,012)
Issuance of common stock	874	—	264	—	—	264
Cash dividend on common stock $37.31 per share	—	—	—	—	(15,997)	(15,997)
Amortization of stock-based compensation	—	—	—	490	—	490
Change in fair value of common stock and options subject to redemption	—	—	—	—	(4,024)	(4,024)
Net income	—	—	—	—	12,197	12,197

Balance at December 31, 2004	428,750	4	19,386	(2,162)	1,154	18,382
Cash dividend on common stock, $80.81 per share	—	—	(19,386)	—	(15,261)	(34,647)
Issuance of common stock	123	—	50	—	—	50
Amortization of stock-based compensation	—	—	—	490	—	490
Change in fair value of common stock and options subject to redemption	—	—	(50)	—	(3,454)	(3,504)
Net income	—	—	—	—	7,294	7,294

Balance at December 31, 2005	428,873	$ 4	$ —	$(1,672)	$(10,267)	$(11,935)

See accompanying notes to consolidated financial statements.

F1-4

CHG Healthcare Services, Inc.

Consolidated statements of cash flows

Year ended December 31, (in thousands)	2003	2004	2005

Cash flows from operating activities:
Net income	$11,642	$12,197	$7,294
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,922	4,327	4,607
Amortization and write off of deferred financing costs	320	829	980
Amortization of deferred stock-based compensation	286	490	490
Non-cash interest expense	261	103	78
Provision for doubtful accounts	827	879	643
Deferred income taxes	(4,377)	(3,496)	(4,589)
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(3,502)	(4,215)	(5,381)
Prepaid expenses and other	457	(2,456)	(640)
Other assets	(25)	798	15
Accounts payable	(1,199)	404	3,485
Accrued compensation and benefits	(1,437)	(915)	3,071
Other liabilities	2,292	538	3,134
Deferred revenue	559	(33)	129
Professional liability reserve	12,731	11,930	14,013

Net cash provided by operating activities	20,757	21,380	27,329

Cash flows from investing activities:
Cash used for acquisitions	(666)	(61,003)	(4,593)
Purchases of property and equipment	(2,195)	(2,904)	(2,222)
Proceeds from sale of discontinued operations	975	—	—

Net cash used in investing activities	(1,886)	(63,907)	(6,815)

Cash flows from financing activities:
Bank overdraft	—	—	1,181
Issuance of long-term debt	—	70,000	42,500
Principal payments on long-term debt	(17,055)	(3,509)	(16,035)
Payment of acquisition payable	—	—	(3,200)
Proceeds from issuance of common stock	12,904	264	50
Proceeds from issuance of redeemable preferred stock	2,026	36	—
Redemption of preferred stock	—	(16,574)	—
Proceeds from note receivable from officer	27	—	—
Payment of deferred financing costs	—	(3,630)	(420)
Cash dividends paid on common stock	—	(15,997)	(34,647)

Net cash provided by (used in) financing activities	(2,098)	30,590	(10,571)

Net change in cash and cash equivalents	16,773	(11,937)	9,943
Cash and cash equivalents, beginning of year	6,735	23,508	11,571

Cash and cash equivalents, end of year	$23,508	$11,571	$21,514

Supplemental cash flow information:
Cash paid for interest	$734	$2,838	$4,958
Cash paid for income taxes	11,456	13,973	9,314

Supplemental investing and financing information:
Redeemable preferred stock dividends	$1,117	$1,012	$—
Exercise of common stock warrants	1,806	—	—
Deferred stock-based compensation	2,938	—	—

Acquisitions (note 4):
Fair value of assets acquired	—	76,495	5,028
Liabilities assumed	—	(5,450)	(435)
Deferred acquisition payable	—	(9,376)	—

Net purchase price consideration	$—	$61,669	$4,593

See accompanying notes to consolidated financial statements.

F1-5

CHG Healthcare Services, Inc.

Notes to consolidated financial statements

1. Organization and summary of significant accounting policies

CHG Healthcare Services, Inc., a Delaware corporation, together with its subsidiaries (collectively, the Company) is a leading nationwide provider of temporary physician staffing services in the United States. The Company also is a leading nationwide provider of temporary allied health and travel nurse staffing services and permanent placement of physicians and other healthcare professionals.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of CHG Healthcare Services, Inc. and its wholly owned subsidiary, CHG Companies, Inc. CHG Companies, Inc. has three wholly owned subsidiaries; CHG Medical Staffing, Inc., CompHealth Associates, Inc. and CHG Management, Inc. CompHealth Associates, Inc. has one wholly owned subsidiary, Weatherby Locums, Inc. All intercompany balances and transactions have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash equivalents

Cash equivalents consist of money market funds of $21,507,000 as of December 31, 2005. The Company considers its highly liquid investments purchased with original maturities to the Company of three months or less to be cash equivalents.

Accounts receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts represents the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company periodically reviews the adequacy of its allowance for doubtful accounts based on a review of individual accounts and historical collection and write off experience. The Company does not have off-balance-sheet credit exposure related to its customers. Allowances for doubtful accounts were as follows:

Year ended December 31,
(in thousands)	2003	2004	2005

Beginning of year balance	$1,372	$1,448	$1,715
Current year provision	827	879	643
Write-offs, net	(751)	(612)	(697)

End of year balance	$1,448	$1,715	$1,661

F1-6

CHG Healthcare Services, Inc.

Notes to consolidated financial statements (continued)

Concentration of credit risk

The Company extends credit to its customers based on the evaluation of each customer’s financial condition and collateral is generally not required. The Company believes that credit risk associated with accounts receivable is minimized due to the large number of customers and geographical dispersion of its customer base. Credit losses have been within management’s expectations.

Credit risk with respect to accounts receivable may be concentrated due to the large number of temporary and permanent placements with major healthcare systems in any particular reporting period. At December 31, 2004 and 2005, approximately 17% and 14%, respectively, of total receivables are due from three customers, which are major healthcare systems. No single customer exceeded 10% of revenue for the years ended December 31, 2003, 2004 and 2005.

The Company’s cash and cash equivalents are financial instruments that are exposed to concentrations of credit risk. The Company invests its cash with high credit quality federally insured institutions. Cash balances with any one institution may be in excess of federally insured limits or may be invested in a nonfederally insured money-market account. The Company has not realized any losses in such cash investments or accounts and believes it is not exposed to any significant credit risk.

Property and equipment

Property and equipment are recorded at cost. Additions and improvements are capitalized and maintenance and repairs are charged to expense as incurred. Property and equipment are depreciated on a straight-line basis over their estimated useful lives; three to five years for office equipment and three years for software. Leasehold improvements are recorded at cost and amortized over the shorter of the lease term or the estimated useful life of the improvements.

Impairment of long-lived assets

Long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Goodwill

Goodwill is not amortized but is tested for impairment annually or more often if events or circumstances indicate a potential impairment exists. Goodwill is tested for impairment using a two-step process. The first step of the goodwill impairment test, used to identify potential impairment, compares the estimated fair value of the reporting unit containing goodwill with the related carrying amount. If the estimated fair value of the reporting unit exceeds its carrying amount, the reporting unit’s goodwill is not considered to be impaired and the second step of

F1-7

CHG Healthcare Services, Inc.

Notes to consolidated financial statements (continued)

the impairment test is unnecessary. If the reporting unit’s carrying amount exceeds its estimated fair value, the second step test must be performed to measure the amount of the goodwill impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill, determined in the same manner as the amount of goodwill recognized in a business combination, with the carrying amount of the goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

The Company has four reporting units consistent with the nature of its operations, which all have goodwill. As of December 31, 2005, goodwill attributable to the locum tenens, travel nurse staffing, allied health staffing and permanent placement reporting units was $2,023,000, $62,888,000, $555,000 and $13,790,000, respectively. The Company has three reportable segments: locum tenens staffing, other healthcare staffing and permanent placement (see note 14).

The fair value of the reporting units was determined using a combination of the income approach and the market approach. Under the income approach, the fair value of a reporting unit is calculated based on the present value of estimated future net cash flows. Under the market approach, fair value is estimated based on market multiples of earnings or similar measures for comparable companies.

Based on the results of its annual impairment test as of the end of the third quarter, the Company determined that no impairment of goodwill existed. However, future goodwill impairment tests could result in a charge to earnings. The Company will continue to evaluate goodwill on an annual basis as of the end of the third quarter, and whenever events and changes in circumstances indicate that there may be a potential impairment.

Deferred financing costs

Deferred financing costs are amortized to interest expense over the period of the underlying indebtedness using the effective interest rate method. As of December 31, 2004 and 2005, the unamortized balance of deferred financing costs was $2,878,000 and $2,346,000, respectively, and is included in other assets.

Fair value of financial instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates their respective fair values due to the short-term nature and liquidity of these financial instruments. The carrying amount of long-term debt approximates its fair value due to bearing terms that are comparable to those available under current market conditions. The fair value of the long-term portion of the Company’s professional liability reserve is reported on an undiscounted basis and it is not practicable to estimate the fair value as the Company cannot reasonably estimate the timing of payments in the future.

F1-8

CHG Healthcare Services, Inc.

Notes to consolidated financial statements (continued)

Professional liability reserve

The Company provides professional liability coverage to physicians and other healthcare professionals while they are working on temporary assignments for us. The coverage provided to each healthcare professional generally has limits of $1,000,000 per occurrence and $3,000,000 per year in the aggregate. For the period from February 1998 through November 1999, the Company provided for a significant portion of its professional liability loss exposures related to its healthcare professionals primarily through the utilization of self-insurance reserves. For the period from November 1999 through February 2002, the Company utilized a fully insured program. Beginning in February 2002, the Company again began providing for a significant portion of its professional liability loss exposures related to its healthcare professionals through utilization of self-insurance reserves. Under the professional liability program for the Company’s healthcare professionals, an insurance company issues certificates of insurance for its customers and healthcare professionals but the Company retains liability for all losses under the program. Under this arrangement, the Company has provided letters of credit to the insurance company to secure its obligation to pay claims under the program.

The Company has purchased third-party excess insurance to cover the cost of claims made against it once a self-insured retention of $1,000,000 per occurrence is exceeded. For the years ended December 31, 2003, 2004 and 2005, this third-party excess insurance will pay up to an aggregate of $25,000,000, $35,000,000 and $35,000,000, respectively, for claims made in each period.

The Company has recorded professional liability reserves for the estimated future cost of claims, including legal and other settlement costs, for which no insurance has been purchased or for which deductible or retentions apply. Professional liability reserves are based upon third-party actuarial calculations and management’s estimates and have been recorded on an undiscounted basis to reflect the projected ultimate liability, including claims incurred but not reported, for amounts not otherwise covered by insurance. Established reserves are necessarily based on estimates and, while management believes that the amounts reserved are adequate, given the magnitude of the claims involved and the length of time until the ultimate cost is known, the use of any estimation technique in this area is inherently sensitive. Accordingly, recorded reserves could differ from ultimate costs related to these claims due to changes in claims payment and settlement practices or claims reserve practices, as well as differences between assumed and future cost increases. The Company continually reviews these estimated reserves and makes adjustments as necessary. Professional liability expense, including any adjustments, is recorded as a component of cost of services in the accompanying consolidated statements of income.

F1-9

CHG Healthcare Services, Inc.

Notes to consolidated financial statements (continued)

For the years ended December 31, 2003, 2004, and 2005, the activity of the professional liability reserve is as follows:

Year ended December 31, (in thousands)	2003	2004	2005

Beginning of year balance	$13,756	$26,487	$38,417
Current year expense	14,967	15,177	19,253
Claim and premium payments	(2,236)	(3,247)	(5,240)

End of year balance	$26,487	$38,417	$52,430

Amount classified as current	2,792	4,865	5,369
Amount classified as long-term	23,695	33,552	47,061

In connection with the existing self-insured program, the Company has outstanding letters of credit in the amounts of $20,500,000 and $27,500,000 as of December 31, 2004 and 2005, respectively.

Health and workers compensation self-insurance reserves

The Company has recorded health insurance reserves for incurred, but not reported, claims arising from self-insured health benefits provided to the Company’s temporary healthcare professionals and staff employees. The self-insured health insurance claims are subject to a stop loss of $150,000 per occurrence. Accrued health insurance reserves are based upon historical experience related to both health insurance claims and payments, information provided by the third party administrator and actuarial calculations. As of December 31, 2004 and 2005, the accrued health insurance balance was $1,694,000 and $2,888,000, respectively and is included in accrued compensation and benefits.

The Company has recorded workers compensation reserves for incurred, but not reported, claims arising from self-insured workers compensation benefits provided to the Company’s temporary healthcare professionals and staff employees. The self-insured workers compensation claims are subject to a stop loss of $250,000 per occurrence. Accrued workers compensation reserves are based upon historical trends and experience, loss reserves established by the Companies insurance carriers and actuarial calculations. As of December 31, 2004 and 2005, the accrued workers compensation balance was $732,000 and $1,086,000, respectively and is included in accrued compensation and benefits.

The workers’ compensation insurance carrier requires the Company to prepay amounts to fund future payment of claims. These funds are maintained by the insurance carrier. The Company had approximately $683,000 and $1,315,000 recorded as prepaid workers’ compensation expense included in other current assets at December 31, 2004 and 2005, respectively.

Revenue recognition

Revenue consists of amounts earned from the temporary staffing and permanent placement of healthcare professionals. Revenue is recognized when the following criteria have been met: (1) persuasive evidence of an arrangement exists; (2) services have been rendered; (3) the amount is fixed or determinable; and (4) collectibility is reasonably assured.

F1-10

CHG Healthcare Services, Inc.

Notes to consolidated financial statements (continued)

For temporary staffing services, revenue recognition occurs in the period the services are provided by the healthcare professionals. Reimbursements received for out-of-pocket expenses incurred are included as revenue.

A majority of permanent placement assignments are performed on a contingency basis wherein the Company is compensated only upon the successful placement of a candidate. Under these assignments, the Company typically offers a guarantee period of 90 days from the candidate’s start date in which the Company will seek to provide a replacement at no additional charge or may elect to refund the amount previously paid by the customer. Revenue for contingency placement assignments is recognized when a candidate begins employment with the customer, net of an allowance for estimated replacements and refunds. As of December 31, 2004 and 2005, the allowance for estimated replacements and refunds was $266,000 and $254,000, respectively, which is included in other accrued liabilities.

Certain permanent placement assignments provide for nonrefundable fees that are not contingent upon the placement of a candidate. Revenue for these arrangements, which were less than 1% of total revenues in each of the years ended December 31, 2003, 2004 and 2005, are recognized on a straight-line basis over the service period.

Cost of services

Cost of services are comprised primarily of compensation and benefits, professional liability insurance, travel and housing and other out-of-pocket costs paid to or expended on behalf of temporary healthcare professionals on assignment.

Advertising

The Company expenses the cost of advertising when incurred. For the years ended December 31, 2003, 2004 and 2005, advertising expenses were $4,707,000, $5,455,000 and $4,954,000, respectively.

Income taxes

The Company recognizes deferred income tax assets or liabilities for expected future income tax consequences of events that have been recognized in the financial statements or income tax returns. Under this method, deferred income tax assets or liabilities are determined based upon the difference between the financial statement and income tax basis of assets and liabilities using enacted tax rates expected to apply when differences are expected to be settled or realized. A valuation allowance is provided against deferred tax assets where it is more likely than not that all or some portion of the deferred tax assets will not be realized.

Stock-based compensation

The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including Financial Accounting Standard Board (FASB) Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB

F1-11

CHG Healthcare Services, Inc.

Notes to consolidated financial statements (continued)

Opinion No. 25, to account for its employee stock options. Under this method, compensation expense is recorded on the date of grant only if the estimated market value of the underlying stock at the date of grant exceeds the exercise price. FASB Statement No. 123, Accounting for Stock-Based Compensation and FASB Statement No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by existing accounting standards, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of FASB Statement No. 123 and FASB Statement No. 148.

Pro forma information has been determined as if the Company had accounted for its employee stock options under the fair-value-based method. The weighted average per share fair value of the options granted during 2003, 2004 and 2005 was $186.88, $221.51 and $337.15, respectively. The fair value of options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions:

Year ended December 31,	2003	2004	2005

Expected life	6.6 years	10 years	10 years
Risk-free interest rate	2.90%	4.21%	4.21%
Volatility	60%	60%	60%
Dividend yield	—	—	—

Had compensation expense been determined in accordance with FASB Statement No. 123, the Company’s results would have been the following:

Year ended December 31,
(in thousands, except per share data)	2003	2004	2005

Net income attributable to common stockholders, as reported	$ 10,525	$ 11,185	$ 7,294
Add stock-based compensation, net of income taxes	176	301	301
Deduct stock-based compensation under fair-value method, net of income taxes	(311)	(580)	(580)

Net income attributable to common stockholders, pro forma	$ 10,390	$ 10,906	$ 7,015

Basic earnings per share:
As reported	$ 25.56	$ 26.11	$ 17.01
Pro forma	25.23	25.46	16.36
Diluted earnings per share:
As reported	24.18	24.62	15.85
Pro forma	23.96	24.10	15.29

Certain options contain repurchase features that allow the Company to repurchase shares from the employees under certain circumstances, including their voluntary termination, at the lesser of fair value or the original exercise price (see note 10). These repurchase features, which remain in effect until the consummation of an initial public offering, result in a contingent vesting period. Accordingly, under FASB Statement No. 123, no compensation cost for these options will be

F1-12

CHG Healthcare Services, Inc.

Notes to consolidated financial statements (continued)

recorded until the vesting period is no longer contingent. See”—Recent accounting pronouncements” below.

Comprehensive income

FASB Statement No. 130, Comprehensive Income, requires that an enterprise: (a) classify items of other comprehensive income by their nature in the financial statements; and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. The items of other comprehensive income that are typically required to be displayed are foreign currency items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. There are no other components of comprehensive income or loss other than the Company’s consolidated net income for the years ended December 31, 2003, 2004 and 2005.

Recent accounting pronouncements

In December 2004, the FASB issued FASB Statement No. 123R (revised 2004), Share-Based Payment, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. The statement is a revision to FASB Statement No. 123 and supersedes APB Opinion No. 25 and its related implementation guidance. This statement requires that all share-based payments to employees be recognized in the financial statements based on the grant-date fair value of the employee stock awards. The pro forma disclosures previously permitted under FASB Statement No. 123 no longer will be an alternative to financial statement recognition. This Statement will be effective for the Company as of January 1, 2006. Upon adoption the Company will use the modified prospective transition method. Under this method, fair value based compensation expense on unvested equity-classified awards will be recorded in the financial statements beginning in the first quarter of 2006. Also, upon adoption, the Company will eliminate the deferred stock-based compensation of $1,672,000, that was determined under APB Opinion No. 25 against additional paid-in capital. As of December 31, 2005, total fair-value based compensation expense, before the effect of income taxes, on unvested equity-classified awards was $4,700,000 of which $3,000,000 will only be recorded upon the consummation of an initial public offering.

In December 2004, the FASB issued FASB Statement No. 153, Exchanges of Nonmonetary Assets, an Amendment of APB Opinion No. 29. FASB Statement No. 153 amends APB Opinion No. 29, which is based upon the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged, by eliminating the exception to fair value accounting for nonmonetary exchanges of similar productive assets and replacing it with a general exception to fair value accounting for nonmonetary exchanges that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FASB Statement No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not believe that the requirements of this statement will have a material impact upon the consolidated financial statements.

F1-13

CHG Healthcare Services, Inc.

Notes to consolidated financial statements (continued)

In May 2005, the FASB issued FASB Statement No. 154, Accounting Changes and Error Corrections, which replaces Accounting Principle Board Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. FASB No. 154 changes the requirements for the accounting for and reporting of changes in accounting principles, requiring retrospective application to prior periods’ financial statements, unless it is impracticable to do so. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not believe that the requirements of this statement will have a material impact upon the consolidated financial statements.

2. Property and equipment

Property and equipment consisted of the following:

Year ended December 31, (in thousands)	2004	2005

Office equipment	$12,668	$13,890
Software	2,858	3,642
Leasehold improvements	1,317	1,397

	16,843	18,929
Accumulated depreciation and amortization	(11,850)	(13,799)

	$4,993	$5,130

3. Accrued compensation and benefits

Accrued compensation and benefits consisted of the following:

Year ended December 31, (in thousands)	2004	2005

Accrued salaries	$ 2,428	$ 1,958
Accrued commissions and bonuses	4,626	5,736
Accrued health insurance	1,694	2,888
Accrued workers compensation	732	1,086
Other	2,008	3,268

	$11,488	$14,936

F1-14

CHG Healthcare Services, Inc.

Notes to consolidated financial statements (continued)

4. Goodwill and definite-lived intangibles

Definite-lived intangibles consisted of the following:

Year ended December 31, (in thousands)	2004	2005

Client relationships	$3,900	$4,050
Trade names	1,500	1,740
Noncompete agreements	700	890

	6,100	6,680
Accumulated amortization:
Client relationships	(2,334)	(3,810)
Trade names	(796)	(1,469)
Noncompete agreements	(321)	(681)

	$2,649	$720

Definite-lived intangible assets totaling $4,800,000 and $580,000 were acquired in 2004 and 2005 through the acquisition of substantially all of the assets of RN Network, Inc. (RN Network) and Foundation Medical Staffing, LLC and Foundation Enterprises, Inc. (collectively, FMS), respectively (see note 5). Trade names and noncompete agreements are amortized using straight-line methods and client relationships are amortized using straight-line and accelerated methods. The range of remaining estimated useful lives and weighted-average amortization period for the definite-lived intangibles at December 31, 2005 were as follows:

Category	Range of remaining estimated useful lives	Weighted average amortization period

Client relationships	1 to 6 years	2.2 years
Trade names	1 to 3 years	2.2 years
Noncompete agreements	1 to 5 years	2.6 years

Amortization expense for the years ended December 31, 2003, 2004, and 2005 was $220,000, $2,420,000, and $2,510,000, respectively. Future amortization expense for definite-lived intangible assets is as follows as of December 31, 2005:

Year ending December 31, (in thousands)

2006	$373
2007	149
2008	113
2009	48
2010	33
Thereafter	4

$720

As of December 31, 2004 and 2005, the Company had goodwill of $76,444,000 and $79,256,000 respectively, which resulted from various business combinations (see note 5).

F1-15

CHG Healthcare Services, Inc.

Notes to consolidated financial statements (continued)

5. Business combinations

On January 29, 2004, the Company acquired substantially all of the net assets of RN Network. The results of RN Network’s operations have been included in the consolidated financial statements since that date. RN Network is a healthcare staffing company specializing in travel nurse staffing. This acquisition allowed the Company to expand its current service offerings to include travel nurse staffing.

The purchase price was comprised of $61,669,000 of cash, including direct acquisition costs of $425,000, and a $9,376,000 deferred acquisition payable. The $9,376,000 deferred acquisition payable represents the total amount payable of $9,600,000, discounted to its net present value. The deferred acquisition payable does not bear interest and is due in equal annual installments over a three-year period beginning with the first anniversary of the closing. The liability for the deferred acquisition payable at December 31, 2004 and 2005 was $9,479,000 and $6,357,000, respectively.

The purchase price has been allocated to assets acquired and liabilities assumed based on estimates of fair value at the date of acquisition. Other identifiable intangible assets were valued at $4,800,000, of which $700,000 was assigned to non-competition agreements, $2,800,000 was assigned to customer contracts and $1,300,000 was assigned to trade names. Approximately $60,076,000 has been recorded to goodwill as the excess of the purchase price over the fair value of net tangible and intangible assets acquired, all of which is deductible for federal income tax purposes.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition of RN Network:

(in thousands)

Accounts receivable, net	$10,988
Other current assets	363
Property and equipment	268
Intangible assets	4,800
Goodwill	60,076

Total assets acquired	76,495

Accounts payable	921
Accrued compensation and benefits	3,991
Other current liabilities	538

Total liabilities assumed	5,450

Net assets acquired	$71,045

On September 19, 2005, the Company acquired substantially all of the net assets of FMS. The results of FMS’s operations have been included in the consolidated financial statements since that date. FMS is a healthcare staffing company specializing in travel staffing services for dialysis nurses and rehabilitation therapists. This acquisition further expanded the Company’s travel nurse staffing service offerings.

F1-16

CHG Healthcare Services, Inc.

Notes to consolidated financial statements (continued)

The purchase price was comprised of $4,593,000 of cash, including direct acquisition costs of $93,000, and contingent payments of up to $5,200,000 based on the financial performance of the business in 2006, which is not contingent on the continued employment of the former owner. This consideration, to the extent paid, will be recorded as additional purchase consideration and will increase the amount of goodwill, except for up to $560,000 which may be paid as a bonus to certain key employees. In addition, $300,000 will be paid in January 2007 based on the former owners continued employment with the Company though 2006 and is being recorded as additional compensation expense through December 2006.

The purchase price has been allocated to assets acquired and liabilities assumed based on estimates of fair value at the date of acquisition. Other identifiable intangible assets were valued at $580,000, of which $190,000 was assigned to non-competition agreements, $150,000 was assigned to customer contracts and $240,000 was assigned to trade names. Approximately $2,813,000 has been recorded to goodwill as the excess of the purchase price over the fair value of net tangible and intangible assets acquired, all of which is deductible for federal income tax purposes.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition of FMS:

(in thousands)

Accounts receivable, net	$1,519
Prepaid expenses and other current assets	103
Property and equipment	13
Intangible assets	580
Goodwill	2,813

Total assets acquired	5,028

Accounts payable	58
Accrued compensation and benefits	377

Total liabilities assumed	435

Net assets acquired	$4,593

F1-17

CHG Healthcare Services, Inc.

Notes to consolidated financial statements (continued)

The following unaudited pro forma consolidated results of operations have been prepared as if the acquisitions had occurred at the beginning of fiscal 2003 for RN Network and at the beginning of fiscal 2004 for FMS. The pro forma financial information gives effect to certain adjustments, including amortization of intangible assets, incremental interest expense on term loan borrowings used to fund the acquisitions and income taxes. The pro forma financial information is not necessarily indicative of the operating results that would have occurred had the acquisitions been consummated as of the beginning of the periods, nor are they indicative of future operating results.

Year ended December 31, (in thousands, except per share data)	2003	2004	2005

Revenue	$387,463	$394,898	$412,401
Net income	11,192	12,739	8,655
Earnings per common share:
Basic	$24.46	$27.38	$20.19
Diluted	23.15	25.81	18.80

6. Long-term debt

Long-term debt consists of the following:

Year ended December 31, (in thousands)	2004	2005

Credit facility:
Revolving credit line, interest at LIBOR plus 3.25% or base rate plus 2.25%, due January 2009	$—	$20,500
Term loan, interest at LIBOR plus 3.25% or base rate plus 2.25%, due in varying quarterly installments through January 2009	66,500	57,488
Term loan, interest at LIBOR plus 3.75% or base rate plus 2.75%, due in varying quarterly installments through January 2009	—	15,000
Other	23	—

Total long-term debt	66,523	92,988
Less current portion	(11,407)	(39,271)

Long-term debt, net of current portion	$55,116	$53,717

The credit facility is comprised of a revolving credit line of $65,000,000 and an $85,000,000 term loan. Availability under the revolving credit line was $10,400,000 at December 31, 2005, which represents the total availability of $65,000,000 less $20,500,000 outstanding under revolving credit draws less $34,100,000 of outstanding letters of credit. Outstanding letters of credit increased $3,500,000 from $30,600,000 at December 31, 2004 to $34,100,000 at December 31, 2005. The portion of outstanding letters of credit associated with the Company’s professional liability program was $20,500,000 at December 31, 2004 and $27,500,000 at December 31, 2005. Outstanding letters of credit supporting deferred payment obligations associated with the Company’s acquisition of RN Network were $9,600,000 at December 31, 2004 and $6,400,000 at December 31, 2005. Borrowings under the credit facility mature in varying quarterly installments through January 2009.

F1-18

CHG Healthcare Services, Inc.

Notes to consolidated financial statements (continued)

The Company is required to pay a fee on the available unused portion of the revolving credit line at varying rates as defined in the credit facility. The weighted average rate as of December 31, 2004 and 2005 was 0.75% and 0.50%, respectively. During the years ended December 31, 2004 and 2005, the fee associated with the unused revolving credit line was $251,000 and $196,000, respectively.

The Company is required to pay a fee on the outstanding letters of credit equal to the applicable margin associated with the revolving credit loans. The weighted average fee on all outstanding letters of credit was 3.25% and 3.02% at December 31, 2004 and 2005, respectively.

The interest rate on outstanding borrowings under the credit facility is either LIBOR plus the applicable margin, or base rate plus the applicable margin as defined in the agreement, as determined by the Company. The base rate is a daily floating rate based upon the greater of a bank’s prime commercial lending rate or the Federal Funds Rate plus 0.50%. LIBOR is either the one, two, three, or six-month LIBOR. The weighted average interest rate of all outstanding borrowings under the credit facility was 5.64% and 6.70% at December 31, 2004 and 2005, respectively.

The Company has pledged its assets and the capital stock of its subsidiaries as security for borrowings under the credit facility. The credit facility contains customary financial covenants. In addition, the terms of the credit facility also limit to stated or determined levels or prohibit the Company’s ability to sell material assets, repurchase our capital stock, acquire the capital stock or assets of another business, pay dividends or make capital expenditures. As of December 31, 2005, the Company was in compliance with these provisions of the credit facility. The credit facility also includes a provision for the prepayment of a portion of the outstanding term loan at any year-end beginning with 2006 if the Company generates excess cash flow (as defined in the agreement).

Future maturities of long-term debt are as follows as of December 31, 2005:

Year ending December 31, (in thousands)

2006	$39,271
2007	18,634
2008	23,500
2009	11,583

$92,988

F1-19

CHG Healthcare Services, Inc.

Notes to consolidated financial statements (continued)

The components of interest expense, net are as follows:

Year ended December 31, (in thousands)	2003	2004	2005

Interest expense	$749	$3,157	$5,622
Amortization of deferred financing costs	176	752	980
Write-off of deferred financing costs	144	77	—
Amortization of discount related to deferred acquisition payable	—	103	78
Amortization and interest expense related to redeemable warrants	261	—	—
Interest income	(39)	(45)	(306)

	$1,291	$4,044	$6,374

In March 2000, in connection with a credit facility, the Company issued redeemable warrants for the purchase of 3,443 shares of common stock of the Company and agreed to issue additional warrants on a monthly basis through February 2004. In June 2003, the holder exercised these warrants and the Company issued 7,458 shares of common stock. As of the exercise date, the fair value of the warrants of $1,806,000, previously classified as a liability, was reclassified as stockholders’ equity. The fair value of the redeemable warrants was recorded at the issuance dates as a debt discount and amortized to interest expense over the estimated term of the underlying debt. Changes in the fair value of the warrants were recorded as additional interest expense.

7. Commitments and contingencies

Operating leases

The Company leases office space and equipment under noncancelable operating leases. Certain leases contain rent escalation clauses that require higher rental payments in later years. Leases may also contain rent holidays, or free rents during the lease term. Lease expense is recognized on a straight-line basis over the lease term. Certain leases provide for tenant improvement allowances for leasehold improvements. The allowances are recorded as a deferred rent credit and reduce rent expense on a straight-line basis over the initial term of the lease. Leasehold improvements related to these allowances are recorded as assets and amortized over the shorter of the estimate useful life of the assets or the initial term of the lease. Total lease expense, which includes minimum payments and other common area maintenance charges, was approximately $3,076,000, $3,716,000, and $4,168,000 for the years ended December 31, 2003, 2004, and 2005, respectively.

F1-20

CHG Healthcare Services, Inc.

Notes to consolidated financial statements (continued)

Future minimum payments required under noncancelable operating leases that have an initial or remaining noncancelable lease term in excess of one year at December 31, 2005 are as follows:

Year ending December 31, (in thousands)

2006	$4,068
2007	3,364
2008	4,747
2009	5,029
2010	5,025
Thereafter	21,001

$43,234

Legal matters

The Company is involved in various legal proceedings, which arise from time to time in connection with the conduct of the Company’s business. In the opinion of management, such proceedings will not have a material adverse effect on the Company’s results of operations, financial position or liquidity.

8. Related party transactions

During 2003, the Company was party to a master agreement pursuant to which the Company was the exclusive temporary healthcare staffing provider of services to facilities operated by a minority stockholder. The minority stockholder sold its entire ownership interest in the Company to new investors in 2003. Revenue associated with these services totaled $287,000 for the year ended December 31, 2003.

In May 2003, the Company loaned an executive of the Company $65,000 in exchange for a note receivable. The note receivable was repaid during 2004.

In December 2005, the Company issued 123 shares of common stock to an employee of the Company for total cash proceeds of $50,000.

9. Redeemable preferred stock and common stock

In October 2004, the Company redeemed all of its outstanding redeemable preferred stock for $16,574,000 in cash, which included $5,419,000 in accumulated dividends. This preferred stock had a liquidation value of $1,000 per share plus dividends at an annual rate of 8%. The holders of the preferred stock were not entitled to vote on any matter, other than on certain matters related to their rights as holders of preferred stock. For the years ended December 31, 2003 and 2004, the Company recorded preferred stock dividends of $1,117,000 and $1,012,000, respectively.

In March 2003, the Company issued 53,572 shares of common stock and 2,026 shares of preferred stock to existing stockholders of the Company for total proceeds of approximately $14,930,000 of

F1-21

CHG Healthcare Services, Inc.

Notes to consolidated financial statements (continued)

which $2,026,000 was allocated to preferred and $12,904,000 was allocated to common stock based on their fair values. Also in March 2003, two minority stockholders sold all or a portion of their ownership interest in the Company, consisting of common and preferred stock to new and existing investors for the same valuations as the Company’s issuance of new shares in March 2003.

In June 2004, the Company issued 874 shares of common stock and 36 shares of preferred stock to an existing stockholder of the Company for total proceeds of approximately $300,000 of which $36,000 was allocated to preferred stock and $264,000 was allocated to common stock based on their fair values.

In October 2004 and 2005, the Company declared and distributed common stock dividends of $15,997,000 and $34,647,000, respectively. The dividend payment of $37.31 per share and $80.81 per share were made to all common stockholders of record as of October 29, 2004 and October 21, 2005, respectively. The Company made bonus payments to all holders of common stock options and recorded special bonus expense, inclusive of related payroll taxes, in the amounts of $2,485,000 and $5,424,000 in October 2004 and 2005, respectively.

Stock option agreements with two executives require the Company to repurchase the underlying mature shares (shares held by the executives for more than six months) at fair value in the event the executive is terminated for any reason other than for cause. The repurchase feature expires upon an initial public offering. As of December 31, 2004 and 2005 common shares owned by these executives totaling 22,301 are subject to repurchase outside of the sole control of the Company. In addition at December 31, 2004 and 2005, these executives held options to purchase 36,693 shares of common stock, at a weighted average exercise price of $67.43 per share, (see note 10). Accordingly, the fair value of these shares and the intrinsic value of the stock options is classified outside of stockholders’ equity (deficit) as common stock and options subject to redemption in the accompanying consolidated financial statements. Upon the completion of an initial public offering this amount will be reclassified to stockholders’ equity.

Stock option agreements with other employees and directors permit, but do not require, the Company to repurchase underlying mature shares (see note 10). The repurchase features expire upon an initial public offering. As of December 31, 2004 and 2005, common shares, owned by employees and a director totaled 1,222.

F1-22

CHG Healthcare Services, Inc.

Notes to consolidated financial statements (continued)

10. Stock options

The Company has stock option plans, which provide for the grant of options to directors, officers and other key employees to purchase common stock. The Company’s board of directors administers the plans. Options may be granted as incentive stock options or nonqualified stock options and become exercisable at such time as the board of directors shall determine. The term of the options is determined by the board of directors and cannot exceed ten years from the date of grant. The plans authorize the issuance of 107,075 shares of common stock. As of December 31, 2004 and 2005, 11,621 and 12,765 shares were available for future grants under the plans, respectively.

A summary of the stock option activity is as follows:

Year ended December 31,	2003		2004		2005
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price

Outstanding at beginning of year	51,294	$27.46	68,240	$80.79	71,931	$92.32
Granted	16,946	242.19	3,691	305.48	908	465.00
Forfeited	—	—	—	—	(2,052)	222.10

Outstanding at end of year	68,240	80.79	71,931	92.32	70,787	93.33
Options exercisable at end of year	48,037	16.60	54,023	39.71	58,950	58.05

The following table summarizes options outstanding and exercisable as of December 31, 2005.

	Options outstanding
Exercise price	Options outstanding	Weighted average remaining contractual life (years)	Options exercisable

$ 2.73	44,296	3.2	44,296
126.60	908	5.4	908
193.20 – 242.19	22,054	6.9	13,091
307.00	2,621	8.8	655
465.00	908	9.6	—

	70,787	4.7	58,950

As of December 31, 2005, the following outstanding options to key executives, directors and other employees contained various repurchase features as further described below:

	Options outstanding	Options exercisable	Weighted average exercise price

Key executives	36,693	31,736	$67.43
Directors	1,194	597	242.19
Employees	32,900	26,617	116.82

Total	70,787	58,950	93.33

F1-23

CHG Healthcare Services, Inc.

Notes to consolidated financial statements (continued)

All stock options issued to directors vest in equal amounts over three years. All other stock options vest in equal amounts over four years.

Key executive option agreements require the Company to repurchase any mature shares at fair value if the key executive is terminated without cause or the executive voluntarily terminates. If the executive is terminated for cause, the repurchase price is the lower of fair value or original exercise price. In addition, 50% of the unvested options accelerate in the event of a qualified public offering and 100% vest upon a change in control.

Director options permit, but do not require, the Company to repurchase any mature shares at fair value upon termination of directorship.

Employee options permit, but do not require, the Company to repurchase mature shares at the lower of the fair value or the original exercise price if the employee voluntarily terminates or is terminated with cause. If the employee is terminated without cause, the Company may repurchase the mature shares at fair value.

The repurchase features of all stock option agreements expire upon the consummation of an initial public offering.

In accordance with APB Opinion No. 25 and related interpretations, the other than fair value repurchase features contained in the employee options are considered to be contingent vesting features that delay the measurement of compensation cost until the repurchase features terminate or the Company chooses not to repurchase the shares upon a termination event. Such options will not vest prior to the Company’s required adoption of FASB Statement No. 123R (see note 1—stock-based compensation and recent accounting pronouncements).

In May 2003, the Company modified previously issued stock options of one employee, to allow for the expiration of this employee’s repurchase feature upon the employee reaching retirement age, which was six years from the date of modification. Accordingly, this modification resulted in a measurement date under APB Opinion No. 25. In connection with the modification, the Company recorded $2,938,000 of deferred stock-based compensation, which is being amortized over the six-year implied vesting period. For the years ended December 31, 2003, 2004 and 2005, the Company amortized $286,000, $490,000, and $490,000, respectively, of the total deferred stock-based compensation. Upon the adoption of FASB Statement No. 123R on January 1, 2006, the Company will cease the amortization of this expense and will record fair-value based expense for the remaining unvested options.

F1-24

CHG Healthcare Services, Inc.

Notes to consolidated financial statements (continued)

11. Income taxes

The provision for income taxes related to income from continuing operations consists of the following:

Year ended December 31,
(in thousands)	2003	2004	2005

Current:
Federal	$11,414	$12,334	$10,150
State	1,453	1,460	1,507

	12,867	13,794	11,657

Deferred:
Federal	(3,928)	(3,138)	(4,118)
State	(449)	(358)	(471)

	(4,377)	(3,496)	(4,589)

	$8,490	$10,298	$7,068

The difference between the actual and the effective income tax provision rate computed by applying the statutory federal income tax rate to income from continuing operations before income taxes is attributable to the following:

Year ended December 31,	2003	2004	2005

Tax computed using the federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	3.2	3.6	4.6
Nondeductible meals and incidentals	4.1	7.2	9.8
Other	(0.1)	—	(0.2)

	42.2%	45.8%	49.2%

The components of deferred income tax assets and liabilities are as follows:

Year ended December 31, (in thousands)	2004	2005

Deferred tax assets:
Intangible assets	$1,536	$266
Professional liability reserve	14,342	19,599
Accrued compensation and benefits	1,233	1,789
Deferred revenue	763	939
Accounts receivable	547	508
Other	305	66

Total deferred tax assets	18,726	23,167

Deferred tax liabilities:
Property and equipment	(809)	(661)

Net deferred tax assets	$17,917	$22,506

Current portion	$4,199	$4,504

Long term portion	$13,718	$18,002

F1-25

CHG Healthcare Services, Inc.

Notes to consolidated financial statements (continued)

A valuation allowance is provided against deferred tax assets where it is more likely than not that all or some portion of the deferred tax assets will not be realized. As of December 31, 2004 and 2005, management determined that no valuation allowance was necessary. However, the amount of the deferred tax assets considered realizable could change based on changes in the facts and circumstances underlying management’s estimates regarding realizability.

12. Employee benefit plans

The Company maintains a defined contribution 401(k) savings plan pursuant to which the Company makes discretionary matching cash contributions. Company matching contributions amounted to approximately $638,000, $1,051,000, and $1,172,000 for the years ended December 31, 2003, 2004, and 2005, respectively.

13. Discontinued operations

In June 2002, management of the Company made the decision to sell its per-diem staffing businesses. These businesses were acquired in September and December 1999 in connection with the Company’s acquisitions of the businesses Stat Resource, Inc. and Firstat Nursing Services, Inc. The Company actively pursued potential buyers during fiscal 2002 and completed the sale on March 1, 2003, in which the Company sold certain assets of the businesses for a total cash purchase price of approximately $1,025,000. Pursuant to FASB Statement No. 144, Accounting for Impairment or Disposal of Long-Lived Assets, the consolidated financial statements of the Company reflect the discontinuance of these businesses. Accordingly, the results of operations of the per-diem staffing businesses have been segregated and reported as discontinued operations in the accompanying consolidated statements of income for the year ended December 31, 2003.

Operating results of the discontinued operations have been classified as such in the accompanying consolidated statements of income for 2003 as follows:

(in thousands)

Revenues	$1,013
Operating expenses	1,027

Loss before income taxes	(14)
Income tax benefit	5

Loss from discontinued operations	$(9)

14. Segment reporting

The Company has three reportable segments: locum tenens, other healthcare staffing and permanent placement. The other healthcare staffing segment includes the Company’s allied health staffing and travel nurse staffing business lines which have been aggregated into the other healthcare staffing reportable segment based on similar economic characteristics.

The locum tenens segment places physicians on temporary assignments in a variety of healthcare settings. The other healthcare staffing segment places allied health professionals and travel

F1-26

CHG Healthcare Services, Inc.

Notes to consolidated financial statements (continued)

nurses on temporary assignments in similar healthcare settings. The permanent placement segment provides search and recruitment of physicians and other healthcare professionals to fill permanent healthcare positions.

The Company’s management evaluates performance of each segment primarily based on revenues and contribution income (which is defined as earnings before interest, taxes, depreciation, amortization and corporate expenses not specifically identified to a reportable segment). The Company’s management does not prepare, evaluate, manage or measure performance of segments using asset information; accordingly, asset information by segment is not disclosed. The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see note 1). The information in the following table is derived from the segments’ internal financial information as used for corporate management purposes. Certain corporate expenses are not allocated to and/or among the operating segments.

Year ended December 31, (in thousands)	2003	2004	2005

Revenue from external customers:
Locum tenens	$166,318	$188,234	$207,485
Other healthcare staffing	92,311	165,477	172,421
Permanent placement	27,802	27,703	25,303

	286,431	381,414	405,209

Contribution income:
Locum tenens	21,670	26,914	28,119
Other healthcare staffing	10,396	18,003	16,974
Permanent placement	4,713	5,762	4,437

	36,779	50,679	49,530
Unallocated corporate overhead	13,425	17,328	18,763
Special bonus	—	2,485	5,424
Interest expense, net	1,291	4,044	6,374
Depreciation and amortization	1,922	4,327	4,607

Income from continuing operations before income taxes	$ 20,141	$ 22,495	$ 14,362

15. Earnings per share

Basic earnings per share (Basic EPS) is computed by dividing net income available to common stockholders by the weighted average number of shares outstanding and diluted earnings per share (Diluted EPS) reflects the dilutive effects of stock options as calculated utilizing the treasury stock method. The holders of redeemable preferred stock, that was outstanding until November 2004, were not entitled to participate in common stock dividends and such shares were not convertible into common stock.

F1-27

CHG Healthcare Services, Inc.

Notes to consolidated financial statements (continued)

The following table sets forth below the computation of earnings per common share for the periods indicated:

Year ended December 31, (in thousands, except share and per share data)	2003	2004	2005

Income from continuing operations	$ 11,651	$ 12,197	$ 7,294
Preferred stock dividends	(1,117)	(1,012)	—

Income from continuing operations attributable to common stockholders—basic	10,534	11,185	7,294
Interest expense related to redeemable warrants	69	—	—

Income from continuing operations attributable to common stockholders—diluted	10,603	11,185	7,294

Weighted average common shares—basic	411,849	428,382	428,751
Dilutive redeemable warrants	3,525	—	—
Dilutive stock options	22,825	25,997	31,555

Weighted average common shares—diluted	438,199	454,379	460,306

Basic EPS—from continuing operations	25.58	26.11	17.01
Diluted EPS—from continuing operations	24.20	24.62	15.85

F1-28

Independent auditors’ report

The Board of Directors of

Foundation Medical Staffing, LLC and Foundation Enterprises, Inc.:

We have audited the accompanying combined balance sheets of Foundation Medical Staffing, LLC and Foundation Enterprises, Inc. (the “Company”) as of December 31, 2003, 2004 and September 17, 2005, and the related combined statements of income, equity, and cash flows for each of the years ended December 31, 2003, 2004, and the period ended September 17, 2005. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Foundation Medical Staffing, LLC and Foundation Enterprises, Inc. as of December 31, 2003, 2004 and September 17, 2005, and the results of their operations and their cash flows for each of the years ended December 31, 2003, 2004 and the period ended September 17, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ Cole & Reed, P.C.

Oklahoma City, Oklahoma

December 16, 2005

F2-1

Foundation Medical Staffing, LLC and Foundation Enterprises, Inc.

Combined balance sheets

(in thousands, except per share data)	December 31, 2003	December 31, 2004	September 17, 2005

Assets:
Current assets:
Cash and cash equivalents	$ 56	$ —	$ 15
Accounts receivable (net of allowance of $0, $0 and $88, respectively)	333	1,051	1,523
Prepaids and other	12	40	74

Total current assets	401	1,091	1,612
Property and equipment, net	65	50	44
Goodwill	48	48	48
Other assets	15	15	15

Total assets	$529	$1,204	$1,719

Liabilities and stockholders’ / members’ equity:
Current liabilities:
Cash overdraft	$ —	$ 21	$ —
Accounts payable and other accrued liabilities	18	25	59
Accrued compensation and benefits	97	209	374
Deferred revenue	—	—	62
Current portion of long-term debt	89	176	93

Total current liabilities	204	431	588
Long-term debt, net of current portion	113	—	—

Total liabilities	317	431	588

Commitments and contingencies (note 5)

Stockholders’ / members’ equity:
Common stock, $1 par value 50,000 shares; authorized; 50 shares issued and outstanding	—	—	—
Members’ equity	154	742	1,057
Retained earnings	58	31	74

Total stockholders’ / members’ equity	212	773	1,131

	$529	$1,204	$1,719

See accompanying notes to combined financial statements.

F2-2

Foundation Medical Staffing, LLC and Foundation Enterprises, Inc.

Combined statements of income

Period ended (in thousands)	December 31, 2003	December 31, 2004	September 17, 2005

Revenue	$2,083	$6,034	$7,192

Operating expenses:
Direct operating costs	1,086	4,145	5,417
Selling, general and administrative	741	1,225	1,345
Depreciation and amortization	29	22	14

Total operating expenses	1,856	5,392	6,776

Income from operations	227	642	416
Interest expense, net	11	11	5

Net income	$ 216	$ 631	$ 411

See accompanying notes to combined financial statements.

F2-3

Foundation Medical Staffing, LLC and Foundation Enterprises, Inc.

Combined statements of equity

(in thousands, except share data)	Common stock		Members’ equity	Retained earnings	Total
	Shares	Amount

Balance at January 1, 2003	50	$—	$1	$38	$39
Dividends	—	—	—	(47)	(47)
Member investments	—	—	24	—	24
Member draws	—	—	(20)	—	(20)
Net income	—	—	149	67	216

Balance at December 31, 2003	50	—	154	58	212
Dividends	—	—	—	(86)	(86)
Member investments	—	—	16	—	16
Member draws	—	—	—	—	—
Net income	—	—	572	59	631

Balance at December 31, 2004	50	—	742	31	773
Dividends	—	—	—	(33)	(33)
Member investments	—	—	—	—	—
Member draws	—	—	(20)	—	(20)
Net income	—	—	335	76	411

Balance at September 17, 2005	50	$—	$1,057	$74	$1,131

See accompanying notes to combined financial statements.

F2-4

Foundation Medical Staffing, LLC and Foundation Enterprises, Inc.

Combined statements of cash flows

Period ended (in thousands)	December 31, 2003	December 31, 2004	September 17, 2005

Cash flows from operating activities:
Net income	$216	$631	$411

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	29	22	14
Provision for doubtful accounts	—	—	88
Changes in operating assets and liabilities:
Accounts receivable	(291)	(718)	(560)
Prepaids and other current assets	(12)	(41)	(34)
Accounts payable and other accrued liabilities	5	20	33
Accrued compensation and benefits	87	112	166
Deferred revenue	—	—	62

Net cash provided by operating activities	34	26	180

Cash flows from investing activities:
Purchases of property and equipment	(4)	(7)	(8)

Net cash used in investing activities	(4)	(7)	(8)

Cash flows from financing activities:
Issuance of long-term debt	83	35	—
Principal payments on long-term debt	(20)	(61)	(83)
Shareholder/member investments	24	16	—
Shareholder/member dividends/draws	(67)	(86)	(53)
Change in cash overdraft	—	21	(21)
Net cash provided by (used in) financing activities	20	(75)	(157)

Net change in cash and cash equivalents	50	(56)	15
Cash and cash equivalents, beginning of year	6	56	—

Cash and cash equivalents, end of year	$56	$—	$15

Supplemental cash flow information:
Cash paid for interest	$11	$11	$5

See accompanying notes to combined financial statements.

F2-5

Foundation Medical Staffing, LLC and Foundation Enterprise, Inc.

Notes to combined financial statements

1. Organization and summary of significant accounting policies

Foundation Medical Staffing, LLC, an Oklahoma LLC, and Foundation Enterprises, Inc., an Oklahoma Corporation, (collectively, the “Company”) is one of the largest providers of dialysis nurses in the United States of America. The Company provides RN’s and allied health professionals to hospitals, sub-acute care facilities, and managed care organizations on a temporary basis. The Company also provides medical professional placement and search services.

On September 18, 2005 the Company sold all of its net assets and substantially all of its ongoing operations to CHG Healthcare Services, Inc.

Method of combination

The combined financial statements include the accounts of Foundation Medical Staffing, LLC and Foundation Enterprises, Inc. Combined financial statements are more meaningful than separate statements as the companies operate under common ownership and management. All significant intercompany balances and transactions have been eliminated in the combination.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash equivalents

The Company considers its highly liquid investments purchased with original maturities to the Company of three months or less to be cash equivalents.

Accounts receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience and other economic indicators. The Company periodically reviews the adequacy of its allowance for doubtful accounts. Past due balances are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have off-balance-sheet credit exposure related to its customers.

Concentration of credit risk and significant customers

The Company extends credit to its customers based on the evaluation of each customer’s financial condition and collateral is generally not required. The Company believes that credit risk

F2-6

Foundation Medical Staffing, LLC and Foundation Enterprise, Inc.

Notes to combined financial statements (continued)

associated with accounts receivable is minimized due to contracting with customers at the individual facility level, the number of customers and the geographical dispersion of its customer base. There have been no credit losses for the periods of December 31, 2003 and 2004 and losses for the period ending September 17, 2005 have been within management’s expectations.

Credit risk with respect to accounts receivable may be concentrated due to the large number of individual contracts for temporary and permanent placements with major dialysis healthcare systems in any particular reporting period. At December 31, 2003, 2004, and September 17, 2005, approximately 40%, 21% and 15%, respectively, of total receivables are due from three customers, which are major dialysis healthcare facilities.

The Company had two clients with revenues in excess of 10% of total revenues in the period ending December 31, 2003. In the periods ending December 31, 2004 and September 17, 2005 there were no clients with revenues in excess of 10% of total revenues.

Property and equipment

Property and equipment are recorded at cost. Additions and improvements are capitalized and maintenance and repairs are charged to expense as incurred. Property and equipment are depreciated on a straight-line basis over their estimated useful lives (generally three to seven years).

Impairment of long-lived assets

Long-lived assets, such as property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Goodwill

Goodwill is not amortized but is tested for impairment annually or more often if events or circumstances indicate a potential impairment exists. Goodwill is tested for impairment using a two-step process. The first step of the goodwill impairment test, used to identify potential impairment, compares the estimated fair value of the reporting unit containing goodwill with the related carrying amount. If the estimated fair value of the reporting unit exceeds its carrying amount, the reporting unit’s goodwill is not considered to be impaired and the second step of the impairment test is unnecessary. If the reporting unit’s carrying amount exceeds its estimated fair value, the second step test must be performed to measure the amount of the goodwill impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill, determined in the same manner as the amount of goodwill recognized in a business combination, with the carrying amount of such goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

F2-7

Foundation Medical Staffing, LLC and Foundation Enterprise, Inc.

Notes to combined financial statements (continued)

Fair value of financial instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates their respective fair values due to the short-term nature and liquidity of these financial instruments. The carrying amounts of long-term debt approximates its respective fair value due to bearing terms that are comparable to those available under current market conditions.

Revenue recognition

Revenues from temporary staffing services are recognized at the time services are performed. Permanent placement revenue is generally recognized when a candidate begins employment with the customer. Amounts billed prior to a candidate’s start date are recorded as deferred revenue.

The Company typically offers a guarantee period of 90 days from the candidate’s start date for placed candidates under its permanent placement services. In the event a candidate terminates employment during the guarantee period, the Company will seek to provide a replacement at no additional charge or may elect to refund the amount paid by the customer.

Direct operating costs

Direct operating costs include compensation and benefits, travel and housing and other costs paid to or expended on behalf of temporary healthcare professionals on assignment.

Advertising

The Company expenses the cost of advertising when incurred. For the years ended December 31, 2003, 2004, and the period ended September 17, 2005, advertising expenses were $2, $9, and $28, respectively.

Income taxes

The income of Foundation Medical Staffing, LLC is included in the taxable income of its members. Foundation Enterprises, Inc. has elected to include their taxable income with that of its shareholders (an S Corporation election). Accordingly, these companies make no provision for income taxes. These companies distribute amounts, as needed for the payment of the members or shareholders income taxes. Distributions are recorded when paid.

F2-8

Foundation Medical Staffing, LLC and Foundation Enterprise, Inc.

Notes to combined financial statements (continued)

2. Property and equipment

Property and equipment consisted of the following:

Periods ended (in thousands)	December 31, 2003	December 31, 2004	September 17, 2005

Office equipment	$51	$54	$55
Software	70	73	80
Autos	75	75	75

	186	202	210
Accumulated depreciation and amortization	(131)	(152)	(166)

	$65	$50	$44

3. Accrued compensation and benefits

Accrued compensation and benefits consist of the following:

Periods ended (in thousands)	December 31, 2003	December 31, 2004	September 17, 2005

Accrued salaries	$ 20	$ 103	$ 147
Accrued bonuses	3	—	41
Accrued payroll liabilities	74	106	186

Accrued compensation and benefits	$ 97	$ 209	$ 374

4. Long-term debt

As of December 31, 2003, 2004 and the period ending September 17, 2005 Foundation Medical Staffing, LLC had a note payable. The note is in the amount of $150 and may be borrowed up to the principle amount more than one time. It has a one-year term and has been renewed for a one-year period in January 2004 and 2005. The interest rate on the outstanding borrowings under the note is 6.25% or may be variable at prime plus the applicable margin of 1%. The company has pledged the assets of the company as security for borrowing under the note. The note was paid in full at September 17, 2005.

As of December 31, 2003, 2004 and period ending September 17, 2005 Foundation Enterprises, Inc. had a term note payable. The note is in the amount of $150 with a maturity date of January 9, 2012. The interest rate on the outstanding term note payable is 6.85% or may be variable at prime plus the applicable margin of 1%. The company has pledged the assets of the company as security for borrowing under the note. The note was paid in full September 19, 2005, and is, therefore classified as current at December 31, 2004 and September 17, 2005.

5. Commitments and contingencies

Operating leases

The Company leases office space and equipment under noncancelable operating leases. Total lease expense, which includes minimum payments and other common area maintenance charges,

F2-9

Foundation Medical Staffing, LLC and Foundation Enterprise, Inc.

Notes to combined financial statements (continued)

was approximately $38, $31 and $23 for the years ended December 31, 2003, 2004, and the period ended September 17, 2005, respectively.

Future minimum payments required under noncancelable operating leases that have an initial or remaining noncancelable lease term in excess of one year at December 31, 2005 are minimal.

6. Common stock

Foundation Enterprises, Inc. has authority to issue 50,000 shares of Common Stock at a par value of $1.00 per share. As of December 31, 2003, 2004 and September 17, 2005, 50 shares of common stock are issued and outstanding.

7. Employee benefit plans

The Company maintains a defined contribution Simple IRA savings plan pursuant to which the Company makes discretionary matching cash contributions. Company matching contributions amounted to approximately $6, $14 and $18 for the years ended December 31, 2003, 2004, and the period ended September 17, 2005, respectively.

F2-10

                     shares

Common stock

Prospectus

Joint Book-Running Managers

JPMorgan	Citigroup

SunTrust Robinson Humphrey	Harris Nesbitt

            , 2006

Until             , 2006, all dealers that buy, sell or trade in our common stock, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained in this prospectus. Neither we, the selling stockholders or the underwriters have authorized anyone to provide you with information different from that contained in this prospectus. Neither we, the selling stockholders or the underwriters are making, nor will make, an offer to sell in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of the front cover, regardless of the time of delivery of this prospectus or any sale of the common stock.

Part II

Information not required in prospectus

Item 13.	Other expenses of issuance and distribution

The expenses of the offering, other than the underwriting discount, are estimated to be:

Securities and Exchange Commission registration fee		$12,305

NASD filing fee		*

Nasdaq National Market listing fee		*

Legal fees and expenses		*

Accounting fees and expenses		*

Blue Sky fees and expenses (including legal fees)		5,000

Printing expenses		*

Transfer agent fees		*

Miscellaneous		*

TOTAL	$	*

*	To be provided by amendment.

Item 14.	Indemnification of directors and officers

Section 145 of the Delaware General Corporation Law authorizes a corporation, under certain circumstances, to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was an officer or director of such corporation, or is or was serving at the request of that corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. With respect to any criminal action or proceeding, such indemnification is available if he had no reasonable cause to believe his conduct was unlawful.

Article 10 of the registrant’s amended and restated certificate of incorporation and Article 5 of its amended and restated bylaws will permit it to indemnify its directors, officers, employees and other agents to the fullest extent permitted by Delaware law, subject to limited exceptions. Section 5.3 of the registrant’s amended and restated bylaws will expressly provide that Article 5 is not the exclusive method of indemnification.

Section 145 of the Delaware General Corporation Law also empowers a corporation to purchase and maintain insurance on behalf of any person who is or was an officer or director of such corporation against liability asserted against or incurred by him in any such capacity, whether or not such corporation would have the power to indemnify such officer or director against such liability under the provisions of Section 145.

Article 5 of the registrant’s amended and restated bylaws will provide that it may maintain insurance, at its own expense, to protect itself and any of its directors, officers, employees or other agents against any expense, liability, or loss, regardless of whether the registrant would have the power to indemnify such person against such expense, liability or loss under Delaware law. In addition, the registrant currently maintains insurance which insures its directors and officers against certain liabilities.

Section 102(b)(7) of the Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (a) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware General Corporation Law (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) or (d) for any transaction from which the director derived improper personal benefit. Article 9 of the registrant’s amended and restated certificate of incorporation will provide that, subject to the exceptions contained in the Delaware General Corporation Law, no director shall be personally liable to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director.

The underwriting agreement to be entered into in connection with the offering will provide for the underwriters to indemnify the registrant and its directors and certain of its officers against liabilities resulting from information furnished by or on behalf of the underwriters specifically for use in the Registration Statement. See “Item 17. Undertakings” for a description of the Securities and Exchange Commission’s position regarding such indemnification provisions.

Item 15.	Recent sales of unregistered securities

In the three years preceding the filing of this registration statement, the registrant has sold the following securities that were not registered under the Securities Act:

The registrant issued 7,458.00 shares of common stock in June 2003 upon the exercise of outstanding warrants.

The registrant sold 874.14 shares of common stock and 36 shares of preferred stock in June 2004 to an accredited investor for cash consideration of approximately $264,000 and $36,000, respectively.

The registrant sold 123.00 shares of common stock in December 2005 to an employee, for cash consideration of $50,000.

The sales of the above securities were exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering or Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans approved by the registrant’s board of directors. The above sales were made to a limited number of sophisticated investors and the certificates representing the securities sold contain a restrictive legend that prohibits transfer without registration or an applicable exemption. There were no underwriters employed in connection with any of the transactions set forth in Item 15.

Item 16.	Exhibits and financial statement schedules

(a)	Exhibits:

*1.1	—	Form of Underwriting Agreement

*3.1	—	Amended and Restated Certificate of Incorporation

*3.2	—	Amended and Restated Bylaws

*4.1	—	Form of Common Stock Certificate

*5.1	—	Opinion of King & Spalding LLP

*10.1	—	Employment Agreement between CHG Healthcare Services, Inc. and Michael R. Weinholtz, dated December 31, 2002

*10.2	—	Employment Agreement between CHG Healthcare Services, Inc. and Sean Dailey, dated December 31, 2002

*10.3	—	Employment Agreement between CHG Healthcare Services, Inc. and Donald D. DeCamp, dated December 31, 2002

*10.4	—	Employment Agreement between CHG Healthcare Services, Inc. and Scott M. Beck, dated October 28, 2000

*10.5	—	2006 Stock Incentive Plan

*10.6	—	Employee Stock Purchase Plan

10.7	—	2003 Stock Option Plan

10.8	—	Amended and Restated 2002 Stock Option Plan

10.9	—	Amended and Restated 2000 Stock Option Plan

10.10	—	Amended and Restated 1998 Executive Stock Option Plan

10.11	—	Credit Agreement, dated as of January 29, 2004, amended as of October 29, 2004 and October 21, 2005, by and among CHG Companies, Inc. and CHG Medical Staffing, Inc., as Borrowers, CHG Healthcare Services, Inc. (formerly CompHealth Group, Inc.) as Parent Guarantor, the Lenders party thereto, JPMorgan Chase Bank as Administrative Agent, J.P. Morgan Securities Inc. as Sole Bookrunner and Co-Lead Arranger, Madison Capital Funding LLC as Co-Lead Arranger and Syndication Agent, and BNP Paribas and Bank One, NA as Co-Documentation Agents

10.12	—	Reaffirmation of Guarantee and Collateral Agreement, dated as of October 29, 2004, by and among CHG Healthcare Services, Inc. (formerly CompHealth Group, Inc.), its Subsidiaries party thereto, and JPMorgan Chase Bank

10.13	—	Supplemental Term Loan Assumption Agreement, dated as of November 23, 2004, by and among CHG Healthcare Services, Inc. (formerly CompHealth Group, Inc.), CHG Medical Staffing, Inc., Comerica Bank and JPMorgan Chase Bank, N.A.

10.14	—	Second Amended and Restated Registration Rights Agreement, dated as of March 25, 2003, by and among CHG Healthcare Services, Inc. (formerly CompHealth Group, Inc.), Healthsouth Corporation, and each of the Investors, Warrantholders and Other Stockholders party thereto

10.15	—	Second Amended and Restated Stockholders Agreement, dated as of March 25, 2003, by and among CHG Healthcare Services, Inc. (formerly CompHealth Group, Inc.), Healthsouth Corporation and each of the Stockholders party thereto

10.16	—	Lease Agreement for The Woodlands Tower II, last amended as of June 1, 2004, by and between Woodlands III Holdings, LLC as ultimate successor in interest to Bay Street Number Two, Inc. and Valley North Associates, and CHG Companies, Inc. as ultimate successor to CHS, Inc.

10.17	—	Office Lease, dated as of December 5, 2005, by and between Millrock Park North, LLC and CHG Healthcare Services, Inc.

10.18	—	Lease Agreement, dated as of November 18, 2002, by and between North Federal Highway, L.L.C. and CompHealth, Inc.

*10.19	—	Form of Indemnification Agreement

21.1	—	Subsidiaries of the registrant

23.1	—	Consent of KPMG LLP, independent registered public accounting firm

23.2	—	Consent of Cole & Reed P.C. (Foundation Medical Staffing)

*23.3	—	Consent of King & Spalding LLP (contained in Exhibit 5.1 hereto)

24.1	—	Power of Attorney (included on the signature page to this Registration Statement)

*	To be filed by amendment.

(b)	Consolidated Financial Statement Schedules:

All schedules are omitted because the required information is inapplicable or the information is presented in the registrant’s consolidated financial statements or related notes.

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described above in “Item 14. Indemnification of directors and officers,” or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Salt Lake City, state of Utah, on the 24th day of March, 2006.

CHG Healthcare Services, Inc.

By:	/s/ Michael R. Weinholtz
Michael R. Weinholtz
President and Chief Executive Officer

Power of attorney

Each person whose signature appears below constitutes and appoints Michael R. Weinholtz, Sean Dailey and James S. Marshall, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution, from such person and in each person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Form S-1 Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and to sign and file any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in order to effectuate the same as fully to all intents and purposes as the undersigned might or could do if personally present, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities indicated on the 24th day of March, 2006.

Signature	Title

/s/ Michael R. Weinholtz Michael R. Weinholtz	President and Chief Executive Officer and Director (Principal Executive Officer)

/s/ Sean Dailey Sean Dailey	Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ James S. Marshall James S. Marshall	Vice President—Finance (Principal Accounting Officer)

/s/ Richard B. Fontaine Richard B. Fontaine	Director

/s/ Charles M. Linehan Charles M. Linehan	Director

Signature	Title

/s/ Wayne B. Lowell Wayne B. Lowell	Director

/s/ Nader J. Naini Nader J. Naini	Director

/s/ C. Thomas Smith C. Thomas Smith	Director

/s/ Richard K. Whitney Richard K. Whitney	Director

Index to exhibits

*1.1	—	Form of Underwriting Agreement

*3.1	—	Amended and Restated Certificate of Incorporation

*3.2	—	Amended and Restated Bylaws

*4.1	—	Form of Common Stock Certificate

*5.1	—	Opinion of King & Spalding LLP

*10.1	—	Employment Agreement between CHG Healthcare Services, Inc. and Michael R. Weinholtz, dated December 31, 2002

*10.2	—	Employment Agreement between CHG Healthcare Services, Inc. and Sean Dailey, dated December 31, 2002

*10.3	—	Employment Agreement between CHG Healthcare Services, Inc. and Donald D. DeCamp, dated December 31, 2002

*10.4	—	Employment Agreement between CHG Healthcare Services, Inc. and Scott M. Beck, dated October 28, 2000

*10.5	—	2006 Stock Incentive Plan

*10.6	—	Employee Stock Purchase Plan

10.7	—	2003 Stock Option Plan

10.8	—	Amended and Restated 2002 Stock Option Plan

10.9	—	Amended and Restated 2000 Stock Option Plan

10.10	—	Amended and Restated 1998 Executive Stock Option Plan

10.11	—	Credit Agreement, dated as of January 29, 2004, amended as of October 29, 2004 and October 21, 2005, by and among CHG Companies, Inc. and CHG Medical Staffing, Inc., as Borrowers, CHG Healthcare Services, Inc. (formerly CompHealth Group, Inc.) as Parent Guarantor, the Lenders party thereto, JPMorgan Chase Bank as Administrative Agent, J.P. Morgan Securities Inc. as Sole Bookrunner and Co-Lead Arranger, Madison Capital Funding LLC as Co-Lead Arranger and Syndication Agent, and BNP Paribas and Bank One, NA as Co-Documentation Agents

10.12	—	Reaffirmation of Guarantee and Collateral Agreement, dated as of October 29, 2004, by and among CHG Healthcare Services, Inc. (formerly CompHealth Group, Inc.), its Subsidiaries party thereto, and JPMorgan Chase Bank

10.13	—	Supplemental Term Loan Assumption Agreement, dated as of November 23, 2004, by and among CHG Healthcare Services, Inc. (formerly CompHealth Group, Inc.), CHG Medical Staffing, Inc., Comerica Bank and JPMorgan Chase Bank, N.A.

10.14	—	Second Amended and Restated Registration Rights Agreement, dated as of March 25, 2003, by and among CHG Healthcare Services, Inc. (formerly CompHealth Group, Inc.), Healthsouth Corporation, and each of the Investors, Warrantholders and Other Stockholders party thereto

10.15	—	Second Amended and Restated Stockholders Agreement, dated as of March 25, 2003, by and among CHG Healthcare Services, Inc. (formerly CompHealth Group, Inc.), Healthsouth Corporation and each of the Stockholders party thereto

10.16	—	Lease Agreement for The Woodlands Tower II, last amended as of June 1, 2004, by and between Woodlands III Holdings, LLC as ultimate successor in interest to Bay Street Number Two, Inc. and Valley North Associates, and CHG Companies, Inc. as ultimate successor to CHS, Inc.

10.17	—	Office Lease, dated as of December 5, 2005, by and between Millrock Park North, LLC and CHG Healthcare Services, Inc.

10.18	—	Lease Agreement, dated as of November 18, 2002, by and between North Federal Highway, L.L.C. and CompHealth, Inc.

*10.19	—	Form of Indemnification Agreement

21.1	—	Subsidiaries of the registrant

23.1	—	Consent of KPMG LLP, independent registered public accounting firm

23.2	—	Consent of Cole & Reed P.C. (Foundation Medical Staffing)

*23.3	—	Consent of King & Spalding LLP (contained in Exhibit 5.1 hereto)

24.1	—	Power of Attorney (included on the signature page to this Registration Statement)

*	To be filed by amendment.